12/07

07029008

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Abbey Capital Limited

*CURRENT ADDRESS 1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 09 2008
THOMSON REUTERS

FILE NO. 82- 35211 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT: 6/5/08

BEST AVAILABLE COPY

Annual Privacy Statement

The following privacy policy describes the standards that the Fund and Abbey Capital Limited follow for the collection, use and protection of nonpublic personal information.

Regulation 160 of the Commodity Exchange Act requires Abbey Capital and the Fund to (i) disclose their privacy policy, (ii) limit their disclosure of customers' personal financial information to third parties, subject to three significant exceptions and (iii) protect the security of the records and information of their customers.

Every investor in the Fund must receive clear notice of Abbey Capital and the Fund's privacy policies – at their investment date, and annually thereafter.

The Fund and Abbey Capital Limited are committed to safeguarding the personal information that investors provide. This Privacy Policy describes how the Fund handles and protects personal information that is collected about individuals who apply for or receive Shares in the Fund. The provisions of this notice apply to former Shareholders as well as current Shareholders.

Why and How the Fund Collects Personal Information

When an investor submits a subscription, the Fund collects personal information about the investor for business purposes, such as processing requests and transactions, informing the investor about products and services that may be of interest, and providing customer service. The personal information collected includes:

- information the investors provides on subscription documents, applications and other forms, such as name, address, date of birth, social security number, occupation, assets, and income;
- information about transactions with the Company; and
- information the investor provides to the Registrar and Transfer Agent to verify the investor's identity, such as a passport.

How the Fund Protects Personal Information

Information is only disclosed to the parties listed in the Private Placement Memorandum agreement, and these companies are required to keep personal information confidential.

Also, the Fund or Abbey Capital Limited may disclose personal information with non-affiliated companies and regulatory authorities as permitted or required by applicable law. For example, these entities may disclose personal information to cooperate with regulatory authorities and law enforcement agencies to comply with subpoenas or other official requests, and as necessary to protect their rights or property. Except as described in this privacy policy, these parties will not use personal information on Shareholders for

any other purpose unless they describe how such information will be used at the time the investor discloses it to these entities or they obtain each Shareholder's permission to do so.

The Fund limits access to each Shareholder's personal information to those employees who need to know in order to conduct the Fund's business, service the Shareholder's account, and help the Shareholder accomplish their financial objectives. The service providers' employees are required to maintain and protect the confidentiality of Shareholder personal information and must follow established procedures to do so. Abbey Capital Limited maintains physical, electronic, and procedural safeguards to protect Shareholders' personal information. Abbey Capital Limited does not rent or sell names or personal information to anyone. To the extent that Abbey Capital disposes of redundant shareholder records, Abbey Capital takes reasonable steps to protect the confidentiality of the records following such disposal and to guard against unintended or unauthorized disposals.

The staff of Abbey Capital are informed, and are expected to be aware, of our policies and procedures with respect to safeguarding and proper disposal of customer records.

Accessing and Revisiting Personal Information

The Fund and Abbey Capital Limited endeavor to keep their customer files complete and accurate. They will give each Shareholder reasonable access to the information they have about that Shareholder. Most of this information is contained in account statements that the Shareholder receives and applications that the Shareholder submits to obtain Shares in the Fund. The Fund and Abbey Capital Limited encourage each Shareholder to review this information and notify them if the Shareholder believes any information should be corrected or updated. If a Shareholder has a question or concern about personal information or this privacy notice, please contact the Fund or Abbey Capital Limited.

Registration No. 38980

BERMUDA

MINISTRY OF FINANCE

CERTIFICATE OF COMPLIANCE

I Riche Robinson, **Supervisor, Registration** of the **Registrar of Companies** in the Islands of Bermuda, do hereby certify that

Abbey Capital Multi-Manager Fund Limited

is a company duly incorporated under the laws of Bermuda and is at the date of this Certificate, in good standing under the Companies Act 1981.

Given under my hand and the Seal of the

REGISTRAR OF COMPANIES this

17th day of January 2008

Riche Robinson
Supervisor, Registration

Daiwa Securities Group

Statement of Activity

Greta Pofcher c/o UBS Financial Services Inc		**Date**	: 05-07-2007
Attn: Operations - 37th Floor		**Valuation date**	: 02-07-2007
Alternative Investments US		**Fund Id**	: ACMMF33
1285 Avenue of the Americas		**Holder Id**	: 00668433
New York, NY 10019		**Account Id**	: 00000004
USA		**Currency**	: United States Dollar

Greta Pofcher
Account: GRETA POFCHER

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	5,000.000	100.51	502,550.00
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	5,000.000	103.74	518,700.00
Increase or decrease in market value due to change in the price in the period				16,150.00

Daiwa Securities Group

Statement of Activity

William K. Bowes Jr. Foundation
c/o UBS Financial Services Inc
Attn: Operations - 37th Floor
Alternative Investments US
1285 Avenue of the Americas
New York, NY 10019
USA
William K. Bowes Jr. Foundation
Account: William K. Bowes Jr. Foundation

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00668633
Account Id	: 00000005
Currency	: United States Dollar

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	50,000.000	100.51	5,025,500.00
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	50,000.000	103.74	5,187,000.00
Increase or decrease in market value due to change in the price in the period				161,500.00

Daiwa Securities Group

Statement of Activity

James Stewart
c/o UBS Financial Services Inc
Attn: Operations - 37th Floor
Alternative Investments US
1285 Avenue of the Americas
New York, NY 10019
USA
James Stewart
Account: JAMES STEWART

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00674733
Account Id	: 00000006
Currency	: United States Dollar

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,480.312	100.51	148,786.16
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,480.312	103.74	153,567.57
Increase or decrease in market value due to change in the price in the period				4,781.41

Daiwa Securities Group

Statement of Activity

Robert Deso
c/o UBS Financial Services Inc
Attn: Operations - 37th Floor
Alternative Investments US
1285 Avenue of the Americas
New York, NY 10019
USA
Robert Deso
Account: Robert Deso

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00674933
Account Id	: 00000007
Currency	: United States Dollar

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	616.797	100.51	61,994.27
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	616.797	103.74	63,986.52
Increase or decrease in market value due to change in the price in the period				1,992.25

Daiwa Securities Group

[redacted]

Statement of Activity

Judith Heyboer Revocable Trust Dated May 26 2000		**Date**	: 05-07-2007
c/o UBS Financial Services Inc		**Valuation date**	: 02-07-2007
Attn: Operations - 37th Floor		**Fund Id**	: ACMMF33
Alternative Investments US		**Holder Id**	: 00675033
1285 Avenue of the Americas		**Account Id**	: 00000008
New York, NY 10019		**Currency**	: United States Dollar
USA		**Email**	: jaheyboer@earthlink.net
Judith Heyboer Revocable Trust Dated May 26 2000		**FAX Number**	: 001 650 321 3330

Account: Judith Heyboer Revocable Trust Dated May 26 2000

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,381.624	100.51	138,867.03
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,381.624	103.74	143,329.67
Increase or decrease in market value due to change in the price in the period				4,462.64

Daiwa Securities Group

Statement of Activity

Mark Brighouse
c/o UBS Financial Services Inc
Attn: Operations - 37th Floor
Alternative Investments US
1285 Avenue of the Americas
New York, NY 10019
USA
Mark Brighouse
Account: MARK BRIGHOUSE

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00675233
Account Id	: 00000009
Currency	: United States Dollar

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	986.875	100.51	99,190.81
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	986.875	103.74	102,378.41
Increase or decrease in market value due to change in the price in the period				3,187.60

Daiwa Securities Group

Statement of Activity

The Gottsegan, Tannenbaum & Karabin Employee Retirement Trust	**Date** : 05-07-2007
c/o UBS Financial Services Inc	**Valuation date** : 02-07-2007
Attn: Operations - 37th Floor	**Fund Id** : ACMMF33
Alternative Investments US	**Holder Id** : 00675633
1285 Avenue of the Americas	**Account Id** : 00000010
New York, NY 10019	**Currency** : United States Dollar
USA	
The Gottsegan, Tannenbaum & Karabin Employee Retirement Trust	
Account: The Gottsegan, Tannenbaum & Karabin Employee Retirement Trust	

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	493.437	100.51	49,595.35
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	493.437	103.74	51,189.15
Increase or decrease in market value due to change in the price in the period				1,593.80

Daiwa Securities Group

[redacted]

Statement of Activity

Janal Limited Partnership		**Date**	: 05-07-2007
c/o UBS Financial Services Inc		**Valuation date**	: 02-07-2007
Attn: Operations - 37th Floor		**Fund Id**	: ACMMF33
Alternative Investments US		**Holder Id**	: 00675733
1285 Avenue of the Americas		**Account Id**	: 00000011
New York, NY 10019		**Currency**	: United States Dollar
USA			
Janal Limited Partnership			
Account: Janal Limited Partnership			

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	2,565.874	100.51	257,896.00
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	2,565.874	103.74	266,183.77
Increase or decrease in market value due to change in the price in the period				8,287.77

Daiwa Securities Group

Statement of Activity

Karen Farver Bennet		**Date**	: 05-07-2007
c/o UBS Financial Services Inc		**Valuation date**	: 02-07-2007
Attn: Operations - 37th Floor		**Fund Id**	: ACMMF33
Alternative Investments US		**Holder Id**	: 00725633
1285 Avenue of the Americas		**Account Id**	: 00000012
New York, NY 10019		**Currency**	: United States Dollar
USA			
Karen Farver Bennet			
Account: Karen Farver Bennet			

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	1,480.312	100.51	148,786.16
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,480.312	103.74	153,567.57
Increase or decrease in market value due to change in the price in the period				4,781.41

Daiwa Securities Group

Statement of Activity

Mark Schwartz c/o UBS Financial Services Inc.,		**Date**	: 05-07-2007
Alternative Investments US,		**Valuation date**	: 02-07-2007
Attn Operations-37th Floor,		**Fund Id**	: ACMMF33
1285 Avenue of the Americas,		**Holder Id**	: 00729433
New York, NY 10019,		**Account Id**	: 00000023
USA		**Currency**	: United States Dollar

Mark Schwartz
Account: Mark Schwartz

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,039.177	100.51	104,447.68
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,039.177	103.74	107,804.22
Increase or decrease in market value due to change in the price in the period				3,356.54

Daiwa Securities Group

Statement of Activity

Ara M. & Michelle B. Chackerian Irrevocable trust		**Date**	: 05-07-2007
C/o UBS Financial Services Inc,		**Valuation date**	: 02-07-2007
Alternative Investments US,		**Fund Id**	: ACMMF33
Attn Operations- 37th Floor,		**Holder Id**	: 00729533
1285 Avenue of teh Americas,		**Account Id**	: 00000013
New York, NY10019,		**Currency**	: United States Dollar
USA		**Email**	: Ara@bmcdiagnostics.com

Ara M. & Michelle B. Chackerian Irrevocable trust
Account: ARA M. AND MICHELLE B. CHACKERIAN IRREVOCABLE TRUST

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,039.177	100.51	104,447.68
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,039.177	103.74	107,804.22
Increase or decrease in market value due to change in the price in the period				3,356.54

Daiwa Securities Group

[redacted]

Statement of Activity

Mark Reiter c/o UBS Financial Services Inc.,	**Date** : 05-07-2007
Alternative Investments US,	**Valuation date** : 02-07-2007
Attn Operations 37th Floor,	**Fund Id** : ACMMF33
1285 Avenue of the Americas,	**Holder Id** : 00731833
New York, NY 10019	**Account Id** : 00000014
USA	**Currency** : United States Dollar

Mark Reiter
Account: MARK REITER

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,527.590	100.51	153,538.07
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,527.590	103.74	158,472.19
Increase or decrease in market value due to change in the price in the period				4,934.12

Daiwa Securities Group

Statement of Activity

Flom Properties LLC c/o UBS Financial Services Inc.,
Alternative Investments US
Attn Operations-37th Floor
1285 Avenue of the Americas,
New York, NY 10019,
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00732033
Account Id	: 00000015
Currency	: United States Dollar

Flom Properties LLC
Account: FLOM PROPERTIES LLC

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,039.177	100.51	104,447.68
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,039.177	103.74	107,804.22
Increase or decrease in market value due to change in the price in the period				3,356.54

Daiwa Securities Group

Statement of Activity

Thornton Academy c/o UBS Financial Services Inc.,
Alternative Investments US,
Attn Operations-37th Floor
1285 Aveune of the Americas,
New York, NY 10019,
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00732733
Account Id	: 00000016
Currency	: United States Dollar

Thornton Academy
Account: THORNTON ACADEMY

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	519.588	100.51	52,223.79
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	519.588	103.74	53,902.06
Increase or decrease in market value due to change in the price in the period				1,678.27

Daiwa Securities Group

Statement of Activity

Frank Kitzantides c/o UBS Financial Services Inc.,	**Date** : 05-07-2007
Alternative Investments US,	**Valuation date** : 02-07-2007
attn Operations- 37th Floor,	**Fund Id** : ACMMF33
1285 Avenue of the Americas,	**Holder Id** : 00732833
New York, NY 10019,	**Account Id** : 00000017
USA	**Currency** : United States Dollar

Frank Kitzantides
Account: FRANK KITZANTIDES

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,054.765	100.51	106,014.43
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,054.765	103.74	109,421.32
Increase or decrease in market value due to change in the price in the period				3,406.89

Daiwa Securities Group

Statement of Activity

Gottschalk Family Revocable Trust c/o UBS Financial Services Inc,		**Date**	: 05-07-2007
Alternative Investments US,		**Valuation date**	: 02-07-2007
Attn Operations-37th Floor,		**Fund Id**	: ACMMF33
1285 Avenue of the Americas,		**Holder Id**	: 00733233
New York, NY 10019,		**Account Id**	: 00000018
USA		**Currency**	: United States Dollar

Gottschalk Family Revocable Trust
Account: Gottschalk Family Revocable Trust

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,298.971	100.51	130,559.58
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,298.971	103.74	134,755.25
Increase or decrease in market value due to change in the price in the period				4,195.67

Daiwa Securities Group

Statement of Activity

Jerome Ribnick c/o UBS Financial Services Inc.,
Alternative Investments US,
Attn Operations-37th Floor,
1285 Avenue of the Americas,
New York , NY 10019,
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00734733
Account Id	: 00000019
Currency	: United States Dollar
Email	: JRIBNICK@Interchange-energy.com

Jerome Ribnick
Account: Jerome Ribnick

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	2,597.942	100.51	261,119.15
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	2,597.942	103.74	269,510.50
Increase or decrease in market value due to change in the price in the period				8,391.35

Daiwa Securities Group

Statement of Activity

Sabra K. Maloney C/o UBS Financial Services Inc.,
Alternative Investments US,
attn Operations -37th Floor
1285 Avenue of the Americas,
New York, NY 10019,
USA

Sabra K. Maloney
Account: Sabra K. Maloney

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00736333
Account Id	: 00000021
Currency	: United States Dollar
Email	: drew.maloney@ogilvygr.com

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	519.588	100.51	52,223.79
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	519.588	103.74	53,902.06
Increase or decrease in market value due to change in the price in the period				1,678.27

Daiwa Securities Group

Statement of Activity

Michael Pierce c/o UBS Financial Services Inc.,	**Date** : 05-07-2007
Attn Operations 37th Floor,	**Valuation date** : 02-07-2007
Alternative Investments US,	**Fund Id** : ACMMF33
1285 Avenue of the Americas,	**Holder Id** : 00736433
New York, NY 10019,	**Account Id** : 00000022
U.S.A.	**Currency** : United States Dollar

Michael Pierce
Account: Michael Pierce

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	3,117.531	100.51	313,343.04
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	3,117.531	103.74	323,412.67
Increase or decrease in market value due to change in the price in the period				10,069.63

Daiwa Securities Group

Statement of Activity

Pike Revocable Trust c/o UBS Financial Services Inc.,		**Date**	: 05-07-2007
Alternative Investments US,		**Valuation date**	: 02-07-2007
Attn- Operations 37th Floor,		**Fund Id**	: ACMMF33
1285 Avenue of the Americas,		**Holder Id**	: 00737133
New York, NY 10019,		**Account Id**	: 00000024
USA		**Currency**	: United States Dollar
		Email	: Steven_Pike_@msn.com

Pike Revocable Trust
Account: Pike Revocable Trust

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,350.930	100.51	135,781.97
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,350.930	103.74	140,145.48
Increase or decrease in market value due to change in the price in the period				4,363.51

Daiwa Securities Group

Statement of Activity

John A. Bennan c/o UBS Financial Services Inc
Alternative Investments US,
Attn Operations- 37th Floor
1285 Avenue of the Americas,
New York, NY 10019
U.S.A.

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00737233
Account Id	: 00000025
Currency	: United States Dollar
Email	: bennane@cableone.net

John A. Bennan
Account: John A. Bennan

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	519.588	100.51	52,223.79
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	519.588	103.74	53,902.06
Increase or decrease in market value due to change in the price in the period				1,678.27

Daiwa Securities Group

Statement of Activity

Douglas A. Lindgren c/o		**Date**	: 05-07-2007
c/o UBS Financial Services Inc		**Valuation date**	: 02-07-2007
Attn: Operations - 37th Floor		**Fund Id**	: ACMMF33
Alternative Investments US		**Holder Id**	: 00668033
1285 Avenue of the Americas		**Account Id**	: 00000001
New York, NY 10019		**Currency**	: United States Dollar
USA			
Douglas A. Lindgren			
Account: Douglas A. Lindgren			

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,490.156	100.51	149,775.58
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,490.156	103.74	154,588.78
Increase or decrease in market value due to change in the price in the period				4,813.20

Daiwa Securities Group

[redacted]

Statement of Activity

Alicia B Lindgren	**Date** : 05-07-2007
c/o UBS Financial Services Inc	**Valuation date** : 02-07-2007
Attn: Operations - 37th Floor	**Fund Id** : ACMMF33
Alternative Investments US	**Holder Id** : 00668133
1285 Avenue of the Americas	**Account Id** : 00000002
New York, NY 10019	**Currency** : United States Dollar
USA	
Alicia B Lindgren	
Account: Alicia B Lindgren	

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	500.000	100.51	50,255.00
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	500.000	103.74	51,870.00
Increase or decrease in market value due to change in the price in the period				1,615.00

Daiwa Securities Group

[redacted]

Statement of Activity

Sylvia Jorisch c/o UBS Financial Services Inc		**Date**	: 05-07-2007
Attn: Operations - 37th Floor		**Valuation date**	: 02-07-2007
Alternative Investments US		**Fund Id**	: ACMMF33
1285 Avenue of the Americas		**Holder Id**	: 00668233
New York, NY 10019		**Account Id**	: 00000003
USA		**Currency**	: United States Dollar

Sylvia Jorisch
Account: SYLVIA JORISCH

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	500.000	100.51	50,255.00
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	500.000	103.74	51,870.00
Increase or decrease in market value due to change in the price in the period				1,615.00

Daiwa Securities Group

Statement of Activity

Susan Bordash and Robert Bordash
C/O UBS Financial Services Inc
Attn: Operations - 37th Floor
Alternative Investments US
1285 Avenue of the Americas
New York, NY 10019
USA
Susan Bordash
Account: Susan Bordash and Robert Bordash

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00743533
Account Id	: 00000026
Currency	: United States Dollar
Email	: susan.bordash@ubs.com
FAX Number	: 001 914 287 6070

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	531.745	100.51	53,445.69
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	531.745	103.74	55,163.23
Increase or decrease in market value due to change in the price in the period				1,717.54

Daiwa Securities Group

Statement of Activity

Robert E. Greenberg Profit Sharing Plan
C/O UBS Financial Services Inc
Attn: Operations - 37th Floor
Alternative Investments US
1285 Avenue of the Americas
New York, NY 10019
USA
Robert E.Greenberg
Account: Robert E. Greenberg Profit Sharing Plan

Date : 05-07-2007
Valuation date : 02-07-2007
Fund Id : ACMMF33
Holder Id : 00743733
Account Id : 00000027
Currency : United States Dollar
Email : rgreenberg@dclawfirm.com

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	627.459	100.51	63,065.90
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	627.459	103.74	65,092.60
Increase or decrease in market value due to change in the price in the period				2,026.70

Daiwa Securities Group

Statement of Activity

Pearl C Wang Living Trust
C/O UBS Financial Services Inc
Attn: Operations - 37th Floor
Alternative Investments US
1285 Avenue of the Americas
New York, NY 10019
USA
Pearl Wang
Account: Pearl C Wang Living Trust

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00743833
Account Id	: 00000028
Currency	: United States Dollar

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,063.490	100.51	106,891.38
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,063.490	103.74	110,326.45
Increase or decrease in market value due to change in the price in the period				3,435.07

Daiwa Securities Group

Statement of Activity

Mary Pigott
C/O UBS Financial Services Inc
Attn: Operations - 37th Floor
Alternative Investments US
1285 Avenue of the Americas
New York, NY 10019
USA
Mary Pigott
Account: Mary Pigott

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00743933
Account Id	: 00000029
Currency	: United States Dollar

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	3,722.216	100.51	374,119.93
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	3,722.216	103.74	386,142.69
Increase or decrease in market value due to change in the price in the period				12,022.76

[redacted]

Statement of Activity

Jondeen Enterprises LLC
C/O UBS Financial Services Inc
Attn: Operations - 37th Floor
Alternative Investments US
1285 Avenue of the Americas
New York, NY 10019
USA
Hazel M. Davis and Leslie I. Davis
Account: Jondeen Enterprises LLC

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00744033
Account Id	: 00000030
Currency	: United States Dollar
Email	: hazy1@cox.net

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	1,329.363	100.51	133,614.28
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,329.363	103.74	137,908.12
Increase or decrease in market value due to change in the price in the period				4,293.84

Daiwa Securities Group

[redacted]

Statement of Activity

John Hamlet
C/O UBS Financial Services Inc
Attn: Operations - 37th Floor
Alternative Investments US
1285 Avenue of the Americas
New York, NY 10019
USA
John Hamlet
Account: John Hamlet

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00744133
Account Id	: 00000031
Currency	: United States Dollar
Email	: jhamlet1@gmail.com
FAX Number	: 001 201 445 4831

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,861.108	100.51	187,059.97
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,861.108	103.74	193,071.34
Increase or decrease in market value due to change in the price in the period				6,011.37

Daiwa Securities Group

Statement of Activity

Eric D Wang Living Trust	**Date** : 05-07-2007
C/O UBS Financial Services Inc	**Valuation date** : 02-07-2007
Attn: Operations - 37th Floor	**Fund Id** : ACMMF33
Alternative Investments US	**Holder Id** : 00744233
1285 Avenue of the Americas	**Account Id** : 00000032
New York, NY 10019	**Currency** : United States Dollar
USA	
Eric D Wang	
Account: Eric D Wang Living Trust	

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,063.490	100.51	106,891.38
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,063.490	103.74	110,326.45
Increase or decrease in market value due to change in the price in the period				3,435.07

Daiwa Securities Group

[redacted]

Statement of Activity

David N.K. Wang & Aileen AP Wang Revocable Living Trust		**Date**	: 05-07-2007
C/O UBS Financial Services Inc		**Valuation date**	: 02-07-2007
Attn: Operations - 37th Floor		**Fund Id**	: ACMMF33
Alternative Investments US		**Holder Id**	: 00744333
1285 Avenue of the Americas		**Account Id**	: 00000033
New York, NY 10019		**Currency**	: United States Dollar

USA
David and Aileen Wang
Account: David N.K. Wang & Aileen AP Wang Revocable Living Trust

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	5,317.452	100.51	534,457.10
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	5,317.452	103.74	551,632.47
Increase or decrease in market value due to change in the price in the period				17,175.37

Daiwa Securities Group

Statement of Activity

Catherine Zicherman
C/O UBS Financial Services Inc
Attn: Operations - 37th Floor
Alternative Investments US
USA1285 Avenue of the Americas
New York, NY 10019
USA
Catherine Zicherman
Account: Catherine Zicherman

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00744433
Account Id	: 00000034
Currency	: United States Dollar
FAX Number	: 001 914 234 7689

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	531.745	100.51	53,445.69
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	531.745	103.74	55,163.23
Increase or decrease in market value due to change in the price in the period				1,717.54

Daiwa Securities Group

Statement of Activity

Thomas C. Ensign
C/O UBS Financial Services Inc
Attn: Operations - 37th Floor
Alternative Investments US
1285 Avenue of the Americas
New York, NY 10019
USA
Thomas C. Ensign
Account: Thomas C. Ensign

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00745533
Account Id	: 00000035
Currency	: United States Dollar
Email	: c.ensign@mac.com

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	531.745	100.51	53,445.69
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	531.745	103.74	55,163.23
Increase or decrease in market value due to change in the price in the period				1,717.54

Daiwa Securities Group

Statement of Activity

James B Robb c/o UBS Financial Services Inc,		**Date**	: 05-07-2007
Alternative Investments US		**Valuation date**	: 02-07-2007
Attn Operations-37th Floor		**Fund Id**	: ACMMF33
1285 Avenue of the Americas,		**Holder Id**	: 00745833
New York, NY 10019,		**Account Id**	: 00000036
USA		**Currency**	: United States Dollar
		Email	: jrobb@russellreynolds.com

James B Robb
Account: James B Robb

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	531.745	100.51	53,445.69
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	531.745	103.74	55,163.23
Increase or decrease in market value due to change in the price in the period				1,717.54

Daiwa Securities Group

Statement of Activity

John B DeGrazia c/o UBS Financial Services Inc,
Alternative Investmetns US,
Attn Operations-37th Floor,
1285 Avenue of the Americas,
New York, NY 10019,
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00745933
Account Id	: 00000037
Currency	: United States Dollar
Email	: Jdegraz@comcast.net

John B DeGrazia
Account: John B DeGrazia

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	1,063.490	100.51	106,891.38
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,063.490	103.74	110,326.45
Increase or decrease in market value due to change in the price in the period				3,435.07

Daiwa Securities Group

Statement of Activity

Judith Blass Washor c/o UBS Financial Services Inc,
Alternative Investments US,
Attn Operations -37th Floor,
1285 Avenue of the Americas,
New York, NY 10019,
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00746033
Account Id	: 00000038
Currency	: United States Dollar

Judith Blass Washor
Account: Judith Blass Washor

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,063.490	100.51	106,891.38
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,063.490	103.74	110,326.45
Increase or decrease in market value due to change in the price in the period				3,435.07

Daiwa Securities Group

Statement of Activity

Townsend R. Morey Jr c/o USB Financial Services Inc,
Alternative Investments US,
Attn Operations 37th Floor,
1285 Avenue of the Americas,
New York, NY 10019,
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00746133
Account Id	: 00000039
Currency	: United States Dollar

Townsend R. Morey Jr
Account: Townsend R. Morey Jr.,

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	765.713	100.51	76,961.81
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	765.713	103.74	79,435.07
Increase or decrease in market value due to change in the price in the period				2,473.26

Daiwa Securities Group

Statement of Activity

ISTA Insurance Trust c/o UBS Financial Services Inc.,
Alternative Investments US,
Attn operations-37th Floor,
1285 Avenue of teh Americas,
New York, NY 10019,
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00746233
Account Id	: 00000040
Currency	: United States Dollar

ISTA Insurance Trust
Account: ISTA Insurance Trust

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	5,317.452	100.51	534,457.10
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	5,317.452	103.74	551,632.47
Increase or decrease in market value due to change in the price in the period				17,175.37

Daiwa Securities Group

Statement of Activity

Constance Nelson Lane		**Date**	: 05-07-2007
C/O UBS Financial Services Inc		**Valuation date**	: 02-07-2007
Attn: Operations - 37th Floor		**Fund Id**	: ACMMF33
1285 Avenue of the Americas		**Holder Id**	: 00746333
New York, NY 10019		**Account Id**	: 00000042
USA		**Currency**	: United States Dollar

Constance Nelson Lane
Account: Constance Nelson Lane

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	531.745	100.51	53,445.69
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	531.745	103.74	55,163.23
Increase or decrease in market value due to change in the price in the period				1,717.54

Daiwa Securities Group

Statement of Activity

Peter J. Donnelly
C/O UBS Financial Services Inc
Attn: Operations - 37th Floor
Alternative Investments US
1285 Avenue of the Americas
New York, NY 10019
USA
Peter J. Donnelly
Account: Peter J. Donnelly

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00746433
Account Id	: 00000041
Currency	: United States Dollar
Email	: pjdonnelly@atlanticmills.com

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,063.490	100.51	106,891.38
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,063.490	103.74	110,326.45
Increase or decrease in market value due to change in the price in the period				3,435.07

Daiwa Securities Group

Statement of Activity

UBS Portfolio LLC
Attn: Chris Baxter
677 Washington Blvd
Stamford
CT 06901
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00749933
Account Id	: 00000043
Currency	: United States Dollar
Email	: chris.baxter@ubs.com

Chris Baxter
Account: UBS Portfolio LLC

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	2,126.981	100.51	213,782.86
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	2,126.981	103.74	220,653.01
Increase or decrease in market value due to change in the price in the period				6,870.15

Daiwa Securities Group

Statement of Activity

Alfred Hoffman Jr. Trust dtd 5.25.19995 C/o UBS Financial Services Inc,		**Date**	: 05-07-2007
Attn Alt Inv- Inv Svcs,		**Valuation date**	: 02-07-2007
51 West 52nd Street,		**Fund Id**	: ACMMF33
23rd Floor,		**Holder Id**	: 00752633
New York, NY 10019,		**Account Id**	: 00000044
USA		**Currency**	: United States Dollar
		Email	: alhoffmanjr@yahoo.com

Alfred Hoffman Jr. Trust dtd 5.25.19995

Account: Alfred Hoffman Jr. Trust dtd 5.25.19995

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	50,854.353	100.51	5,111,371.02
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	50,854.353	103.74	5,275,630.58
Increase or decrease in market value due to change in the price in the period				164,259.56

RECEIVED
2007 AUG 22 A 10:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Daiwa Securities Group

Statement of Activity

Robert J Cathcart c/o UBS Financial Services Inc.,	**Date** : 05-07-2007
Alternative Investment Services,	**Valuation date** : 02-07-2007
51 West 52nd,	**Fund Id** : ACMMF33
23rd Floor,	**Holder Id** : 00752733
New York, NY 10019,	**Account Id** : 00000045
USA	**Currency** : United States Dollar
	Email : rcathcart@goodwin.com

Robert J Cathcart
Account: Robert J Cathcart

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,271.359	100.51	127,784.29
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,271.359	103.74	131,890.78
Increase or decrease in market value due to change in the price in the period				4,106.49

Daiwa Securities Group

Statement of Activity

Mary Cox Golden C/o USB Financial Services Inc.,
Alternative Investment Services,
51 West 52nd Street,
23rd Floor,
New York,NY 10019,
USA

Mary Cox Golden
Account: Mary Cox Golden

Date : 05-07-2007
Valuation date : 02-07-2007
Fund Id : ACMMF33
Holder Id : 00752833
Account Id : 00000046
Currency : United States Dollar
Email : marycgolden@aol.com

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	762.815	100.51	76,670.54
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	762.815	103.74	79,134.43
Increase or decrease in market value due to change in the price in the period				2,463.89

Daiwa Securities Group

[redacted]

Statement of Activity

Bernard C Fogelson Family Trust dtd 5/31/77 c/o UBS Financial Services ,		**Date**	: 05-07-2007
Alternative Investment Services,		**Valuation date**	: 02-07-2007
51 West 52nd Street,		**Fund Id**	: ACMMF33
23rd Floor,		**Holder Id**	: 00752933
New York, NY 10019,		**Account Id**	: 00000047
USA		**Currency**	: United States Dollar

Bernard C Fogelson Family Trust dtd 5/31/77
Account: Bernard C Fogelson Family Trust dtd 5/31/77

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,017.087	100.51	102,227.41
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,017.087	103.74	105,512.61
Increase or decrease in market value due to change in the price in the period				3,285.20

Daiwa Securities Group

Statement of Activity

Helene Drake Family Trust c/o UBS Financial Services
Alternative Investment Services,
51 West 52nd Street,
23rd Floor,
New York, NY 10019,
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00753133
Account Id	: 00000048
Currency	: United States Dollar

Helene Drake Family Trust
Account: Helene Drake Family Trust

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	1,271.359	100.51	127,784.29
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,271.359	103.74	131,890.78
Increase or decrease in market value due to change in the price in the period				4,106.49

Daiwa Securities Group

Statement of Activity

Debra F Hearn Rev Living Trust c/o UBS Financial Services inc.,	**Date** : 05-07-2007
Alternative Investment Services,	**Valuation date** : 02-07-2007
51 West 52nd Street,	**Fund Id** : ACMMF33
23rd Floor,	**Holder Id** : 00753333
New York, NY 10019	**Account Id** : 00000049
USA	**Currency** : United States Dollar
	Email : dhearnsr@gmail.com

Debra F Hearn Rev Living Trust

Account: Debra F Hearn Rev Living Trust

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	3,661.513	100.51	368,018.67
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	3,661.513	103.74	379,845.36
Increase or decrease in market value due to change in the price in the period				11,826.69

Daiwa Securities Group

Statement of Activity

Judith E. Burgis c/o UBS Financial Services Inc,	**Date** : 05-07-2007
Alternative Investment Services,	**Valuation date** : 02-07-2007
51 West 52nd Street,	**Fund Id** : ACMMF33
23rd Floor,	**Holder Id** : 00753433
New York, NY 10019,	**Account Id** : 00000050
USA	**Currency** : United States Dollar
	Email : BurgisNJ@Optruline.net

Judith E. Burgis

Account: Judith E. Burgis

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	508.544	100.51	51,113.76
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	508.544	103.74	52,756.35
Increase or decrease in market value due to change in the price in the period				1,642.59

[redacted]

Statement of Activity

William B Stanhagen c/o UBS Financial Services Inc.,		**Date**	: 05-07-2007
Alternative Investment Services,		**Valuation date**	: 02-07-2007
51 West 52nd Street,		**Fund Id**	: ACMMF33
23rd Floor,		**Holder Id**	: 00753533
New York, NY 10019,		**Account Id**	: 00000051
USA		**Currency**	: United States Dollar

William B Stanhagen
Account: William B Stanhagen

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,169.650	100.51	117,561.52
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,169.650	103.74	121,339.49
Increase or decrease in market value due to change in the price in the period				3,777.97

Daiwa Securities Group

Statement of Activity

Kevin P Morris C/o UBS Financial Services Inc,
Alternative Investment Services,
51 West 52nd Street,
23rd Floor,
New York, NY 10019,
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00753733
Account Id	: 00000052
Currency	: United States Dollar
Email	: kmorris330@aol.com

Kevin P Morris
Account: Kevin P Morris

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	508.544	100.51	51,113.76
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	508.544	103.74	52,756.35
Increase or decrease in market value due to change in the price in the period				1,642.59

Daiwa Securities Group

[redacted]

Statement of Activity

Frank Mancuso c/o UBS Financial Services inc.,
Alternative Investment Services,
51 West 52nd Street,
23rd Floor,
New York, NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00753933
Account Id	: 00000053
Currency	: United States Dollar

Frank Mancuso
Account: Frank Mancuso

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	508.544	100.51	51,113.76
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	508.544	103.74	52,756.35
Increase or decrease in market value due to change in the price in the period				1,642.59

Daiwa Securities Group

Statement of Activity

Mayor Shanken c/o UBS Financial Services inc.,
Alternative investment Services,
51 West 52nd Street,
23rd Floor,
New York, NY 10019,
USA

Date : 05-07-2007
Valuation date : 02-07-2007
Fund Id : ACMMF33
Holder Id : 00754033
Account Id : 00000054
Currency : United States Dollar

Mayor Shanken
Account: Mayor Shanken

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,017.087	100.51	102,227.41
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,017.087	103.74	105,512.61
Increase or decrease in market value due to change in the price in the period				3,285.20

Daiwa Securities Group

Statement of Activity

UBS Financial Services Inc.
Alternative Investment Services
51 West 52nd St.
23rd Floor
New York
NY 10019
USA
Jacqueline Alston
Account: Jacqueline Alston

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00756533
Account Id	: 00000055
Currency	: United States Dollar
Email	: alston_algernon@yahoo.com

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	2,898.698	100.51	291,348.14
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	2,898.698	103.74	300,710.93
Increase or decrease in market value due to change in the price in the period				9,362.79

Daiwa Securities Group

Statement of Activity

USB Financial Services Inc.
Alternative Investment Services
51 West 52nd St.
23rd Floor
New York
NY 10019
USA
Justin Faggioli Profit Sharing Plan
Account: Justin Faggioli Profit Sharing Plan

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00756633
Account Id	: 00000057
Currency	: United States Dollar

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,729.048	100.51	173,786.61
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,729.048	103.74	179,371.44
Increase or decrease in market value due to change in the price in the period				5,584.83

Daiwa Securities Group

[redacted]

Statement of Activity

UBS Financial Services Inc.
Alternative Investment Services
51 West 52nd St.
23rd Floor
New York
NY 10019
USA
John F. Wakerly TTE
Account: John F. Wakerly TTE

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00756733
Account Id	: 00000056
Currency	: United States Dollar
Email	: John@wakerly.com

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	10,170.871	100.51	1,022,274.24
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	10,170.871	103.74	1,055,126.16
Increase or decrease in market value due to change in the price in the period				32,851.92

Daiwa Securities Group

Statement of Activity

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00756833
Account Id	: 00000058
Currency	: United States Dollar

UBS Financial Services
Alternative Investment Services
51 West 52nd Street
23rd Floor
New York
NY 10019
USA
Suzanne Mininger
Account: Suzanne Mininger

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	508.544	100.51	51,113.76
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	508.544	103.74	52,756.35
Increase or decrease in market value due to change in the price in the period				1,642.59

Daiwa Securities Group

Statement of Activity

John Ryan c/o UBS Financial Services Inc,
Alternative Investments US,
51 West 52nd Street,
23rd Floor,
NY 10019,
USA

Date : 05-07-2007
Valuation date : 02-07-2007
Fund Id : ACMMF33
Holder Id : 00757233
Account Id : 00000059
Currency : United States Dollar

John Ryan
Account: John Ryan

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	4,831.164	100.51	485,580.29
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	4,831.164	103.74	501,184.95
Increase or decrease in market value due to change in the price in the period				15,604.66

Daiwa Securities Group

[redacted]

Statement of Activity

Margaret Richebourg c/o UB Financial Services Inc.,
Alternative Investments US,
51 West 52nd Street,
23rd Floor,
New York, NY 10019,
USA

Date : 05-07-2007
Valuation date : 02-07-2007
Fund Id : ACMMF33
Holder Id : 00757333
Account Id : 00000060
Currency : United States Dollar

Margaret Richebourg
Account: Margaret Richebourg

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,017.087	100.51	102,227.41
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,017.087	103.74	105,512.61
Increase or decrease in market value due to change in the price in the period				3,285.20

Daiwa Securities Group

[redacted]

Statement of Activity

Gil Pritchard c/o UBS Financial Services Inc.,
Alternative Investments US,
51 West 52nd Street,
23rd Floor,
New York, NY 10019,
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00757433
Account Id	: 00000061
Currency	: United States Dollar
Email	: gpto@comcast.net

Gil Pritchard
Account: Gil Pritchard

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	1,118.796	100.51	112,450.19
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	1,118.796	103.74	116,063.90
Increase or decrease in market value due to change in the price in the period				3,613.71

Daiwa
Securities
Group

Statement of Activity

Richard K Brown and Ann F Brown c/o UBS Financial Services Inc.,
Alternative Investments US,
51 West 52nd Street,
23rd Floor,
New York, NY 10019,
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00757533
Account Id	: 00000062
Currency	: United States Dollar

Richard K Brown and Ann F Brown
Account: Richard K Brown and Ann F Brown

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		746.194		74,999.96
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	746.194	103.74	77,410.17
Increase or decrease in market value due to change in the price in the period				2,410.21

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6465833	74,999.96	(0.00)	74,999.96	100.51	746.194	746.194
02-07-2007	**Closing Balance of Units**							**746.194**
Total Additions		1	74,999.96	0.00	74,999.96		746.194	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group [redacted]

Statement of Activity

FGS Investments Ltd.,c/o UBS Financial Services Inc.,	**Date** : 05-07-2007
Alternative Investments US,	**Valuation date** : 02-07-2007
51 West 52nd Street,	**Fund Id** : ACMMF33
23rd Floor,	**Holder Id** : 00757633
New York, NY 10019,	**Account Id** : 00000063
USA	**Currency** : United States Dollar
	Email : frank.g.savage@ubs.com

FGS Investments Ltd.,
Account: FGS Investments Ltd.,

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	2,542.718	100.51	255,568.59
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	2,542.718	103.74	263,781.57
Increase or decrease in market value due to change in the price in the period				8,212.98

Daiwa Securities Group

Statement of Activity

Michael L Goodson.,c/o UBS Financial Services Inc.,		**Date**	: 05-07-2007
Alternative Investments US,		**Valuation date**	: 02-07-2007
51 West 52nd Street,		**Fund Id**	: ACMMF33
23rd Floor,		**Holder Id**	: 00757733
New York, NY 10019,		**Account Id**	: 00000064
USA		**Currency**	: United States Dollar
		Email	: mikeava@msn.com

Michael L Goodson
Account: Michael L Goodson

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	508.544	100.51	51,113.76
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	508.544	103.74	52,756.35
Increase or decrease in market value due to change in the price in the period				1,642.59

Daiwa Securities Group

Statement of Activity

Howard B Somers.,c/o UBS Financial Services Inc.,	**Date** : 05-07-2007
Alternative Investments US,	**Valuation date** : 02-07-2007
51 West 52nd Street,	**Fund Id** : ACMMF33
23rd Floor,	**Holder Id** : 00757833
New York, NY 10019,	**Account Id** : 00000065
USA	**Currency** : United States Dollar

Howard B Somers
Account: Howard B Somers

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	508.544	100.51	51,113.76
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	508.544	103.74	52,756.35
Increase or decrease in market value due to change in the price in the period				1,642.59

Daiwa Securities Group

Statement of Activity

Michele Opheim,c/o UBS Financial Services Inc.,		**Date**	: 05-07-2007
Alternative Investments US,		**Valuation date**	: 02-07-2007
51 West 52nd Street,		**Fund Id**	: ACMMF33
23rd Floor,		**Holder Id**	: 00757933
New York, NY 10019,		**Account Id**	: 00000066
USA		**Currency**	: United States Dollar

Michele Opheim
Account: Michele Opheim

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	508.544	100.51	51,113.76
Add: Additions		0.000		0.00
Less: Subtractions	No transactions in period	0.000		0.00
Closing Market Value of Account	29-06-2007	508.544	103.74	52,756.35
Increase or decrease in market value due to change in the price in the period				1,642.59

Daiwa Securities Group

Statement of Activity

Annette Hetsko
C/O UBS Financial Services Inc
51 West 52nd Street 23rd fl
New York, NY 10019
USA

Date : 05-07-2007
Valuation date : 02-07-2007
Fund Id : ACMMF33
Holder Id : 00761733
Account Id : 00000070
Currency : United States Dollar

Annette Hetsko
Account: Annette Hetsko

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		497.463		50,000.01
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	497.463	103.74	51,606.81
Increase or decrease in market value due to change in the price in the period				1,606.80

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6465333	50,000.01	(0.00)	50,000.01	100.51	497.463	497.463
02-07-2007	**Closing Balance of Units**							**497.463**
Total Additions		1	50,000.01	0.00	50,000.01		497.463	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Marc H. Braslow
C/O UBS Financial Services Inc
51 West 52nd Street 23rd fl
NY NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00761833
Account Id	: 00000069
Currency	: United States Dollar
Email	: mrbraslow@aol.com

Marc H. Braslow
Account: Marc H. Braslow

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		497.463		50,000.01
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	497.463	103.74	51,606.81
Increase or decrease in market value due to change in the price in the period				1,606.80

SUMMARY OF ACTIVITY

Date	**Description**	**Contract Number**	**Gross Consideration**	**Commission /Fees /Tax**	**Net Consideration**	**Net Asset Value Per Unit**	**No. of Units**	**Balance**
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6465233	50,000.01	(0.00)	50,000.01	100.51	497.463	497.463
02-07-2007	**Closing Balance of Units**							**497.463**
Total Additions		1	50,000.01	0.00	50,000.01		497.463	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group [redacted]

Statement of Activity

Michael Usher
C/O UBS Financial Services Inc
51 West 52nd Street 23rd fl
NY NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00761933
Account Id	: 00000068
Currency	: United States Dollar

Michael Usher
Account: Michael Usher

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		1,492.389		150,000.02
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	1,492.389	103.74	154,820.43
Increase or decrease in market value due to change in the price in the period				4,820.41

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6466633	150,000.02	(0.00)	150,000.02	100.51	1,492.389	1,492.389
02-07-2007	**Closing Balance of Units**							**1,492.389**
Total Additions		1	150,000.02	0.00	150,000.02		1,492.389	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Taormina Family Trust dtd 7/16/1997
C/O UBS Financial Services Inc
51 West 52nd Street 23rd fl
NY NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00762033
Account Id	: 00000067
Currency	: United States Dollar
Email	: tonyt@unitedconstruction.com

Taormina Family Trust dtd 7/16/1997
Account: Taormina Family Trust dtd 7/16/1997

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		3,482.241		350,000.04
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	3,482.241	103.74	361,247.68
Increase or decrease in market value due to change in the price in the period				11,247.64

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6466933	350,000.04	(0.00)	350,000.04	100.51	3,482.241	3,482.241
02-07-2007	**Closing Balance of Units**							**3,482.241**
Total Additions		1	350,000.04	0.00	350,000.04		3,482.241	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

[redacted]

Statement of Activity

Andrea Mitchell		**Date**	: 05-07-2007
C/O UBS Financial Services		**Valuation date**	: 02-07-2007
51 West 52nd Street 23rd fl		**Fund Id**	: ACMMF33
New York, NY 10019		**Holder Id**	: 00762433
USA		**Account Id**	: 00000072
		Currency	: United States Dollar

Andrea Mitchell
Account: Andrea Mitchell

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		497.463		50,000.01
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	497.463	103.74	51,606.81
Increase or decrease in market value due to change in the price in the period				1,606.80

SUMMARY OF ACTIVITY

Date	**Description**	**Contract Number**	**Gross Consideration**	**Commission /Fees /Tax**	**Net Consideration**	**Net Asset Value Per Unit**	**No. of Units**	**Balance**
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6465533	50,000.01	(0.00)	50,000.01	100.51	497.463	497.463
02-07-2007	**Closing Balance of Units**							**497.463**
Total Additions		1	50,000.01	0.00	50,000.01		497.463	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Michael J. Gresser
C/O UBS Financial Services Inc
51 West 52nd Street 23rd fl
New York, NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00761533
Account Id	: 00000071
Currency	: United States Dollar
Email	: mgresser99@yahoo.com

Michael J. Gresser
Account: Michael J. Gresser

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		1,492.389		150,000.02
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	1,492.389	103.74	154,820.43
Increase or decrease in market value due to change in the price in the period				4,820.41

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6466533	150,000.02	(0.00)	150,000.02	100.51	1,492.389	1,492.389
02-07-2007	**Closing Balance of Units**							**1,492.389**
Total Additions		1	150,000.02	0.00	150,000.02		1,492.389	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Statement of Activity

Peter V. Matton
C/O UBS Financial Services
51 West 52nd Street 23rd fl
NY NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00763033
Account Id	: 00000073
Currency	: United States Dollar

Peter V. Matton
Account: Peter V. Matton

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		497.463		50,000.01
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	497.463	103.74	51,606.81
Increase or decrease in market value due to change in the price in the period				1,606.80

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6465133	50,000.01	(0.00)	50,000.01	100.51	497.463	497.463
02-07-2007	**Closing Balance of Units**							**497.463**
Total Additions		1	50,000.01	0.00	50,000.01		497.463	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Temple Israel Endowment Fund
C/O UBS Financial Services
51 West 52nd Street 23rd fl
NY NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00763133
Account Id	: 00000074
Currency	: United States Dollar
Email	: nglasser@temple-israel.org

Temple Israel Endowment Fund
Account: Temple Israel Endowment Fund

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES

		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE

		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		1,989.852		200,000.02
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	1,989.852	103.74	206,427.25
Increase or decrease in market value due to change in the price in the period				6,427.23

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6466833	200,000.02	(0.00)	200,000.02	100.51	1,989.852	1,989.852
02-07-2007	**Closing Balance of Units**							**1,989.852**
Total Additions		1	200,000.02	0.00	200,000.02		1,989.852	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

David A. Miller
C/O UBS Financial Services
51 West 52nd Street 23rd fl
NY NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00763233
Account Id	: 00000075
Currency	: United States Dollar
Email	: dave.miller@t.mobile.com

David A. Miller
Account: David A. Miller

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES

		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE

		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		1,293.404		130,000.04
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	1,293.404	103.74	134,177.73
Increase or decrease in market value due to change in the price in the period				4,177.69

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6466433	130,000.04	(0.00)	130,000.04	100.51	1,293.404	1,293.404
02-07-2007	**Closing Balance of Units**							**1,293.404**
Total Additions		1	130,000.04	0.00	130,000.04		1,293.404	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Fred Klein
C/O UBS Financial Services
51 West 52nd Street 23rd fl
NY NY 10019
USA

Date : 05-07-2007
Valuation date : 02-07-2007
Fund Id : ACMMF33
Holder Id : 00766033
Account Id : 00000079
Currency : United States Dollar

Fred Klein
Account: Fred Klein

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		497.463		50,000.01
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	497.463	103.74	51,606.81
Increase or decrease in market value due to change in the price in the period				1,606.80

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6465433	50,000.01	(0.00)	50,000.01	100.51	497.463	497.463
02-07-2007	**Closing Balance of Units**							**497.463**
Total Additions		1	50,000.01	0.00	50,000.01		497.463	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group [redacted]

Statement of Activity

Toni Lipsky Smeltzer
C/O UBS Financial Services
51 West 52nd Street 23rd fl
NY NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00766133
Account Id	: 00000076
Currency	: United States Dollar

Toni Lipsky Smeltzer
Account: Toni Lipsky Smeltzer

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		994.926		100,000.01
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	994.926	103.74	103,213.62
Increase or decrease in market value due to change in the price in the period				3,213.61

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6466133	100,000.01	(0.00)	100,000.01	100.51	994.926	994.926
02-07-2007	**Closing Balance of Units**							**994.926**
Total Additions		1	100,000.01	0.00	100,000.01		994.926	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Dr. Stanley Perl
C/O UBS Financial Services
51 West 52nd Street 23rd fl
NY NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00766233
Account Id	: 00000077
Currency	: United States Dollar

Dr. Stanley Perl
Account: Dr. Stanley Perl

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		1,989.852		200,000.02
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	1,989.852	103.74	206,427.25
Increase or decrease in market value due to change in the price in the period				6,427.23

SUMMARY OF ACTIVITY

Date	**Description**	**Contract Number**	**Gross Consideration**	**Commission /Fees /Tax**	**Net Consideration**	**Net Asset Value Per Unit**	**No. of Units**	**Balance**
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6466733	200,000.02	(0.00)	200,000.02	100.51	1,989.852	1,989.852
02-07-2007	**Closing Balance of Units**							**1,989.852**
Total Additions		1	200,000.02	0.00	200,000.02		1,989.852	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Joseph C. Shepela IRA
C/O UBS Financial Services
51 West 52nd Street 23rd fl
NY NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00766333
Account Id	: 00000078
Currency	: United States Dollar
Email	: joe@shepela.com

Joseph C. Shepela IRA
Account: Joseph C. Shepela IRA

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		1,243.657		124,999.97
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	1,243.657	103.74	129,016.98
Increase or decrease in market value due to change in the price in the period				4,017.01

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6466333	124,999.97	(0.00)	124,999.97	100.51	1,243.657	1,243.657
02-07-2007	**Closing Balance of Units**							**1,243.657**
Total Additions		1	124,999.97	0.00	124,999.97		1,243.657	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

[redacted]

Statement of Activity

John H. Davis	**Date** : 05-07-2007
C/O UBS Financial Services	**Valuation date** : 02-07-2007
51 West 52nd Street 23rd fl	**Fund Id** : ACMMF33
NY NY 10019	**Holder Id** : 00766433
USA	**Account Id** : 00000080
	Currency : United States Dollar

John H. Davis
Account: John H. Davis

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		746.194		74,999.96
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	746.194	103.74	77,410.17
Increase or decrease in market value due to change in the price in the period				2,410.21

SUMMARY OF ACTIVITY

Date	**Description**	**Contract Number**	**Gross Consideration**	**Commission /Fees /Tax**	**Net Consideration**	**Net Asset Value Per Unit**	**No. of Units**	**Balance**
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6465733	74,999.96	(0.00)	74,999.96	100.51	746.194	746.194
02-07-2007	**Closing Balance of Units**							**746.194**
Total Additions		1	74,999.96	0.00	74,999.96		746.194	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Stephen J Sacks
C/O UBS Financial Services
51 West 52nd Street 23rd Floor
New York, NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00766833
Account Id	: 00000081
Currency	: United States Dollar

Stephen J Sacks
Account: Stephen J Sacks

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		686.499		69,000.01
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	686.499	103.74	71,217.41
Increase or decrease in market value due to change in the price in the period				2,217.40

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6465633	69,000.01	(0.00)	69,000.01	100.51	686.499	686.499
02-07-2007	**Closing Balance of Units**							**686.499**
Total Additions		1	69,000.01	0.00	69,000.01		686.499	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Thomas E. Zebrowski
C/O UBS Financial Services
51 West 52nd Street 23rd fl
NY NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00766933
Account Id	: 00000082
Currency	: United States Dollar

Thomas E. Zebrowski
Account: Thomas E. Zebrowski

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		868.570		87,299.97
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	868.570	103.74	90,105.45
Increase or decrease in market value due to change in the price in the period				2,805.48

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6466033	87,299.97	(0.00)	87,299.97	100.51	868.570	868.570
02-07-2007	**Closing Balance of Units**							**868.570**
Total Additions		1	87,299.97	0.00	87,299.97		868.570	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Michael Rubin	**Date** : 05-07-2007
C/O UBS Financial Services	**Valuation date** : 02-07-2007
51 West 52nd Street 23rd fl	**Fund Id** : ACMMF33
NY NY 10019	**Holder Id** : 00767033
USA	**Account Id** : 00000083
	Currency : United States Dollar
	Email : bronxmike55@yahoo.com

Michael Rubin
Account: Michael Rubin

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		827.778		83,199.97
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	827.778	103.74	85,873.69
Increase or decrease in market value due to change in the price in the period				2,673.72

SUMMARY OF ACTIVITY

Date	**Description**	**Contract Number**	**Gross Consideration**	**Commission /Fees /Tax**	**Net Consideration**	**Net Asset Value Per Unit**	**No. of Units**	**Balance**
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6465933	83,199.97	(0.00)	83,199.97	100.51	827.778	827.778
02-07-2007	**Closing Balance of Units**							**827.778**
Total Additions		1	83,199.97	0.00	83,199.97		827.778	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Joel and Melinda Hollingsworth
C/O UBS Financial Services
51 West 52nd Street 23rd fl
NY NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00767133
Account Id	: 00000084
Currency	: United States Dollar

Joel and Melinda Hollingsworth
Account: Joel and Melinda Hollingsworth

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		1,492.389		150,000.02
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	1,492.389	103.74	154,820.43
Increase or decrease in market value due to change in the price in the period				4,820.41

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6467133	150,000.02	(0.00)	150,000.02	100.51	1,492.389	1,492.389
02-07-2007	**Closing Balance of Units**							**1,492.389**
Total Additions		1	150,000.02	0.00	150,000.02		1,492.389	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Michael Hecht	**Date** : 05-07-2007
C/O UBS Financial Services	**Valuation date** : 02-07-2007
51 West 52nd Street 23rd floor	**Fund Id** : ACMMF33
New York	**Holder Id** : 00767633
NY 10019	**Account Id** : 00000085
USA	**Currency** : United States Dollar

Michael Hecht
Account: Michael Hecht

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		1,180.977		118,700.00
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	1,180.977	103.74	122,514.55
Increase or decrease in market value due to change in the price in the period				3,814.55

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
01-06-2007	Subscription	6466233	118,700.00	(0.00)	118,700.00	100.51	1,180.977	1,180.977
02-07-2007	**Closing Balance of Units**							**1,180.977**
Total Additions		1	118,700.00	0.00	118,700.00		1,180.977	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

[redacted]

Statement of Activity

George E. Ruff		**Date**	: 05-07-2007
C/O UBS Financial Services		**Valuation date**	: 02-07-2007
51 West 52nd Street, 23rd floor		**Fund Id**	: ACMMF33
New York, NY 10019		**Holder Id**	: 00771233
USA		**Account Id**	: 00000086
		Currency	: United States Dollar
		Email	: george.ruff@ubs.com
George E. Ruff		**FAX Number**	: 001 614 460 6593
Account: George E. Ruff			

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		481.974		49,999.98
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	481.974	103.74	49,999.98
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	**Description**	**Contract Number**	**Gross Consideration**	**Commission /Fees /Tax**	**Net Consideration**	**Net Asset Value Per Unit**	**No. of Units**	**Balance**
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6719233	49,999.98	(0.00)	49,999.98	103.74	481.974	481.974
02-07-2007	**Closing Balance of Units**							**481.974**
Total Additions		1	49,999.98	0.00	49,999.98		481.974	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Britton-Simmons
C/O UBS Financial Services
51 West 52nd Street, 23rd floor
New York, NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00771333
Account Id	: 00000087
Currency	: United States Dollar

Britton-Simmons
Account: Britton-Simmons

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		2,891.845		300,000.00
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	2,891.845	103.74	300,000.00
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6720633	300,000.00	(0.00)	300,000.00	103.74	2,891.845	2,891.845
02-07-2007	**Closing Balance of Units**							**2,891.845**
Total Additions		1	300,000.00	0.00	300,000.00		2,891.845	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Center for Innovation & Economic Development
C/O UBS Financial Services
51 West 52nd Street, 23rd floor
New York, NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00771433
Account Id	: 00000089
Currency	: United States Dollar
FAX Number	: 001 405 744 1832

Center for Innovation & Economic Development
Account: Center for Innovation & Economic Development

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		1,445.922		149,999.95
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	1,445.922	103.74	149,999.95
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6720433	149,999.95	(0.00)	149,999.95	103.74	1,445.922	1,445.922
02-07-2007	**Closing Balance of Units**							**1,445.922**
Total Additions		1	149,999.95	0.00	149,999.95		1,445.922	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Edward M Straw, Christine Straw
C/O UBS Financial Services
51 West 52nd Street, 23rd floor
New York, NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00771533
Account Id	: 00000092
Currency	: United States Dollar
Email	: estraw@att.net

Edward M Straw, Christine Straw
Account: Edward M Straw, Christine Straw

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		722.961		74,999.97
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	722.961	103.74	74,999.97
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	**Description**	**Contract Number**	**Gross Consideration**	**Commission /Fees /Tax**	**Net Consideration**	**Net Asset Value Per Unit**	**No. of Units**	**Balance**
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6719933	74,999.97	(0.00)	74,999.97	103.74	722.961	722.961
02-07-2007	**Closing Balance of Units**							**722.961**
Total Additions		1	74,999.97	0.00	74,999.97		722.961	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Yuri & Zoe Gurevich
C/O UBS Financial Services
51 West 52nd Street, 23rd floor
New York, NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00771633
Account Id	: 00000091
Currency	: United States Dollar
Email	: zoe_gurevich@hotmail.com

Yuri & Zoe Gurevich
Account: Yuri & Zoe Gurevich

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		481.974		49,999.98
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	481.974	103.74	49,999.98
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6719333	49,999.98	(0.00)	49,999.98	103.74	481.974	481.974
02-07-2007	**Closing Balance of Units**							**481.974**
Total Additions		1	49,999.98	0.00	49,999.98		481.974	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

[redacted]

Statement of Activity

Karel A. Laing TTEE Karel A. Laing Rev. Trust U/A dtd 1/5/95
C/O UBS Financial Services
51 West 52nd Street, 23rd floor
New York, NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00771733
Account Id	: 00000088
Currency	: United States Dollar
Email	: karel@somtel.net
FAX Number	: 001 952 854 0155

Karel A. Laing TTEE Karel A. Laing Rev. Trust U/A dtd 1/5/95
Account: Karel A. Laing TTEE Karel A. Laing Rev. Trust U/A dtd 1/5/95

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		486.794		50,500.01
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	486.794	103.74	50,500.01
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6719533	50,500.01	(0.00)	50,500.01	103.74	486.794	486.794
02-07-2007	**Closing Balance of Units**							**486.794**
Total Additions		1	50,500.01	0.00	50,500.01		486.794	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Frederick Schilling
C/O UBS Financial Services
1105 Benson Way
51 West 52nd Street, 23rd floor
New York, NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00771833
Account Id	: 00000090
Currency	: United States Dollar

Frederick Schilling
Account: Frederick Schilling

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		963.948		99,999.97
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	963.948	103.74	99,999.97
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	**Description**	**Contract Number**	**Gross Consideration**	**Commission /Fees /Tax**	**Net Consideration**	**Net Asset Value Per Unit**	**No. of Units**	**Balance**
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6720233	99,999.97	(0.00)	99,999.97	103.74	963.948	963.948
02-07-2007	**Closing Balance of Units**							**963.948**
Total Additions		1	99,999.97	0.00	99,999.97		963.948	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

John A Elway Revocable Trust		**Date**	: 05-07-2007
C/O UBS Financial Services		**Valuation date**	: 02-07-2007
51 West 52nd Street, 23rd floor		**Fund Id**	: ACMMF33
New York, NY 10019		**Holder Id**	: 00771933
USA		**Account Id**	: 00000094
		Currency	: United States Dollar

John A Elway Revocable Trust
Account: John A Elway Revocable Trust

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		3,855.793		399,999.97
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	3,855.793	103.74	399,999.97
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6720733	399,999.97	(0.00)	399,999.97	103.74	3,855.793	3,855.793
02-07-2007	**Closing Balance of Units**							**3,855.793**
Total Additions		1	399,999.97	0.00	399,999.97		3,855.793	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

David Hall Morriss
C/O UBS Financial Services
51 West 52nd Street, 23rd floor
New York, NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00772033
Account Id	: 00000093
Currency	: United States Dollar

David Hall Morriss
Account: David Hall Morriss

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		481.974		49,999.98
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	481.974	103.74	49,999.98
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6719433	49,999.98	(0.00)	49,999.98	103.74	481.974	481.974
02-07-2007	**Closing Balance of Units**							**481.974**
Total Additions		1	49,999.98	0.00	49,999.98		481.974	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

James T Martin
C/O UBS Financial Services
51 West 52nd Street, 23rd floor
New York, NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00772533
Account Id	: 00000095
Currency	: United States Dollar
Email	: jimm@amgen.com

James T Martin
Account: James T Martin

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		501.253		51,999.99
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	501.253	103.74	51,999.99
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6719733	51,999.99	(0.00)	51,999.99	103.74	501.253	501.253
02-07-2007	**Closing Balance of Units**							**501.253**
Total Additions		1	51,999.99	0.00	51,999.99		501.253	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Carter Family LVG Trust dtd 3/12/1982	
C/O UBS Financial Services	
51 West 52nd Street, 23rd floor	
New York, NY 10019	
USA	

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00772633
Account Id	: 00000096
Currency	: United States Dollar

Carter Family LVG Trust dtd 3/12/1982
Account: Carter Family LVG Trust dtd 3/12/1982

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		2,891.845		300,000.00
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	2,891.845	103.74	300,000.00
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6720533	300,000.00	(0.00)	300,000.00	103.74	2,891.845	2,891.845
02-07-2007	**Closing Balance of Units**							**2,891.845**
Total Additions		1	300,000.00	0.00	300,000.00		2,891.845	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Dale M. Tarpo
C/O UBS Financial Services
51 West 52nd Street, 23rd floor
New York, NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00772833
Account Id	: 00000099
Currency	: United States Dollar

Dale M. Tarpo
Account: Dale M. Tarpo

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		491.614		51,000.04
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	491.614	103.74	51,000.04
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	**Description**	**Contract Number**	**Gross Consideration**	**Commission /Fees /Tax**	**Net Consideration**	**Net Asset Value Per Unit**	**No. of Units**	**Balance**
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6719633	51,000.04	(0.00)	51,000.04	103.74	491.614	491.614
02-07-2007	**Closing Balance of Units**							**491.614**
Total Additions		1	51,000.04	0.00	51,000.04		491.614	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

[redacted]

Statement of Activity

Ronald A. Carter DDS Inc. PSP U/A 81111995 FBO Ronald A Carter		**Date**	: 05-07-2007
C/O UBS Financial Services		**Valuation date**	: 02-07-2007
51 West 52nd Street, 23rd floor		**Fund Id**	: ACMMF33
New York, NY 10019		**Holder Id**	: 00772733
USA		**Account Id**	: 00000097
		Currency	: United States Dollar

Ronald A. Carter DDS Inc. PSP U/A 81111995 FBO Ronald A Carter
Account: Ronald A. Carter DDS Inc. PSP U/A 81111995 FBO Ronald A Carter

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		1,069.983		111,000.04
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	1,069.983	103.74	111,000.04
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	**Description**	**Contract Number**	**Gross Consideration**	**Commission /Fees /Tax**	**Net Consideration**	**Net Asset Value Per Unit**	**No. of Units**	**Balance**
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6720333	111,000.04	(0.00)	111,000.04	103.74	1,069.983	1,069.983
02-07-2007	**Closing Balance of Units**							**1,069.983**
Total Additions		1	111,000.04	0.00	111,000.04		1,069.983	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Ronald A. Carter DDS Inc. PSP U/A 81111995 FBO Carolyn J Carter	**Date** : 05-07-2007
C/O UBS Financial Services	**Valuation date** : 02-07-2007
51 West 52nd Street, 23rd floor	**Fund Id** : ACMMF33
New York, NY 10019	**Holder Id** : 00772733
USA	**Account Id** : 00000098
	Currency : United States Dollar

Ronald A. Carter DDS Inc. PSP U/A 81111995 FBO Carolyn J Carter
Account: Ronald A. Carter DDS Inc. PSP U/A 81111995 FBO Carolyn J Carter

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		578.369		60,000.00
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	578.369	103.74	60,000.00
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6719833	60,000.00	(0.00)	60,000.00	103.74	578.369	578.369
02-07-2007	**Closing Balance of Units**							**578.369**
Total Additions		1	60,000.00	0.00	60,000.00		578.369	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Mel B. Wilde
C/O UBS Financial Services
51 West 52nd Street, 23rd floor
New York, NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00773433
Account Id	: 00000100
Currency	: United States Dollar
Email	: melvonn@sbcglobal.net

Mel B. Wilde
Account: Mel B. Wilde

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		963.948		99,999.97
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	963.948	103.74	99,999.97
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6720133	99,999.97	(0.00)	99,999.97	103.74	963.948	963.948
02-07-2007	**Closing Balance of Units**							**963.948**
Total Additions		1	99,999.97	0.00	99,999.97		963.948	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Donald R. Joseph
C/O UBS Financial Services
51 West 52nd Street, 23rd floor
New York, NY 10019
USA

Date	: 05-07-2007
Valuation date	: 02-07-2007
Fund Id	: ACMMF33
Holder Id	: 00774333
Account Id	: 00000101
Currency	: United States Dollar

Donald R. Joseph
Account: Donald R. Joseph

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		**Net Asset Value**
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		**Units**	**Net Asset Value**	**Change in Account**
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		963.948		99,999.97
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	963.948	103.74	99,999.97
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	**Description**	**Contract Number**	**Gross Consideration**	**Commission /Fees /Tax**	**Net Consideration**	**Net Asset Value Per Unit**	**No. of Units**	**Balance**
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6720033	99,999.97	(0.00)	99,999.97	103.74	963.948	963.948
02-07-2007	**Closing Balance of Units**							**963.948**
Total Additions		1	99,999.97	0.00	99,999.97		963.948	
Total Subtractions		0	0.00	0.00	0.00		0.000	

Daiwa Securities Group

Statement of Activity

Platinum Business Investment Company Ltd		**Date**	: 05-07-2007
C/O UBS Financial Services		**Valuation date**	: 02-07-2007
51 West 52nd Street, 23rd floor		**Fund Id**	: ACMMF33
New York, NY 10019		**Holder Id**	: 00774433
USA		**Account Id**	: 00000102
		Currency	: United States Dollar

Platinum Business Investment Company Ltd
Account: Platinum Business Investment Company Ltd

Abbey Capital Multi-Manager Fund

FUND NET ASSET VALUES		Net Asset Value
Opening Price	31-05-2007	100.51
Closing Price	29-06-2007	103.74

ACCOUNT VALUE		Units	Net Asset Value	Change in Account
Opening Market Value of Account	31-05-2007	0.000	100.51	0.00
Add: Additions		19,278.967		2,000,000.04
Less: Subtractions		0.000		0.00
Closing Market Value of Account	29-06-2007	19,278.967	103.74	2,000,000.04
Increase or decrease in market value due to change in the price in the period				0.00

SUMMARY OF ACTIVITY

Date	Description	Contract Number	Gross Consideration	Commission /Fees /Tax	Net Consideration	Net Asset Value Per Unit	No. of Units	Balance
01-06-2007	**Opening Balance of Units**							**0.000**
02-07-2007	Subscription	6720833	2,000,000.04	(0.00)	2,000,000.04	103.74	19,278.967	19,278.967
02-07-2007	**Closing Balance of Units**							**19,278.967**
Total Additions		1	2,000,000.04	0.00	2,000,000.04		19,278.967	
Total Subtractions		0	0.00	0.00	0.00		0.000	

RECEIVED
2007 AUG 22 A 10:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BERMUDA STOCK EXCHANGE

BSX

Bermuda Stock Exchange
Washington Mall / 3F
Church Street
Hamilton, HM 11
Bermuda

Phone 441-292-7212
Fax 441-292-7619
Internet www.bsx.com
Reuters THEBSX
Bloomberg BSX <Go>

30 November 2006

VIA FAX 292-8899

Mr. Christopher Kennedy
Harbour Financial Service
52 Reid Street
Hamilton, HM 12.

Dear Mr. Kennedy:

Re: Abbey Capital Mulit-Manager Fund Ltd ("the Fund")

I have great pleasure in notifying you that on November 30th, 2006, the Listing Committee of the Bermuda Stock Exchange approved the listing of up to 10 million Redeemable US Dollar Shares of the Abbey Capital Multi-Manager Fund Ltd.

Per our telephone conversation I would like to draw your attention, however, to the following points in the prospectus that should be corrected:-

1. Page 20 – reference to Mr. Hoskins being a Director since 2004;

2. Page ix – remove black line editing marks on page numbers and check prospectus for any other similar marks.

Please note this listing approval relates to the shares described in this communication only. Should the Fund issue any further class of shares, distinct in any way, consultation must take place with the Exchange and an additional listing application may be required.

The BSX appreciates your support in bringing this new issuer to listing and welcomes all future applications under your sponsorship.

Yours sincerely,

James McKirdy
Chief Compliance Officer.

Abbey Capital

Abbey Capital Multi Manager Fund Limited

Chancery Hall, 52 Reid Street, Hamilton, HM12, Bermuda

Shareholder Name
Shareholder Address

Abbey Capital Contact Details

Peter Carney

Telephone:	+353 1 8280410
Fax:	+353 1 8280499
E-mail	pcarney@abbeycapital.com

Fund's Change in Net Asset Value

	Amount
Net Asset Value, 31 December 2006	$0.00
Net Capital Activity during Period	$8,166,000.00
Net Income / (Loss)	-$444,682.32
Net Asset Value, 31 March 2007	$7,721,317.68
NAV per Share, 2 January 2007 - US$ Share Class	$100.00
NAV per Share, 31 March 2007 - US$ Share Class	$94.03

Oath

I hereby affirm that to the best of my knowledge and belief, the information contained in this statement is accurate and complete.

Tony Gannon
C.E.O.
Abbey Capital Limited

Commodity Pool Operator: Abbey Capital Ltd.
Commodity Pool: Abbey Capital Multi Manager Fund Ltd

For the Exclusive Use of ______________________ Memorandum Number: __________

CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM

ABBEY CAPITAL MULTI-MANAGER FUND LIMITED

(A company incorporated as an open-ended investment company under the laws of Bermuda with registration number 38980)

Abbey Capital Limited
Investment Manager

THESE ARE SPECULATIVE SECURITIES.

PURSUANT TO AN EXEMPTION FROM THE U.S. COMMODITY FUTURES TRADING COMMISSION IN CONNECTION WITH POOLS WHOSE PARTICIPANTS ARE LIMITED TO QUALIFIED ELIGIBLE PERSONS, A MEMORANDUM FOR THIS POOL IS NOT REQUIRED TO BE, AND HAS NOT BEEN, FILED WITH THE COMMISSION. THE U.S. COMMODITY FUTURES TRADING COMMISSION DOES NOT PASS UPON THE MERITS OF PARTICIPATING IN A POOL OR UPON THE ADEQUACY OR ACCURACY OF A MEMORANDUM. CONSEQUENTLY, THE U.S. COMMODITY FUTURES TRADING COMMISSION HAS NOT REVIEWED OR APPROVED THIS PLACEMENT OR ANY MEMORANDUM FOR THIS POOL.

IT IS ANTICIPATED THAT THE SHARES WILL BE LISTED ON THE BERMUDA STOCK EXCHANGE. THE BERMUDA STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATIONS AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON ANY PART OF THE CONTENTS OF THIS DOCUMENT.

LISTING SPONSOR

HARBOUR FINANCIAL SERVICES LIMITED

THE BERMUDA STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATIONS AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR

IN RELIANCE UPON ANY PART OF THE CONTENTS OF THIS DOCUMENT. SHARES IN THE FUND MAY ONLY BE MARKETED (SUBJECT TO ADDITIONAL RESTRICTIONS STATED IN THIS MEMORANDUM) TO QUALIFIED INVESTORS.

21st May 2007

GENERAL NOTICES

THE FUND EXPECTS TO APPLY TO LIST ITS SHARES ON THE BERMUDA STOCK EXCHANGE. THIS DOCUMENT INCLUDES PARTICULARS GIVEN IN COMPLIANCE WITH THE LISTING REGULATIONS OF THE BERMUDA STOCK EXCHANGE FOR THE PURPOSE OF GIVING INFORMATION WITH REGARD TO THE FUND. THE DIRECTORS OF THE FUND COLLECTIVELY AND INDIVIDUALLY ACCEPT FULL RESPONSIBILITY FOR THE ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT AND CONFIRM, HAVING MADE ALL REASONABLE ENQUIRIES, THAT TO THE BEST OF THEIR KNOWLEDGE AND BELIEF THERE ARE NO OTHER FACTS THE OMISSION OF WHICH WOULD MAKE ANY STATEMENT HEREIN MISLEADING.

THE REDEEMABLE PARTICIPATING SHARES ("SHARES") IN ABBEY CAPITAL MULTI-MANAGER FUND LIMITED (THE "FUND") ARE OFFERED EXCLUSIVELY TO FINANCIALLY SOPHISTICATED, HIGH NET WORTH, INSTITUTIONAL INVESTORS AND QUALIFIED INVESTORS CAPABLE OF EVALUATING THE MERITS AND RISKS OF AN INVESTMENT IN THE FUND.

THIS CONFIDENTIAL PRIVATE MEMORANDUM ("MEMORANDUM") CONSTITUTES AN OFFER ONLY TO THE PROSPECTIVE INVESTOR NAMED ON THE COVER PAGE OF THIS MEMORANDUM, AND ONLY IF DELIVERY OF THIS MEMORANDUM IS PROPERLY AUTHORIZED BY ABBEY CAPITAL LIMITED ("ABBEY"). THE FUND WILL NOT TRADE DIRECTLY BUT RATHER BY INVESTING SUBSTANTIALLY ALL OF ITS CAPITAL IN ACL ALTERNATIVE FUND LIMITED, OF WHICH ABBEY CAPITAL LIMITED IS THE INVESTMENT MANAGER

THE PROSPECTIVE INVESTOR, BY ACCEPTING RECEIPT OF THIS MEMORANDUM, AGREES NOT TO DUPLICATE THIS MEMORANDUM OR FURNISH THIS MEMORANDUM OR ANY COPY OF THIS MEMORANDUM TO ANY PERSON OTHER THAN SUCH PROSPECTIVE INVESTOR'S PROFESSIONAL ADVISERS (SUBJECT TO CUSTOMARY UNDERTAKINGS OF CONFIDENTIALITY), AND FURTHER AGREES PROMPTLY TO DISPOSE OF THIS MEMORANDUM SHOULD THE PROSPECTIVE INVESTOR DECIDE NOT TO INVEST.

THE DESCRIPTIONS AND SUMMARIES OF DOCUMENTS IN THIS MEMORANDUM DO NOT PURPORT TO BE COMPLETE; INVESTORS SHOULD REFER TO THE ACTUAL DOCUMENTS TO UNDERSTAND THEIR COMPLETE TERMS AND CONDITIONS.

THE PROSPECTIVE INVESTOR SHOULD NOT CONSTRUE THE CONTENTS OF THIS MEMORANDUM AS LEGAL, TAX OR FINANCIAL ADVICE, AND SHOULD CONSULT WITH SUCH PROSPECTIVE INVESTOR'S OWN PROFESSIONAL ADVISERS AS TO THE LEGAL, TAX, FINANCIAL OR OTHER CONSIDERATIONS RELEVANT TO DETERMINING THE SUITABILITY OF THIS INVESTMENT.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATIONS CONCERNING THE FUND OR THE SHARES OTHER THAN THOSE CONTAINED IN THIS MEMORANDUM. THE PROSPECTIVE INVESTOR MUST SUBSCRIBE SOLELY ON THE BASIS OF THE INFORMATION SET FORTH HEREIN.

THE SHARES MAY NOT BE TRANSFERRED OR RESOLD EXCEPT WITH THE CONSENT OF THE FUND AND AS PERMITTED UNDER APPLICABLE LAW. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE SHARES ARE SPECULATIVE, ILLIQUID, INVOLVE SUBSTANTIAL RISK, AND ARE A SUITABLE INVESTMENT ONLY FOR A LIMITED PORTION OF A PORTFOLIO.

THE PAST PERFORMANCE OF SPECULATIVE STRATEGIES SUCH AS THOSE IMPLEMENTED BY THE FUND IS NOT NECESSARILY INDICATIVE OF THEIR FUTURE RESULTS.

There are significant risks associated with an investment in the Fund.

Investment in the Fund is suitable only for sophisticated investors:

(i) who can accept the risks associated with such an investment, including a substantial or complete loss of their investment,

(ii) for whom an investment in the Fund does not constitute a complete investment programme, and

(iii) who fully understand and are willing to assume the risks involved in the investment programme of the Fund. There can be no assurance that the Fund will achieve its investment objective. Each prospective investor should carefully review the Memorandum and carefully consider the risks before deciding to invest.

SEE "RISK FACTORS" AND "CONFLICTS OF INTEREST."

REGULATORY NOTICES

GENERAL

THIS MEMORANDUM SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY OFFER, SOLICITATION OR SALE OF THE SHARES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE IS NOT AUTHORIZED OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER, SOLICITATION OR SALE.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE FUND AND THE TERMS OF THIS OFFERING OF THE SHARES, INCLUDING THE MERITS AND RISKS INVOLVED. THE SHARES HAVE NOT BEEN RECOMMENDED, APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ANY U.S. STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY. NONE OF THE FOREGOING AUTHORITIES HAVE PASSED UPON, OR ENDORSED THE MERITS OF, THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES HAVE NOT BEEN REGISTERED WITH THE SEC UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY U.S. STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH U.S. STATE LAWS. THE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND SUCH APPLICABLE U.S. STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREUNDER. THERE IS NO PUBLIC OR OTHER MARKET FOR THESE SECURITIES, NOR IS IT LIKELY THAT ANY SUCH MARKET WILL DEVELOP. THEREFORE, INVESTORS MUST EXPECT TO BE REQUIRED TO RETAIN OWNERSHIP OF THESE SECURITIES AND BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD.

THE FUND HAS NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE U.S. INVESTMENT FUND ACT OF 1940, AS AMENDED (THE "1940 ACT") BECAUSE ITS ACTIVITIES DO NOT GENERATE AN OBLIGATION TO SO REGISTER. THE BYE-LAWS OF THE FUND CONTAIN PROVISIONS DESIGNED TO PREVENT THE HOLDING OF SHARES BY U.S. PERSONS UNDER CIRCUMSTANCES THAT WOULD CAUSE THE FUND TO VIOLATE US LAW, AND PERMIT THE DIRECTORS TO COMPULSORILY REDEEM SUCH SHARES AS THE DIRECTORS BELIEVE TO BE NECESSARY OR APPROPRIATE TO COMPLY WITH U.S. LAW.

STATEMENTS MADE IN THIS MEMORANDUM ARE BASED ON THE LAW AND PRACTICE CURRENTLY IN FORCE IN BERMUDA AND ARE SUBJECT TO CHANGES IN THAT LAW.

PERMISSION UNDER THE EXCHANGE CONTROL ACT 1972 OF BERMUDA, AS AMENDED (AND REGULATIONS MADE THEREUNDER), HAS BEEN OBTAINED FROM THE BERMUDA MONETARY AUTHORITY (THE "AUTHORITY") FOR THE ISSUE (AND SUBSEQUENT TRANSFER) OF THE SHARES BEING OFFERED PURSUANT TO

THIS DOCUMENT TO PERSONS RESIDENT AND NON-RESIDENT IN BERMUDA FOR EXCHANGE CONTROL PURPOSES. THE AUTHORITY HAS CLASSIFIED THE FUND AS A BERMUDA INSTITUTIONAL SCHEME UNDER THE BERMUDA MONETARY AUTHORITY (COLLECTIVE INVESTMENT SCHEME CLASSIFICATION) REGULATIONS 1998. AS SUCH, THE FUND IS EXEMPTED FROM THE NEED TO APPOINT A BERMUDA CUSTODIAN AND MAY NOT BE SUPERVISED TO THE SAME DEGREE AS OTHER SCHEMES WHICH ARE REGULATED AND SUPERVISED BY THE AUTHORITY. THEREFORE, THE FUND SHOULD BE VIEWED AS AN INVESTMENT SUITABLE ONLY FOR INVESTORS WHO CAN FULLY EVALUATE AND BEAR THE RISKS INVOLVED. IN ADDITION, A COPY OF THIS MEMORANDUM HAS BEEN DELIVERED TO THE REGISTRAR OF COMPANIES IN BERMUDA (THE "BERMUDA REGISTRAR") FOR FILING PURSUANT TO THE COMPANIES ACT 1981 OF BERMUDA, AS AMENDED. IT MUST BE CLEARLY UNDERSTOOD BY POTENTIAL INVESTORS THAT ANY APPROVALS OR PERMISSIONS RECEIVED FROM THE AUTHORITY OR THE ACCEPTANCE OF THIS MEMORANDUM FOR FILING BY THE BERMUDA REGISTRAR DOES NOT CONSTITUTE A GUARANTEE BY THE AUTHORITY OR THE BERMUDA REGISTRAR AS TO THE PERFORMANCE OR CREDITWORTHINESS OF THE FUND. FURTHERMORE, IN GIVING SUCH APPROVALS OR PERMISSIONS OR ACCEPTING THIS MEMORANDUM FOR FILING, NEITHER THE AUTHORITY NOR THE BERMUDA REGISTRAR SHALL BE LIABLE FOR THE PERFORMANCE OF THE FUND OR FOR THE FINANCIAL SOUNDNESS OF ANY PROPOSALS OR FOR THE CORRECTIONS OF ANY STATEMENTS MADE OR OPINIONS EXPRESSED WITH REGARD TO THEM.

NO TAX CONFIDENTIALITY

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS MEMORANDUM, THE PROSPECTIVE INVESTOR (AND EACH EMPLOYEE, REPRESENTATIVE OR OTHER AGENT OF THE PROSPECTIVE INVESTOR) MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION OF ANY KIND, THE TAX TREATMENT AND TAX STRUCTURE OF THE TRANSACTIONS DESCRIBED IN THIS MEMORANDUM AND ALL MATERIALS OF ANY KIND (INCLUDING OPINIONS OR OTHER TAX ANALYSES) THAT ARE PROVIDED TO THE PROSPECTIVE INVESTOR RELATING TO SUCH TAX TREATMENT AND TAX STRUCTURE. THIS AUTHORIZATION OF TAX DISCLOSURE IS RETROACTIVELY EFFECTIVE TO THE COMMENCEMENT OF DISCUSSIONS BETWEEN THE FUND OR ITS REPRESENTATIVES AND THE PROSPECTIVE INVESTOR REGARDING THE TRANSACTIONS CONTEMPLATED HEREIN.

FLORIDA INVESTORS

IF THE INVESTOR IS NOT A BANK, A TRUST COMPANY, A SAVINGS INSTITUTION, AN INSURANCE COMPANY, A DEALER, AN INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT, A PENSION OR A PROFIT-SHARING TRUST, OR A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), THE INVESTOR ACKNOWLEDGES THAT ANY SALE OF THE SHARES TO THE INVESTOR IS VOIDABLE BY THE INVESTOR EITHER WITHIN THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY THE INVESTOR TO THE FUND, OR AN AGENT OF THE FUND, OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO THE INVESTOR, WHICHEVER OCCURS LATER.

FOREIGN FUTURES TRANSACTIONS

ACL ALTERNATIVE FUND LIMITED (IN WHICH THE FUND WILL INVEST SUBSTANTIALLY ALL OF ITS ASSETS) MAY TRADE FOREIGN FUTURES OR OPTIONS CONTRACTS. TRANSACTIONS ON MARKETS LOCATED OUTSIDE THE UNITED STATES, INCLUDING MARKETS FORMALLY LINKED TO A UNITED STATES MARKET, MAY BE SUBJECT TO REGULATIONS WHICH OFFER DIFFERENT OR DIMINISHED PROTECTION TO ACL ALTERNATIVE FUND LIMITED AND ITS PARTICIPANTS. FURTHER, UNITED STATES REGULATORY AUTHORITIES MAY BE UNABLE TO COMPEL ENFORCEMENT OF THE RULES OF REGULATORY AUTHORITIES OR MARKETS IN NON-UNITED STATES JURISDICTIONS WHERE TRANSACTIONS FOR ACL ALTERNATIVE FUND LIMITED MAY BE EFFECTED.

SEE "RISK FACTORS" AND "CONFLICTS OF INTEREST."

There is no prohibition on dealings in the assets of the Fund by the Administrator, the the Registrar and Transfer Agent, the Investment Manager or entities related to the Administrator, to the Registrar and Transfer Agent or to the Investment Manager provided the transaction is carried out as if effected on normal commercial terms negotiated at arm's length, is in the best interests of Shareholders and the execution of the transaction is on best terms on organised investment exchanges under their rules.

The Directors of the Fund, whose names appear under the heading "Management and Administration of the Fund", accept responsibility for the information contained in this Memorandum. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) such information is in accordance with the facts and does not omit anything likely to affect the import of such information. The Directors accept responsibility accordingly.

PRIVACY POLICY

THE FOLLOWING PRIVACY POLICY DESCRIBES THE STANDARDS THAT THE FUND AND THE INVESTMENT MANAGER FOLLOW FOR THE COLLECTION, USE AND PROTECTION OF NONPUBLIC PERSONAL INFORMATION.

THE FUND AND THE INVESTMENT MANAGER ARE COMMITTED TO SAFEGUARDING THE PERSONAL INFORMATION THAT INVESTORS PROVIDE. THIS PRIVACY POLICY DESCRIBES HOW THE FUND HANDLES AND PROTECTS PERSONAL INFORMATION THAT IS COLLECTED ABOUT INDIVIDUALS WHO APPLY FOR OR RECEIVE SHARES IN THE FUND. THE PROVISIONS OF THIS NOTICE APPLY TO FORMER SHAREHOLDERS AS WELL AS CURRENT SHAREHOLDERS.

WHY AND HOW THE FUND COLLECTS PERSONAL INFORMATION

WHEN AN INVESTOR SUBMITS A SUBSCRIPTION, THE FUND COLLECTS PERSONAL INFORMATION ABOUT THE INVESTOR FOR BUSINESS PURPOSES, SUCH AS PROCESSING REQUESTS AND TRANSACTIONS, INFORMING THE INVESTOR ABOUT PRODUCTS AND SERVICES THAT MAY BE OF INTEREST, AND PROVIDING CUSTOMER SERVICE. THE PERSONAL INFORMATION COLLECTED INCLUDES:

- INFORMATION THE INVESTORS PROVIDES ON SUBSCRIPTION DOCUMENTS, APPLICATIONS AND OTHER FORMS, SUCH AS NAME, ADDRESS, DATE OF BIRTH, SOCIAL SECURITY NUMBER, OCCUPATION, ASSETS, AND INCOME;

- INFORMATION ABOUT TRANSACTIONS WITH THE FUND; AND

- INFORMATION THE INVESTOR PROVIDES TO THE REGISTRAR AND TRANSFER AGENT TO VERIFY THE INVESTOR'S IDENTITY, SUCH AS A PASSPORT.

HOW THE FUND PROTECTS PERSONAL INFORMATION

THE FUND LIMITS ACCESS TO EACH SHAREHOLDER'S PERSONAL INFORMATION TO THOSE EMPLOYEES WHO NEED TO KNOW IN ORDER TO CONDUCT THE FUND'S BUSINESS, SERVICE THE SHAREHOLDER'S ACCOUNT, AND HELP THE SHAREHOLDER ACCOMPLISH THEIR FINANCIAL OBJECTIVES. THE SERVICE PROVIDERS' EMPLOYEES ARE REQUIRED TO MAINTAIN AND PROTECT THE CONFIDENTIALITY OF SHAREHOLDER PERSONAL INFORMATION AND MUST FOLLOW ESTABLISHED PROCEDURES TO DO SO. THE INVESTMENT MANAGER MAINTAINS PHYSICAL, ELECTRONIC, AND PROCEDURAL SAFEGUARDS TO PROTECT SHAREHOLDERS' PERSONAL INFORMATION. THE INVESTMENT MANAGER DOES NOT RENT OR SELL NAMES OR PERSONAL INFORMATION TO ANYONE.

INFORMATION IS ONLY DISCLOSED TO THE PARTIES LISTED IN THE AGREEMENT, AND THESE COMPANIES ARE REQUIRED TO KEEP PERSONAL INFORMATION CONFIDENTIAL.

ALSO, THE FUND OR THE INVESTMENT MANAGER MAY DISCLOSE PERSONAL INFORMATION WITH NON-AFFILIATED COMPANIES AND

REGULATORY AUTHORITIES AS PERMITTED OR REQUIRED BY APPLICABLE LAW. FOR EXAMPLE, THESE ENTITIES MAY DISCLOSE PERSONAL INFORMATION TO COOPERATE WITH REGULATORY AUTHORITIES AND LAW ENFORCEMENT AGENCIES TO COMPLY WITH SUBPOENAS OR OTHER OFFICIAL REQUESTS, AND AS NECESSARY TO PROTECT THEIR RIGHTS OR PROPERTY. EXCEPT AS DESCRIBED IN THIS PRIVACY POLICY, THESE PARTIES WILL NOT USE PERSONAL INFORMATION ON SHAREHOLDERS FOR ANY OTHER PURPOSE UNLESS THEY DESCRIBE HOW SUCH INFORMATION WILL BE USED AT THE TIME THE INVESTOR DISCLOSES IT TO THESE ENTITIES OR THEY OBTAIN EACH SHAREHOLDER'S PERMISSION TO DO SO.

ACCESSING AND REVISITING PERSONAL INFORMATION

THE FUND AND THE INVESTMENT MANAGER ENDEAVOR TO KEEP THEIR CUSTOMER FILES COMPLETE AND ACCURATE. THEY WILL GIVE EACH SHAREHOLDER REASONABLE ACCESS TO THE INFORMATION THEY HAVE ABOUT THAT SHAREHOLDER. MOST OF THIS INFORMATION IS CONTAINED IN ACCOUNT STATEMENTS THAT THE SHAREHOLDER RECEIVES AND APPLICATIONS THAT THE SHAREHOLDER SUBMITS TO OBTAIN SHARES IN THE FUND. THE FUND AND THE INVESTMENT MANAGER ENCOURAGE EACH SHAREHOLDER TO REVIEW THIS INFORMATION AND NOTIFY THEM IF THE SHAREHOLDER BELIEVES ANY INFORMATION SHOULD BE CORRECTED OR UPDATED. IF A SHAREHOLDER HAS A QUESTION OR CONCERN ABOUT PERSONAL INFORMATION OR THIS PRIVACY NOTICE, PLEASE CONTACT THE FUND OR THE INVESTMENT MANAGER.

ALTHOUGH, BY ITS TERMS, THE FOREGOING PRIVACY POLICY APPLIES ONLY TO NATURAL PERSONS, THE FUND AND THE INVESTMENT MANAGER APPLY THE SAME PRIVACY POLICY WITH RESPECT TO INSTITUTIONAL INVESTORS.

DIRECTORY

REGISTERED OFFICE

M.Q. Services Limited
Chancery Hall,
52 Reid Street,
Hamilton HM 12,
Bermuda

CORPORATE SECRETARY & BERMUDA REGISTRAR

M.Q. Services Limited
Chancery Hall,
52 Reid Street,
Hamilton HM 12, Bermuda

INVESTMENT MANAGER

Abbey Capital Limited,
1-2 Cavendish Row,
Dublin 1,
Ireland

ADMINISTRATOR,

DPM Mellon L.L.C.
400 Atrium Drive, Somerset,
NJ USA 08873

LEGAL ADVISER

Conyers Dill &
Pearman,
Clarendon House,
2 Church Street,
Hamilton
Bermuda

PRINCIPAL DISTRIBUTOR

UBS Financial Services Inc.,
51 West 52nd Street,
New York,
NY 10019

AUDITORS

KPMG,
1 Harbourmaster Place
IFSC, Dublin 1,
Ireland

REGISTRAR & TRANSFER AGENT

Daiwa Europe Fund Managers
Ireland Limited
Level 3, Block 5, Harcourt
Centre,
Harcourt Road
Dublin 2, Ireland

LISTING SPONSOR

Harbour Financial Services
Limited,
Chancery Hall,
52 Reid Street,
Hamilton,
Bermuda

TABLE OF CONTENTS

Distribution of this Memorandum is not authorised unless it is accompanied by a copy of the most recent annual and semi-annual report of the Fund. Such reports will form part of this Memorandum.

DEFINITIONS

The following definitions apply throughout this Memorandum unless the context otherwise requires:-

"Accounting Date"	the date by reference to which the annual accounts of the Fund shall be prepared and shall be December 31 in each year.
"Accounting Period"	a period ending on an Accounting Date and commencing (in the case of the first such period) from the date of the first issue of Shares or (in any other case) from the end of the last Accounting Period
"ACL Alternative Fund Limited"	an open-ended investment company with variable capital and limited liability, incorporated in Bermuda in January 2002. The Fund intends to invest all of its assets (less an amount set aside for expenses) in the ACL Alternative Fund. Abbey Capital Limited acts as the Investment Manager for this fund also and is its founder shareholder.
"Administrator"	DPM Mellon L.L.C.
"Administration Agreement"	an agreement entered into between the Administrator and the Fund on or around 17th October 2006
"Bank Account"	the accounts(s) established by the Fund with the Registrar and Transfer Agent for the purpose of accepting subscriptions and making redemptions and other third party payments.
"Base Currency"	United States Dollars (USD)
"Bye-Laws"	the Memorandum of Association and Bye-Laws of the Fund, as amended from time to time
"Board" or "Directors"	the board of directors of the Fund, including duly authorised committees of the board of directors
"Business Day"	any day (except Saturday or Sunday) on which commercial banks are open for business in Dublin, London and New York City
"Closing Date"	such date as may be determined by the Directors
"Corporate Secretary and Bermuda Registrar"	M.Q. Services Limited

"Dealing Day"	the first Business Day in each month, based on the Net Asset Value of the Fund on the preceding Business Day, unless amended by the Directors.
"Distribution Fee"	the annual fee equal to 2.0% of the average month-end Net Asset Value of the Fund paid by the Fund to the Principal Distributor.
"Eligible Investor"	any person, corporation or entity that meets the requirements in the Subscription Agreement and falls into one of the categories listed in Appendix A of this Memorandum, excluding any Restricted Person, and who is a Qualified Investor.
"Founder Share"	a founder share in the capital of the Fund with a par value of USD0.01 each
"Founder Shareholder"	Abbey Capital Limited, or a successor company, as holder of the Fund's founder shares as described in the General Information section
"Investment Manager"	Abbey Capital Limited or any successor company as Investment Manager of the Fund
"Investment Management Agreement"	an agreement entered into between the Fund and the Investment Manager on or around 17th October 2006, as amended
"Net Asset Value of the Fund"	the net asset value of the Fund calculated in accordance with the provisions of the Bye-Laws, as described under " Calculation of Net Asset Value"
"Net Asset Value per Share"	the net asset value per Share of the Fund calculated in accordance with the provisions of the Bye-Laws, as described under "Calculation of Net Asset Value"
"Principal Distributor"	UBS Financial Services Inc. acting in its capacity pursuant to the Principal Distribution Agreement as distributor of Shares in the Fund.
"Principal Distribution Agreement"	an agreement entered into by the Fund and the Principal Distributor on or around 17th October 2006
"Qualified Investor"	an investor who has truthfully completed an investor suitability declaration, in the form prescribed by the Bermuda Stock Exchange from time to time or in such other form as the Bermuda Stock Exchange may approve and either; (1) makes and investment of not less than $100,000 in

the issuer; or (2) other wise meets one of the suitability tests set out in the investor suitability declaration

"Recognised Exchange"	any regulated market or exchange (which is an exchange within the meaning of the law of the country concerned relating to exchanges) in the European Union, the Organisation for Economic Co-operation and Development, Hong Kong, Singapore and South Africa, NASDAQ, EASDAQ, the market in U.S. government securities which is conducted by primary dealers which are regulated by the Federal Reserve Bank of New York, the over the counter market in the U.S. in transferable securities conducted by primary dealers and secondary dealers which are regulated by the U.S. Securities and Exchange Commission and by the National Association of Securities Dealers Inc. and the over-the-counter market in Tokyo regulated by the Securities Dealers Association of Japan and any other regulated exchange or market agreed by the Irish Stock Exchange
"Redemption Price"	the Net Asset Value per Share of the Fund less a redemption charge (if any) as described herein rounded downwards to the nearest cent.
"Registrar and Transfer Agent"	Daiwa Europe Fund Managers Ireland Limited
"Registrar and Transfer Agent Agreement"	an agreement entered into between the Fund, the Corporate Secretary and Bermuda Registrar and the Registrar and Transfer Agent on or around 17th October 2006
"Restricted Person"	a person in respect of whom the Directors have imposed restrictions for the purpose of ensuring that no investment in the Fund is made by any person or persons (a) in breach of the law or requirements of any country or governmental authority; or (b) in circumstances (whether directly or indirectly affecting such person or persons and whether taken alone or in conjunction with any other person or persons, connected or not, or any other circumstance appearing to the Directors to be relevant) which, in the opinion of the Directors, might result in the Fund incurring any liability to taxation or suffering any other regulatory, legal, taxation pecuniary, fiscal or material administrative disadvantage which the Fund might not otherwise incur or suffer, or (c) who is a US Person, except that the Directors may authorise a US Person to invest in the Fund provided that, (i) such investment does not result in a violation of the Securities Act of the securities laws of any of the States of the United States; (ii) such investment will not require the Fund to

	register under the United States Investment Company Act of 1940, as amended or to file a prospectus with the CFTC under the Commodity Exchange Act; and (iii) any such investment will not cause any of the assets of the Fund to be "plan assets" for the purposes of the Employee Retirement Income Security Act of 1974
"Securities Act"	the United States Securities Act of 1933, as amended
"Shareholder"	a person who is registered as the holder of Shares in the register for the time being kept by or on behalf of the Fund
"Shares"	redeemable shares in the capital of the Fund, with a par value of USD0.001 each
"Subscription Agreement"	an agreement to be executed by each investor in order to subscribe for Shares in the Fund
"Subscription Price"	the Net Asset Value per Share of the Fund plus a sales charge (if any) rounded upwards to the nearest cent.
"Trading Advisors"	trading advisors of the ACL Alternative Fund Limited
"United States"	The United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction
"US Person"	has the meaning prescribed in Regulation S under the Securities Act, and thus shall include, (i) any natural person resident in the United States; (ii) any partnership or corporation organised or incorporated under the laws of the United States; (iii) any estate of which any executor or administrator is a US Person; (iv) any trust of which any trustee is a US Person; (v) any agency or branch of a foreign entity located in the United States; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a US Person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organised, incorporated, or (if an individual) resident in the United States; and (viii) any partnership or corporation if: (A) organised or incorporated under the laws of any foreign jurisdiction; and (B) formed by a US Person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organised or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trust

"Valuation Day"	the day as at which the Net Asset Value per Share is calculated, being the last Business Day in each month, unless otherwise determined by the Directors.

In this Memorandum, unless otherwise specified, all references to "billion" are to one thousand million, to "Dollars", "US$" or "USD" are to United States dollars. References to "cents" are to United States cents.

Establishment and Duration

The Fund was incorporated on the 4th October 2006 under the laws of Bermuda as an open-ended investment company with variable capital and limited liability.

Although the Fund has an unlimited life, it may at any time, by giving not less than four nor more than twelve weeks' notice to the Shareholders, expiring on a Dealing Day, redeem at the Redemption Price prevailing on such Dealing Day all the Shares in the Fund then outstanding.

The Fund will be a feeder fund to the ACL Alternative Fund Limited (the "ACL Alternative Fund") as it will invest substantially all of its assets in the ACL Alternative Fund.

Investment Objective and Policies

The investment objective of the Fund is to seek long-term capital appreciation for its Shareholders within a rigorous risk management framework. Current income, through the receipt of interest is only a secondary objective.

The Directors retain overall supervision for the management of the investments of the Fund but the day-to-day management of the Fund's investments has been delegated to the Investment Manager. The Investment Manager undertakes to manage the Fund following the Investment Objective and Investment Policy described herein.

The Fund aims to deliver its Investment Objective by investing in a range of trading strategies through a direct investment in the ACL Alternative Fund (the memorandum for this fund is available on request). The Investment Manager of the Fund is also the Investment Manager of ACL Alternative Fund and is responsible for choosing the Trading Advisors for that fund. The ACL Alternative Fund operates as a multi-advisor fund and each of its Trading Advisors has a power of attorney to execute trades on behalf of ACL Alternative Fund through a managed account in ACL Alternative Fund's name held with one of its principal brokers.

ACL Alternative Fund invests, through managed accounts, in a range of Futures and Foreign Exchange trading strategies with the aim of producing positive long-term returns that have historically demonstrated favourable correlation with equities. Each component of the portfolio is chosen on the basis of the following historic characteristics: (i) long term positive returns on capital invested, (ii) favourable risk-adjusted returns and (iii) a correlation between its returns and the returns on equities ranging from low positive to high negative and, ideally, with a tendency to have a negative correlation with equities when equities are declining. The trading strategies employ several different trading styles using different research and trading methodologies, in a wide range of global financial and commodity markets operating over multiple time frames. Many of the styles use systematic, automated trading systems, using a combination of mathematical, statistical, technical analysis, pattern recognition and macroeconomic models aimed at profiting from market trends of different durations. A few Trading Advisors use discretionary approaches aimed at identifying value investments and turning points in trends. Common to all of them is a disciplined approach to risk management.

The markets traded include bonds, money markets, foreign exchange markets and commodity markets. There may be some equity trading, provided that this is a minor element of the portfolio. Most of the trading is done in derivative markets, usually listed futures markets, but some trading in cash markets may take place when this is the most effective way to enter or exit a trading position. Both long and short positions are taken in all markets traded.

The Multi-Manager Concept

In the opinion of the Investment Manager, the multi-manager concept may provide advantages over the use of a single investment adviser. Any given investment management firm's investment style and strategy and geographical and market focus may result in successful investment performance under certain market conditions, but less successful (or even negative) performance under different conditions. Consequently, few investment management firms and single-manager investment funds have consistently maintained their ranking among their peers in terms of investment performance over extended periods of time.

The Directors believe that, by allocating the Fund's assets to ACL Alternative Fund (which allocates to a number of Trading Advisors), the Fund's investment performance may remain more consistent and less volatile over the long-term than if a single investment manager were employed. This diversification, if obtainable, may allow the Fund to achieve better investment performance and reduced volatility over time than that of single-manager funds.

Selection of Trading Advisors

The evaluation and selection of the Trading Advisors for ACL Alternative Fund is covered in detail in the memorandum for that fund (a copy of which is available on request).

The Directors, in consultation with the Investment Manager, are responsible for the formulation of the Fund's present investment policy and any subsequent changes to that policy in the light of political and/or economic conditions. The present investment objective and policy of the Fund may only be amended from time to time by the Directors with the approval of the Shareholders on the basis of a majority of votes cast at a general meeting, if and as they shall deem it to be in the best interests of the Fund to do so. In the event of a change of investment objectives and policies, Shareholders will be given reasonable notice to enable them to redeem their Shares prior to the implementation of such change.

The assets of the Fund will be subject to normal market risks and no assurance can be given that the Investment Policy of the Fund will be successful or the Investment Objectives of the Fund will be achieved. Please see "Risk Factors."

SUMMARY OF TERMS

The following information is derived from and should be read in conjunction with the full text of this Memorandum.

The Fund

The Fund	The Fund is an open-ended investment company with variable capital and limited liability incorporated in Bermuda on 4th October 2006. The Fund will operate as a feeder fund, investing substantially all of its capital in the ACL Alternative Fund. As of the date of this Memorandum, the ACL Alternative Fund, which was launched in January 2002, had a capitalization of approximately USD450m.
Investment Objective	The investment objective of the Fund is to seek long-term capital appreciation for its Shareholders within a rigorous risk management framework. Current income, through the receipt of interest is only a secondary objective. The assets of the Fund will be invested in accordance with the investment objective and policies of the Fund as set out on page 6 of this Memorandum.
Investment Manager	Abbey Capital Limited.
Registrar and Transfer Agent	Daiwa Europe Fund Managers Ireland Limited
Corporate Secretary and Bermuda Registrar	M.Q. Services Limited

The Shares

Shares	10 million Shares are authorised and available to be issued. The Shares will initially be issued at $100 per Share, and subsequently at Net Asset Value. All Shares will have the same Net Asset Value.
The Offering	Shares are available at Net Asset Value as of the first Business Day of each month (a "Dealing Date"). Subscriptions for Shares, and payments for such subscriptions, must be received by the Registrar and Transfer Agent no later than 5 Business Days prior to a Dealing Day.

Eligible Investors	Any person, corporation or entity that meets the requirements in the Subscription Agreement and falls into one of the categories listed in Appendix A of this Memorandum, excluding any Restricted Person, and who is a Qualified Investor. The Directors may refuse any application for Shares.
Exchange Listing	It is anticipated that the Shares will be listed on the Bermuda Stock Exchange. However, such listing is not a recommendation for an investment in the Shares, nor does it provide any secondary market liquidity for the Shares.

Share Issues; Redemptions; Dividends

Offer of Shares	Shares may be purchased on each Dealing Day. The Subscription Agreement, and the subscription amount, must be received by the Registrar and Transfer Agent no later than 5 Business Days prior to a Dealing Day.
Redemption of Shares	Shares will be redeemed on any Dealing Day at the option of the Shareholders, on giving at least 5 Business Days prior written notice, at the Redemption Price calculated as of the relevant Valuation Day.
Payment of Redemptions	The Directors intend that Redemption Requests will be paid out within 10 Business Days after the Dealing Day.
Dividend Policy	The Directors do not intend to declare any dividends.

Fees and Expenses

Organizational Costs	The organizational costs of the Fund are being amortized over a 60-month period.
Placement Fee	UBS Financial Services Inc. may charge a placement fee of up to 2% on all sales of the Shares. Each subscriber will be informed of the placement fee attributable to such subscriber's Shares prior to committing to acquiring such Shares. Placement fees will be paid in addition to the subscription amount.
Distribution Fee	The Fund will pay to UBS Financial Services Inc an ongoing Distribution Fee equal to 2.0% of the average month-end Net Asset Value of the Fund, accrued and payable monthly in arrears.
Fund Level Fees	The Fund itself is subject to minimal administration fees (as set out in the fee section). The Fund will also pay its offering, operating, legal and audit costs.

ACL Alternative Fund Management Fee

The A Share Class of ACL Alternative Fund (into which the Fund invests) pays a 0.75% annual Management Fee to its Investment Manager (Abbey Capital). The 0.75% Management Fee is calculated on month-end Net Asset Value prior to reduction for accrued Incentive Fees or for the Management Fee being calculated.

ACL Alternative Fund Incentive Fee

The A Share Class of ACL Alternative Fund (into which the Fund invests) pays its Investment Manager (Abbey Capital) an Incentive Fee of 7.5% per annum of any Net New Investment Profit over a high water mark.

The portion of Incentive Fee payable by the Fund is calculated on the basis of the Fund's overall investment in the A Share Class of ACL Alternative Fund, not on the basis of each Shareholder's individual investment in the Fund.

Trading Advisor Fees

The ACL Alternative Fund pays the Trading Advisors management fees as well as incentive fees, generally from 0% to 2% per year for management fees and from 0% to 25% quarterly for incentive fees.

Each Trading Advisor calculates its incentive fee based on such Trading Advisor's individual performance, irrespective of the overall performance of the ACL Alternative Fund.

Transaction Costs

The ACL Alternative Fund is subject to execution costs, bid-ask spreads and other transaction costs.

General

Offices

The principal office of the Fund is located at M.Q. Services Limited, Chancery Hall, 52 Reid Street, Hamilton HM12, Bermuda; telephone number: (441) 295-4294.

The principal office of the Investment Manager is located at 1-2 Cavendish Row, Dublin 1, Ireland; telephone number: (353)-1-828-0400.

Fiscal Year

The calendar year.

Regulatory Status

The Fund will be registered with the Commodity Futures Trading Commission (the "CFTC") as a 4.7 Commodity Pool. The Investment Manager is registered with the CFTC as a Commodity Pool Operator and Commodity Trading Advisor. It is also regulated in Ireland as an Investment Firm.

Administrator DPM Mellon L.L.C., Somerset, N.J., USA.

Principal Distributor UBS Financial Services Inc

Reports The Fund will send to each Shareholder, on a monthly basis, estimates of the Fund's performance. On a quarterly basis, each Shareholder will receive a report outlining the increase or decrease in of the Fund's Net Asset Value during the preceding quarter, as well as such other information as the Investment Manager may deem appropriate.

Shareholders will receive semi-annual unaudited accounts, as well as audited annual financial statements and all tax information relating to their investment in the Fund necessary for federal income tax purposes.

Auditors KPMG, Dublin, Ireland.

Prospective investors have not been represented in negotiating the terms of the Fund. See "Legal and Accounting Matters."

Suitability/Risk Factors

Suitability **All prospective investors, either individually or together with their professional advisers, must have the financial sophistication and expertise to evaluate the merits and risks of an investment in the Fund.**

Risk Factors **The Shares are a speculative and illiquid investment. Investors must be prepared to lose all or substantially all of their investment in the Fund. In addition to the risks associated with the Fund's trading strategies, the risks associated with an investment in the Fund include: (1) market risk; (2) the illiquidity of the Shares; (3) the possible illiquidity of the markets; (4) operational risk; (5) legal risk; (6) systemic risk; and (7) settlement risk.**

Any person subscribing for Shares must be able to bear the risks involved and must meet the Fund's suitability requirements.

Alternative investment funds in general, and the Fund in particular, may not be suitable for many investors.

The Fund has no performance history. No assurance can be given that the Fund's investment objectives will be achieved.

Among the risks which prospective investors should note are the following:

- **The Fund is newly-formed and has no operating history.**

• As a "feeder fund," the Fund will incur additional expenses (estimated at approximately 2.07% of the Fund's average Net Asset Value per year) to which the ACL Alternative Fund is not subject.

• The Fund is speculative and involves a substantial degree of risk.

• The ACL Alternative Fund allocates capital to multiple Trading Advisors. The multi-manager approach involves potentially material opportunity costs as well as a "layering" of advisory fees.

• The Fund's performance may be volatile.

• Shares may only be transferred with the Directors' consent.

• The Fund will be subject to substantial fees and expenses, which will offset trading profits.

SEE "RISK FACTORS."

UBS Financial Services Inc. does not accept any responsibility for the information set forth in this Memorandum, all of which have been developed and furnished by the Investment Manager. The Principal Distributor has conducted due diligence on the Investment Manager and the ACL Alternative Fund but has not independently verified any of the information provided by them. In investing in the Fund, prospective investors must rely on the disclosures made by the Investment Manager, the ACL Alternative Fund and the Fund, not any UBS entity.

PERFORMANCE OF THE ACL ALTERNATIVE PORTFOLIO

The following are the monthly rates of returns of the USD A share class of the ACL Alternative Portfolio. For the period Dec 2000 until 30th Jan 2002, the performance figures are for the ACL Alternative Program. On 4th Jan 2002, a fund was established, and the performance figures from 31st January 2002 relate to the ACL Alternative Fund.

The Fund will invest substantially all of its capital in the ACL Alternative Fund.

	2000	2001	2002	2003	2004	2005	2006
Jan.		-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%
Feb.		2.4%	-2.5%	8.5%	7.1%	0.2%	-2.9%
Mar.		6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%
Apr.		-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%
May		0.1%	-1.4%	7.2%	-2.4%	2.6%	-0.6%
Jun.		-1.6%	10.5%	-4.8%	-4.3%	3.8%	-2.9%
Jul.		2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%
Aug.		5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%
Sept.		7.0%	5.5%	-1.0%	2.1%	2.7%	-
Oct.		9.7%	-7.2%	2.7%	1.3%	-1.7%	-
Nov.		-11.5%	-1.7%	1.2%	1.7%	7.9%	-
Dec.	8.8%	0.0%	6.9%	6.0%	-0.4%	0.9%	-
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	8.0%

Past results are not indicative of future performance.

The foregoing are not the results of the Fund, but rather of the ACL Alternative Fund in which the Fund will invest substantially all of its assets.

The Fund will underperform the ACL Alternative Fund due to: (i) not all of the Fund's assets being invested in the ACL Alternative Fund (a cash reserve being maintained for operational purposes); (ii) the Fund's operating and administrative expenses; and (iii) the Distribution Fee (2.0% per annum). Due to these costs, the Principal Distributor anticipates that the Fund will underperform the ACL Alternative Fund by approximately 2.07% a year — so that, for example, in 2003 when the ACL Alternative Fund's return was 15.3%, the Fund would have returned approximately 13.23%.

ISSUE OF SHARES

The Fund is authorised to issue 10,000,000 Shares of USD0.001 par value each. There is one share class authorised and shares for this share class will be issued in USD. All Shares of the same share class will have the same New Asset Value per Share.

Investment is confined to Eligible Investors. No new subscription may be accepted into the Fund until the subscriber has signed the declaration contained in the Subscription Agreement (attached hereto). An applicant is required to represent that he is an Eligible Investor at the time of subscription and to confirm that the application is made on the terms of this Memorandum.

Unless otherwise agreed with the Directors, the minimum subscription amount for each investor proposing to invest in the Fund shall not be less than USD50,000. The amounts of subsequent subscriptions from investors who have already subscribed the minimum subscription amount are unrestricted (provided that subsequent subscriptions are not less than USD25,000).

Share Issues

An initial offer of Shares will take place on 2nd January 2007, or such other date agreed by the Directors. During the initial offer, Shares in the Fund will be offered to investors at an initial price per Share of USD100. Thereafter, Shares will be offered on each Dealing Day at the Subscription Price (as outlined below).

Further issues of Shares shall only take place on Dealing Days at the Subscription Price calculated as at the relevant Valuation Day. The Subscription Price for Shares is the Net Asset Value per Share plus a placement fee, if any. The placement fee will be an amount not exceeding two per cent (2%) of the amount to be subscribed in the Fund, rounded upwards to the nearest cent. Any placement fee levied shall be payable to and shall be for the sole benefit and account of the Fund and/or any placing agents appointed in respect of the placing of Shares of the Fund. The Directors reserve the right to reduce or waive the placement fee and may distinguish between applicants for Shares accordingly.

Shares will be issued in registered form, and Shareholders will receive contract notes confirming the purchase of Shares. Fractional Shares (to three decimal places) will be issued. The Registrar and Transfer Agent shall be responsible for maintaining the Fund's register of Shareholders in which all issues, redemptions and transfers of Shares will be recorded. The register of Shareholders shall be available for inspection at the registered office of the Registrar and Transfer Agent during normal business hours.

A Subscription Account for subscriptions to the Fund will be opened by the Registrar and Transfer Agent in the name of the Fund. Any monies received by the Fund prior to a Dealing Day will be received by the Registrar and Transfer Agent and credited to the Subscription Account. Any interest earned on monies in the Subscription Account will be for the benefit of the Fund and not the subscriber.

Applications for Shares should be made in writing (by letter or by facsimile) to the Registrar and Transfer Agent by completing the attached Subscription Agreement, the original of which should be delivered to the Registrar and Transfer Agent.

Applications received by the Registrar and Transfer Agent up to 12pm (New York time) 5 Business Days prior to the relevant Dealing Day will be dealt with on that Dealing Day (provided that settlement for the subscription has also been received by that date). Any applications received thereafter will be dealt with on the next succeeding Dealing Day. Contract notes will normally be issued within five Business Days of the Dealing Date, provided all original documentation required by the Registrar and Transfer Agent has been received.

Settlement for subscriptions is detailed in the Subscription Agreement for the Fund.

REDEMPTIONS OF SHARES

Formatted: Highlight

Shares may be redeemed on a Dealing Day, at a Shareholder's option, provided the Shareholder gives notice to the Registrar and Transfer Agent by 12pm (New York time) 5 Business Days prior to the Dealing Day. Shares will be redeemed at their Net Asset Value as of the relevant redemption date.

No redemption charges will apply.

Subject to the prior receipt of the correct original documentation, the full redemption proceeds will generally be dispatched in dollars within ten Business Days of the Dealing Day on which the redemption is effected, by telegraphic transfer to the bank account designated by the Shareholder.

In the event that a redemption of part of a Shareholder's Shares leaves such Shareholder holding Shares with a Net Asset Value less than USD50,000, the Directors may redeem the remainder of such Shareholder's Shares.

If the number of Shares requested to be redeemed on any Dealing Day is equal to one-tenth or more of the total number of Shares in issue or on such Dealing Day, the Directors may in their absolute discretion refuse to redeem any Shares in excess of one-tenth of the total number of Shares then in issue (the "Gate"). If the Directors do so limit redemptions, the redemption requests on such Dealing Day will be reduced rateably in accordance with the amount of each such request. Redemption requests which have been rateably reduced due to the Gate which are not revoked will be treated as if such request had been made in respect of each subsequent Dealing Day until all the Shares to which the original redemption request related have been redeemed. Redemption requests which have been carried forward from an earlier Dealing Day will (subject always to the foregoing limits) be met prior to later submitted redemption requests as of subsequent Dealing Days.

Alternatively, if the number of Shares to be redeemed on any Dealing Day exceeds the Gate, the Fund may, at the discretion of the Directors and with the consent of the relevant Shareholders, satisfy the applicable redemption requests by transfer to those Shareholders of assets of the Fund *in specie* to which the following provisions shall apply. Subject as hereinafter provided, the Fund shall transfer to each Shareholder that proportion of the assets of the Fund which is then equivalent in value to the shareholding of the Shareholders then requesting the redemption of their Shares but adjusted as the Directors may determine to reflect the liabilities of the Fund PROVIDED ALWAYS that the nature of the assets and the type of assets to be transferred to each Shareholder shall be determined by the Directors on such basis as the Directors in their sole discretion shall deem equitable and not prejudicial to the interests of the remaining Shareholders holding Shares, and for the foregoing purposes the value of assets shall be determined on the same basis as used in calculating the Redemption Price of the Shares being so redeemed.

Suspension of Redemptions

The right of any Shareholder to require the redemption of Shares will be temporarily suspended during any period when the calculation of the Net Asset Value per Share of the Fund is suspended by the Fund in the circumstances set out under "Net Asset Value." Priority requests for redemption may be reduced in the event of a suspension of redemptions.

Compulsory Redemption

At any time the Fund may, by giving not less than four nor more than twelve weeks' notice (expiring on a Dealing Day) to all Shareholders in the Fund, redeem at the Redemption Price on such Dealing Day all (but not some) of the Shares in the Fund not previously redeemed.

If it shall come to the notice of the Directors or if the Directors shall have reason to believe that any Shares are owned directly or beneficially by a Restricted Person, or any person who, otherwise than as a result of depreciation in the value of his holding, holds Shares in value less than such amount determined by the Directors from time to time, the Directors shall be entitled to give notice (in such form as the Directors deem appropriate) to such person requiring him to transfer such Shares to a person who is qualified to own the same or to request in writing the redemption of such Shares.

If any person upon whom such notice is served as aforesaid does not, within 30 days after such notice has been served, transfer such Shares or request in writing the Fund to redeem the Shares, he shall be deemed forthwith upon the expiration of the said 30 days to have so requested the redemption of all his Shares the subject of such notice.

Form and Transfer of Shares

The Shares are uncertified, book-entry securities represented on issue by entry in the Register.

Registered Shares may be transferred by written instrument in a form acceptable to the Registrar and Transfer Agent. A transfer of Shares will not be registered if, in consequence of such transfer, the transferor would hold a number of Shares in value less than such amount as the Directors may determine from time to time. Any transferee that is a new investor in the Fund

will be required to complete a Subscription Agreement and to provide the same information, representations and warranties to the Fund and the Registrar and Transfer Agent as are required from any applicant for Shares. No transfer shall be deemed to be effective until the name of the transferee has been entered in the Shareholder's register. All transfers require the approval of the Directors of the Fund.

NET ASSET VALUE

The Bye-Laws provide for the Net Asset Value of the Fund to be calculated as at each Valuation Day, under the supervision of the Directors. The Directors have delegated the calculation of the Net Asset Value of the Fund to the Administrator.

The Net Asset Value and the Net Asset Value per Share will be calculated in USD. The value of assets and liabilities denominated in currencies other than USD will be converted to USD at rates quoted by independent sources.

The Administrator will calculate the Net Asset Value of the Fund, and the Net Asset Value per Share as at each Valuation Day. The Net Asset Value of the Fund is calculated by deducting the Fund's liabilities from the value of the Fund's assets as at close of business on the Valuation Day. The Net Asset Value per Share is calculated as at each Valuation Day by dividing the Net Asset Value of the Fund by the number of Shares in the Fund in issue on the relevant Valuation Day and rounding the result to the nearest cent.

(a) In calculating the net asset value for listed investments the Administrator (as delegate of the Directors) relies upon quotations provided by brokers or such other pricing service selected by the Administrator. Where the relevant prices or quotations are not available, currencies or other instruments are valued in the reasonable good faith judgement of the Administrator based on quotations furnished by dealers or market makers, as obtained by the Investment Manager or the Administrator.

(b) Cash and other liquid assets will be valued at their face value with interest accrued, where applicable, as at close of business on the relevant Valuation Day;

(c) Shares in ACL Alternative Fund will be valued by reference to the latest available net asset value per share of ACL Alternative Fund;

(d) any value expressed otherwise than in USD (whether of an investment or cash) shall be converted into USD at the rate (whether official or otherwise) which the Administrator deems appropriate in the circumstances;

In the event of it being impossible or incorrect to carry out a valuation of a specific asset in accordance with the valuation rules set out in paragraphs (a) to (d) above, or if such valuation is not representative of the asset's fair market value, the Administrator is entitled to use other generally recognised valuation principles in order to reach a proper valuation of that specific asset, provided that any alternative method of valuation is approved by the Directors.

In calculating the Net Asset Value of the Fund, appropriate provisions will be made to account for the charges and fees charged to the Fund as well as accrued income on the Fund's investments.

In calculating the Net Asset Value, neither the Directors nor the Administrator shall be liable for any loss suffered by the Fund or any Shareholder by reason of any error in the calculation of the Subscription or Redemption Prices resulting from any inaccuracy in the information provided by

any pricing service. Under no circumstances will the Directors, the Investment Manager, the Administrator, any authorised agent of any of them, or any individual associated with any of them, incur any liability or responsibility for any determination made or other action taken or omitted by them in good faith.

The Directors may, at any time and from time to time, temporarily suspend the calculation of the Net Asset Value of the Fund and the issue and Redemption of Shares in any of the following instances:-

(a) during any period (other than ordinary holiday or customary weekend closings) when any market or Recognised Exchange is closed and which is the main market or Recognised Exchange for a significant part of the investments of the ACL Alternative Fund, or in which trading thereon is restricted or suspended;

(b) during any period when an emergency exists as a result of which disposal by the Fund of investments which constitute a substantial portion of the assets of the Fund is not practically feasible; it is not possible to transfer monies involved in the acquisition or disposition of investments at normal rates of exchange; or it is not practically feasible for the Administrator fairly to determine the value of any investments of the Fund;

(c) during any breakdown in the means of communication normally employed in determining the price of a significant portion of the investments of the Fund or of current prices on any market or Recognised Exchange;

(d) when for any reason the prices of a significant portion of investments of the Fund cannot be reasonably, promptly or accurately ascertained;

(e) during any period when remittance of monies which will or may be involved in the realisation of or in the payment for any of the investments of the Fund cannot, in the opinion of the Directors, be carried out at normal rates of exchange;

(f) when a notice of a general meeting of the Fund has been circulated to Shareholders at which the winding up of the Fund is to be considered; or

(g) during any period when the calculation of the net asset value of the ACL Alternative Fund is suspended.

Notice of any such suspension and notice of the determination of any such suspension shall be given immediately to Shareholders if, in the opinion of the Directors, it is likely to exceed fourteen (14) days and will be notified to applicants for Shares or to Shareholders requesting the Redemption of Shares at the time of application or filing of the written request for such Redemption. Where possible, all reasonable steps will be taken to bring any period of suspension to an end as soon as possible.

MANAGEMENT AND ADMINISTRATION OF THE FUND

Directors

The address of the Directors is the registered office of the Fund. All the Directors of the Fund act in a non-executive capacity. All directors meetings will be held in Bermuda (or other countries outside the US and Ireland) and all decisions of the Directors will be made in Bermuda (or in other countries outside the US and Ireland).

The Board of Directors is responsible for managing the business affairs of the Fund in accordance with the Bye-Laws. The Directors may delegate certain functions to the Investment Manager, the Registrar and Transfer Agent and the Administrator and other parties subject to supervision and direction by the Directors.

The Directors of the Fund, none of whom has or is proposed to have an employment service contract with the Fund, are listed below with their principal occupations.

Anthony Gannon (Irish)

Mr. Gannon graduated from University College Dublin in 1988 with a Bachelor of Commerce Degree and a Masters in Finance. He has over 18 years investing experience and has developed extensive knowledge of the alternative investment industry. Mr. Gannon is registered as an Associated Person with the National Futures Association.

From 1988 to 1993, he traded with Gandon Securities, one of the first European managed futures investment managers. In 1993 he and three others formed Allied Irish Capital Management (AICM) in conjunction with AIB, Ireland's largest bank. AICM operated, in effect, as an internal multi-manager, with assets allocated to Mr. Gannon and several other traders and systems.

In 2000, Mr. Gannon resigned from AICM to found Abbey Capital Limited with the intention of creating a multi-manager investment house. He is the majority shareholder, Chief Executive Officer and a director of Abbey Capital.

Nicholas Hoskins (British, resident in Bermuda)

Mr. Hoskins is a partner in the corporate department of Wakefield Quin. In 1997, he joined Hector Wakefield Dwyer & Pettingill, which subsequently merged its legal practice with M.L.H. Quin & Co. to form Wakefield Quin. Mr. Hoskins was called to the English Bar in 1992 and he is a member of the Middle Temple, London, as well as the Bermuda Bar Association.

Roderick Forrest (Scottish, resident in Bermuda)

Mr. Forrest is a corporate attorney practicing in Bermuda with Wakefield Quin (formerly M.L.H. Quin & Co.), a Bermuda law firm which specializes in international commerce, where he is Senior Corporate Counsel. Mr. Forrest qualified as a solicitor in Scotland in 1990 after which he

joined the Legal Services Division of the Bank of Scotland. In 1996, he joined M.L.H. Quin & Co. practicing company and commercial law, on matters including mutual funds, limited partnerships, banking, finance and trusts. Mr. Forrest currently holds directorships with a number of international companies. He is a member of the Law Society of Scotland and the Bermuda Bar Association.

The Bye-Laws do not stipulate a retirement age for Directors and do not provide for retirement of Directors by rotation.

The Bye-Laws provide that, so long as the nature of their interest is or has been declared at the earliest opportunity, a Director or prospective Director may enter into any contract with the Fund and such contract or arrangement shall not be liable to be avoided and the Director concerned shall not be liable to account to the Fund for any profit realized by any such contract or arrangement by reason of their holding of that office or the fiduciary relationship so established and may hold any other office or place of profit with the Fund (except that of Auditor) in conjunction with the office of Director on such terms as to the tenure of office and otherwise as the Directors may determine.

The Bye-Laws provide that the Fund shall indemnify each of its Directors against any liability (including legal expenses) suffered or incurred by such a Director arising out of the performance of his duties save in respect of any negligence, default, breach of duty or breach of trust of the Director.

Except as discussed herein, none of the Directors has an existing or proposed service contract with the Fund, and no Director has any interest either direct or indirect in the Shares of the Fund, including qualification shares, nor does any Director have any interest in any transaction that is either unusual in its nature or significant to the business of the Fund and which is either outstanding or has been entered into by the Fund since its incorporation.

The Directors of the Fund do not currently receive any compensation for their services, however under the Fund's bye-laws, the Directors are entitled to such remuneration as shall be agreed by the Directors and shall be deemed to accrue from day to day. The Directors and any alternate Directors may also be paid all traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings or class meetings of the Fund or in connection with the business of the Fund.

The Directors may exercise all the powers of the Fund to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and may issue bonds, notes, debentures, debenture stock and other securities whether outright or as security for any debts.

THE INVESTMENT MANAGER

Abbey Capital Limited has been appointed to act as Investment Manager of the Fund pursuant to the Investment Management Agreement. Subject to the overall supervision of the Directors and to the Fund's investment objectives, policies and restrictions, the Investment Manager will have discretion to manage the investment and re-investment of the Fund's assets.

Background

Abbey Capital is an international alternative investment advisor established to provide professional advice to, and manage funds on behalf of, high net worth individuals and financial institutions. Abbey Capital's objective is to become a leading investment house dedicated to delivering superior risk-adjusted investment returns to clients at competitive fee levels.

Abbey Capital Limited is an Irish limited company and is based in Dublin, Ireland. The offices are located at 1-2 Cavendish Row, Dublin 1.

Abbey Capital was authorised by the Irish Financial Services Regulatory Authority (financial services arm of the Central Bank of Ireland) in November 2000 to act as an Investment Business Firm (under Section 10 of the Investment Intermediaries Act 1995). Abbey Capital is also registered as a Commodity Trading Advisor and a Commodity Pool Operator with the U.S. Commodity Futures Trading Commission (September 2000), and is a member of the U.S. National Futures Association.

Abbey Capital currently (July 2006) manages in excess of USD500 million in assets on a multi-manager basis.

In its role as Investment Manager, Abbey Capital may from time to time seek the advice of or recommendation of any advisor, analyst, consultant or other suitably qualified person to assist them in the performance of its duties under the Investment Management Agreement ("IMA") provided that the liability of the Investment Manager under the IMA shall not be in any way affected or impaired thereby.

THE ADMINISTRATOR

The Directors have appointed DPM Mellon L.L.C to act as administrator pursuant to the Administration Agreement. The Administrator will have the responsibility for the administration of the Fund's affairs including the calculation of the Net Asset Value and preparation of the accounts of the Fund, subject to the overall supervision of the Directors.

The Administrator was incorporated in Delaware, USA as a limited liability company on 1 October 1984.

Through its main office in Somerset, NJ, USA and through subsidiaries in locations including the Cayman Islands and the Bahamas, DPM Mellon LLC has been engaged in the servicing of offshore funds for over 10 years.

The Administration Agreement provides that the appointment of the Administrator will continue in force unless and until terminated by either party giving to the other not less than 90 days written notice, although in certain circumstances the Administration Agreement may be terminated forthwith by notice in writing by either party to the other. The Administration Agreement contains indemnities in favour of the Administrator other than matters arising by reason of its fraud, negligence or wilful default in the performance of its duties and obligations, and provisions regarding the Administrator's responsibilities.

THE CORPORATE SECRETARY AND BERMUDA REGISTRAR AND THE REGISTRAR AND TRANSFER AGENT

The Fund has appointed M.Q. Services Limited as Corporate Secretary and Bermuda Registrar, to provide corporate secretarial services to, and to perform registrar and transfer agency services for, the Fund, including services of a company secretary and a director, provide the registered office and maintain the corporate books and records of the Fund and provide other corporate governance services in compliance with Bermuda law. The Corporate Secretary and Bermuda Registrar will maintain in Bermuda copies of the Register and such information relating to the Fund and the Shareholders in the Fund as is provided to it from time to time by the Registrar and Transfer Agent.

The Corporate Secretary and Bermuda Registrar, in turn, delegated the registrar and transfer agency functions to Daiwa Europe Fund Managers Ireland Limited pursuant to the Registrar and Transfer Agent Agreement.

The Registrar and Transfer Agent has responsibility for accepting and processing applications for Shares and Redemptions and transfer of Shares and maintains and safeguards the Register of Shareholders. The Registrar and Transfer Agent will also provide safe custody for, and control of, the Fund's assets. The Registrar and Transfer Agent will operate a cash deposit account, into which subscription monies will be paid, and from which all payments will be made.

The Registrar and Transfer Agent Agreement provides that the appointment of the Registrar and Transfer Agent will continue in force unless and until terminated by either party giving to the other not less than 90 days written notice, although in certain circumstances the Registrar and Transfer Agent Agreement may be terminated forthwith by notice in writing by either party to the other. The Registrar and Transfer Agent Agreement contains indemnities in favour of the Registrar and Transfer Agent other than matters arising by reason of its wilful default, bad faith, fraud, recklessness or negligence in the performance of its duties and obligations, and provisions regarding the Registrar and Transfer Agent's responsibilities.

PRINCIPAL DISTRIBUTOR

The Fund has appointed UBS Financial Services Inc. as Principal Distributor pursuant to the Distribution Agreement. The Distribution Agreement provides for UBS Financial Services Inc to act as principal distributor and marketer of the Shares. The Principal Distributor Agreement may be terminated on 30 days' notice by either party. UBS Financial Services Inc will be responsible for

distributing the Shares in accordance with this Memorandum and other marketing material prepared by itself and approved by the Fund, or prepared by the Fund.

CONFLICTS OF INTEREST

The following inherent or potential conflicts of interest should be considered by prospective investors before investing in the Fund:

The Directors, the Investment Manager, the Administrator, the Registrar and Transfer Agent and their respective affiliates, officers and shareholders, employees and agents (collectively the "Parties") are or may be involved in other financial, investment and professional activities which may on occasion cause conflict of interest with the management of the Fund. These include the management of other funds, purchases and sales of securities, investment and management counselling, brokerage services and serving as directors, officers, advisers or agents of other funds or other companies, including companies in which the Fund may invest. The Parties will use reasonable endeavours to ensure that the performance of their respective duties will not be impaired by any such involvement that they might have.

In particular, it is envisaged that the Investment Manager may be involved in advising or managing other investment funds which may have similar or overlapping investment objectives to or with the Fund. Each of the Parties will respectively ensure that the performance of their respective duties will not be impaired by any such involvement that they may have and that any conflicts which may arise will be resolved fairly.

The Directors of the Fund may under the Bye-Laws of the Fund issue one or more different Class(es) of Shares to Shareholders. Each Class may have different fees payable. Such arrangements will be entered into by the Fund on the basis that all Shareholders will benefit from the economies of scale which the Fund will experience by increasing its Net Asset Value through subscription for Shares.

Each prospective Shareholder and each Shareholder in subscribing for and in holding Shares agrees that such agreement will not be treated as affecting their rights as Shareholders.

The Directors shall ensure that any conflict of interest involving any of the Parties shall be resolved fairly and in the interests of Shareholders.

FEES AND EXPENSES

The Fund will pay the fees and expenses of the Administrator, the Registrar and Transfer Agent and the Investment Manager as described below. In addition, the Fund will pay an annual Distribution Fee to the Principal Distributor and will also pay certain other costs and expenses incurred in its operation as set out below.

Organizational Capital

The Fund will pay certain costs and expenses incurred in its operation, including, without limitation, taxes, expenses for legal, auditing and consulting services, promotional expenses, registration fees, to include all fees in connection with obtaining advance treaty clearances from tax authorities in any jurisdiction for the Fund, and other expenses due to supervisory authorities in various jurisdictions, insurance, interest, brokerage costs and all professional fees and expenses incurred in connection therewith and the cost of the publication of the Net Asset Value of the Fund. The Fund will also pay in relation to the placing costs, charges and expenses (including the fees of the legal advisers) in relation to the preparation of the Memorandum and all other documents and matters relating to or concerning the Placing and any other fees, charges and expenses on the creation and issue of the Shares. The Fund will pay the costs of obtaining and maintaining a listing of the Shares on any Recognised Exchange. The Bye-Laws provide that the Directors and any alternate Directors may be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any other meetings in connection with the business of the Fund.

The Fund will also be responsible for all operating and extraordinary expenses which may be incurred from time to time.

Transaction Costs

Banks, brokers and dealers retained to execute transactions will be paid brokerage commissions and applicable fees (in accordance with normal commercial rates) on transactions entered into by the Fund.

Registrar and Transfer Agent, Administrator and Secretarial Services

The Fund will pay USD25 per transaction on the share register (including subscriptions, redemptions, and transfers) to the Registrar and Transfer Agent and USD1,000 per month to the Administrator for the calculation of the Net Asset Value and preparation of accounts. These fees will accrue daily and will be paid monthly in arrears. The Fund will pay the Corporate Secretary and Bermuda Registrar an annual fee of USD5,500 for secretarial services, which covers the services of the Directors.

The Fund will also be responsible for out of pocket expenses incurred by the Administrator, the Registrar and Transfer Agent, the Corporate Secretary and Bermuda Registrar for the benefit of the Fund.

As a shareholder of ACL Alternative Fund, the Fund will be required to pay its pro-rata share of the various fees and expenses of ACL Alternative Fund (memorandum available on request), including brokerage commissions, organisation and offering expenses, administrative expenses, audit, legal etc.

Investment Manager's Fee

There are no investment management fees or incentive fees at Fund level, but as a class A shareholder of ACL Alternative Fund, the Fund will pay its pro-rata share of the Management and Incentive Fees paid by ACL Alternative Fund to the Investment Manager.

The A Share Class of ACL Alternative Fund pays an annual Management Fee based on the Net Asset Value of ACL Alternative Fund as of each Valuation Day payable monthly in arrears at a rate of 0.75% per cent per annum of the Net Asset Value of ACL Alternative Fund.

The A Share Class of ACL Alternative Fund also pays to the Investment Manager an incentive fee for each calendar quarter equal to 7.5% of Net New Investment Profit (as defined below) for the quarter. The Investment Manager will not receive any additional fees for acting as trading advisor to the Fund or ACL Alternative Fund.

"Net New Investment Profit" means the increase in ACL Alternative Fund's Net Asset Value of the applicable class outstanding in respect of each calendar quarter, prior to the deduction of the Investment Managers incentive fee and subject to a high water mark. The use of a high water mark (as described below) ensures that investors will not be subject to an incentive fee until any previous losses are recovered.

The incentive fee will be accrued and taken into account in the calculation of the Net Asset Value per Share on each Valuation Day. In the event that a Shareholder redeems Shares prior to the end of a calendar quarter, an amount equal to any accrued but unallocated incentive fee in respect of such Shares will be deducted from the redemption proceeds and such accrued incentive fee will be reallocated to the Fund promptly thereafter. The incentive fee in respect of each calendar quarter will be calculated by reference to the net asset value before the deduction of any accrued incentive fee.

The ACL Alternative Fund operates equalisation and this will apply to all investments made by the Fund in the ACL Alternative Fund. The incentive fee calculation in respect of the ACL Alternative Fund is computed by operating an equalization accounting system which ensures that each share is charged an incentive fee that equates to that share's performance. This structure ensures that any incentive fee paid to the Investment Manager is charged only on those shares that have appreciated in value and ensures that all shares within the same class have the same net asset value per share. Where shares are subscribed at a time when the net asset value per share is less than the high water mark, these new investors will pay a depreciation deposit and no incentive fee will be accrued for existing shareholders until the high water mark has been recovered. The high water mark is the greater of (i) the highest net asset value per share on the last day of any calendar quarter and (ii) the initial issue price for the shares adjusted to take account of any distributions made. Where shares are purchased at a time when the net asset value

per share is greater than the high water mark the prospective shareholder is required to pay an additional sum equal to the accrual then in place per share in respect of the incentive fee.

Principal Distributor

The Principal Distributor may receive a placement fee of up to 2% on all sales of the Shares. Each subscriber will be informed of the placement fee attributable to such subscriber's Shares prior to committing to acquiring such Shares. Placement fees will be paid in addition to the subscription amount.

The Fund will pay the Principal Distributor an ongoing Distribution Fee equal to 2% of the average month-end Net Asset Value of the Fund, accrued and payable monthly in arrears.

Minimum Amount

The minimum amount which in the opinion of the Directors must be raised in respect of the Shares to provide for matters set out in section 28 of the Companies Act 1981 of Bermuda is USD3,000,000. If this minimum amount is not raised by the Closing Date, the Directors reserve the right to terminate the offer, and all monies received by the Fund from the applicants will be returned to the source from which they were received.

Accounts and Information

The Fund's financial year end is December 31. The accounts of the Fund will be made up in terms of US Dollars and prepared in accordance with US Generally Accepted Accounting Principles. Annual reports and audited accounts of the Fund will be sent to the National Futures Association within 90 days of year end, and to Shareholders (by email unless otherwise requested) within four months from the end of the period to which they relate. Un-audited half yearly reports will also be sent to Shareholders (by email unless otherwise requested) within three months of the end of the six-month period ending on June 30 in each year. Quarterly reports will be sent to Shareholders (by email unless otherwise requested) within 30 days of the period to which they relate. Audited information will be sent on request to prospective investors.

In addition, the Net Asset Value per Share as calculated on each Dealing Day will be available from the Administrator (and may also be available on such websites and/or published in such newspapers as the Directors may instruct the Administrator).

RISK FACTORS

An investment in the Fund is speculative, involves a high degree of risk and is suitable only for persons who are able to assume the risk of losing their entire investment. Prospective investors in the Fund are expected to be aware of the substantial risks of investing in the highly speculative field of futures trading. Those who are not generally familiar with such risks are not suitable investors and should not consider investing in the Fund. The Investment Manager wishes to emphasize the following particular risk factors relating to a purchase of Shares.

Risk of Loss

An investor may incur significant losses on an investment in the Fund. The Investment Manager cannot provide any assurance that investors will not lose all or substantially all of their investment.

Past Performance Records

Although the Investment Manager has significant experience managing futures and foreign exchange funds, the Fund itself has no track record. With regard to the performance of the ACL Alternative Fund PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

In reviewing the past performance record of the ACL Alternative Fund, prospective investors should note that the returns recognized by any given investor are materially affected by when that investor invested in the Fund.

Feeder Fund

The Fund is a "feeder fund" which will invest substantially all of its assets in ACL Alternative Fund. The Fund, while subject to additional fees, will be wholly dependent for its success on the services of the ACL Alternative Fund.

Futures and Forward Contract Trading Is Volatile

Trading in the futures and forward markets typically results in volatile performance. Several occasions in the recent past have witnessed sudden and major reversals in these markets, resulting in major losses for traders. The performance record of the funds managed by the Investment Manager have exhibited a considerable degree of volatility.

Highly Leveraged Trading

The low margin deposits normally required in futures and forward trading permit an extremely high degree of leverage. The ACL Alternative Fund may frequently hold positions with a gross value several times in excess of the ACL Alternative Fund's Net Assets. Consequently, even a slight movement in the prices of its open positions could result in significant losses.

Multi-Trading Advisor Approach

The ACL Alternative Fund allocates capital to a number of Trading Advisors, each of which implements a different strategy trading independent of the other Trading Advisors. In addition, the Trading Advisors will each calculate their incentive compensation based on their individual performance, irrespective of the overall performance of the Fund. The multi-manager approach of the ACL Alternative Fund involves material opportunity as well as out-of-pocket costs.

The ACL Alternative Fund allocates and reallocates capital to multiple managers. This investment approach involves substantial opportunity costs, as certain Trading Advisors will be incurring losses while others trading profitably. If the Trading Advisors hold offsetting positions, the Fund itself cannot recognize any profits from the same positions, although significant brokerage commissions and advisory fees will be due.

Despite the opportunity costs of the multi-manager strategy, there can be no assurance, particularly in disrupted markets, that the multi-manager strategy will be successful in controlling risk.

Markets May Be Illiquid or Disrupted

Most United States futures exchanges limit fluctuations in some futures contract prices during a single day by regulations referred to as "daily limits." During a single trading day no trades may be executed in such contracts at prices beyond the daily limit. Once the price of a futures contract has increased or decreased to the limit point, positions can be neither taken nor liquidated. Futures prices have occasionally moved to the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent the ACL Alternative Fund from promptly liquidating unfavorable positions and subject the Fund to substantial losses. Also, the U.S. Commodity Futures Trading Commission (the "CFTC") or exchanges may suspend or limit trading. Trading on non-United States exchanges may also be subject to price fluctuation limits and are otherwise subject to periods of significant illiquidity. Trading in the forward currency markets is not subject to daily limits, although such trading is also subject to periods of significant illiquidity.

Failure of Brokerage Firms and Forward Market Participants

The U.S. Commodity Exchange Act, as amended (the "CEA"), requires a clearing broker to segregate all funds received from such broker's customers in respect of futures (but not forward) transactions from such broker's proprietary funds. If any of the ACL Alternative Fund's commodity brokers were not to do so to the full extent required by law, or in the event of a substantial default by one or more of such broker's other customers, the assets of the Fund might not be fully protected in the event of the bankruptcy of such broker. Furthermore, in the event of such a bankruptcy, the ACL Alternative Fund would be limited to recovering only a *pro rata* share of all available funds segregated on behalf of the affected commodity broker's combined customer accounts, even though certain property specifically traceable to the ACL Alternative Fund (for example, United States Treasury bills or cash deposited by the ACL Alternative Fund with such broker) was held by such broker. Commodity broker bankruptcies have occurred in

which customers were not able to recover from the broker's estate the full amount of their funds on deposit with such broker and owing to them. Commodity broker bankruptcies are not insured by any governmental agency, and investors would not have the benefit of any protection such as that afforded customers of bankrupt securities broker-dealers by the U.S. Securities Investors Protection Corporation.

In respect of its forward trading, the ACL Alternative Fund will be subject to the risk of the inability or refusal to perform with respect to such contracts on the part of the principals or agents with or through which the ACL Alternative Fund trades. Any failure or refusal to discharge their contractual obligations by the counterparties with which the ACL Alternative Fund deals on the forward markets, whether due to insolvency, bankruptcy or other causes, could subject the ACL Alternative Fund to substantial losses. The ACL Alternative Fund will not be excused from performance under any forward contracts into which it has entered due to defaults under other forward contracts which in the Investment Manager's strategy were to have substantially "covered" the former. The ACL Alternative Fund deals in the forward markets only with major financial institution counterparties which the Investment Manager considers to be creditworthy. However, defaults have occurred in the forward markets, and the risk of such defaults cannot be eliminated from the ACL Alternative Fund's trading.

Certain Special Considerations Related to Forward Trading

None of the CFTC, the National Futures Association ("NFA"), futures exchanges or banking authorities currently regulate forward trading. Because a principal portion of the Fund's currency trading takes place in the forward markets, prospective investors must recognize that much of the Fund's activity takes place in unregulated markets rather than on futures exchanges subject to the jurisdiction of the CFTC or other regulatory bodies, and the responsibility for performing under a particular transaction rests solely with the counterparties to such transaction, not with any exchange or clearinghouse. This results in the risk that a counterparty may not settle a transaction with the Fund in accordance with its terms, because the counterparty is either unwilling or unable to do so (for example, because of a credit or liquidity problem affecting the counterparty), potentially resulting in significant loss. Funds on deposit with the currency forward counterparties with which the Fund trades are not protected by the same segregation requirements imposed on CFTC-regulated commodity brokers in respect of customer funds deposited with them. Although the Fund deals only with major financial institutions as currency forward counterparties, the insolvency or bankruptcy of a currency forward counterparty could subject the Fund to the loss of its entire deposit with such counterparty. The forward markets are well established. However, it is impossible to predict how, given certain unusual market scenarios, the unregulated nature of these markets might affect the Fund, and the recent events underlying the bankruptcy of Refco, Inc. and its related entities have underscored the risks of maintaining capital at unregulated entities.

Trading in Options

Where ACL Alternative Fund acquires securities on over-the-counter markets, there is no guarantee that ACL Alternative Fund will be able to realise the fair value of such securities due to their tendency to have limited liquidity and comparatively high price volatility.

The Trading Advisors have traded futures and forward options on behalf of the ACL Alternative Fund in the past and may trade such instruments in the future. Although successful options trading requires many of the same skills as successful futures and forward trading, the risks involved are somewhat different. For example, the assessment of near-term market volatility — which is directly reflected in the price of outstanding options — can be of much greater significance in trading options than it is in many long-term futures strategies. The use of options can be extremely expensive if market volatility is incorrectly predicted.

On execution of an option ACL Alternative Fund may pay a premium to a counterparty. In the event of the insolvency or bankruptcy of the counterparty, the option premium may be lost in addition to any unrealised gains where the contract is in the money.

Trading on Futures Exchanges Outside the United States

The Trading Advisors trade on futures exchanges outside the United States on behalf of the ACL Alternative Fund. Trading on such exchanges is not regulated by any United States government agency and may involve certain risks not applicable to trading on United States exchanges. For example, some non-U.S. exchanges, in contrast to United States exchanges, are "principals' markets" similar to the forward markets in which performance is the responsibility only of the individual member with whom the ACL Alternative Fund has entered into a futures contract and not of any exchange or clearing corporation. In such cases, the ACL Alternative Fund will be subject to the risk of the inability or refusal to perform with respect the individual member with whom the ACL Alternative Fund has entered into a futures contract. Trading on foreign exchanges involves the additional risks of expropriation, burdensome or confiscatory taxation, moratoriums, exchange or investment controls and political or diplomatic disruptions, each of which might materially adversely affect the ACL Alternative Fund's trading activities. In trading on foreign exchanges, the ACL Alternative Fund is also subject to the risk of changes in the exchange rates between the United States dollar and the currencies in which the foreign contracts are settled. Some emerging markets currently dictate that monies for settlement be received by a local broker a number of days in advance of settlement and that assets are not transferred until a number of days after settlement. This exposes the assets in question to risks arising from acts, omissions and solvency of the broker and counterparty risk for that period of time.

Shareholders' attention is drawn to the fact that the accounting and financial reporting standards, practices and disclosure requirements applicable to some of the countries in whose markets the ACL Alternative Fund may invest do not necessarily provide the same degree of shareholder protection and information to investors as would generally apply in more developed markets. The reliability of the trading and settlement systems in such markets and the liquidity of such markets may also not be equal to that available in more developed markets, which may result in delays in realising investments made by ACL Alternative Fund.

Investments may be made in markets located in countries which are exposed to the risks of political change or periods of political uncertainty which could also adversely affect the assets of the ACL Alternative Fund.

Substantial Charges to Fund

The Fund is obligated to pay substantial expenses regardless of whether it is profitable.

Trading Decisions Based on Technical Systems

Trading decisions of the Investment Manager are not determined by analysis of fundamental supply and demand factors, general economic factors or anticipated world events, but by technical trading systems involving trend analysis and other factors and the money management principles developed by the Investment Manager and its affiliates. The profitability of any trading system involving technical trend analysis depends upon the occurrence in the future of significant sustained price moves in at least some of the markets traded. Without such sustained price moves in at least some of the markets traded, the Investment Manager's trend-following systems are unlikely to produce profits and the Fund could suffer significant losses. The Investment Manager believes that investors should consider the Shares as a medium- to long-term investment (3 years or more) to permit the trading method to function over a significant period.

Discretionary Trading Advisor Selection

The Investment Manager's selection of a Trading Advisor will be made on a fully discretionary basis. Although the Investment Manager will make use of certain quantitative filters in its Trading Advisor selection, ultimately the decision of how to allocate the ACL Alternative Fund's capital will be made on the basis of the market judgment of the principals of the Investment Manager. Discretionary asset allocators may be less consistent over time and more prone to the effects of emotions and speculation than more systematic methods.

Possible Effects of Technical Trading Systems

There has been, in recent years, a substantial increase in interest in technical futures trading systems, particularly trend-following systems. As the capital under the management of trading systems based on the same general principles increases, an increasing number of traders may attempt to initiate or liquidate substantial positions at or about the same time as the Fund, or otherwise alter historical trading patterns or affect the execution of trades, to the significant detriment of the Fund.

Although the Fund is as likely to be profitable as unprofitable in up or down markets, there is some tendency for managed futures products — particularly those managed by systematic, trend-following advisors — to perform similarly during the same or approximately the same periods. Prospective investors must recognize that, irrespective of the skill and expertise of the Investment Manager, the success of the Fund may be substantially dependent on general market conditions over which the Investment Manager has no control.

In addition, there has been an increase in the use of trading systems employing counter-trend techniques that attempt to profit from the wide use of trend following systems by running stop points or otherwise. The increased use of such techniques could alter trading patterns the Investment Manager attempts to exploit to the detriment of the Fund.

Changes in Trading Method

The Trading Advisors of the ACL Alternative Fund may modify their trading methods without approval by or notice to Shareholders. Modifications may include changes in or substitution of technical trading systems, risk control overlays, money management principles and markets traded and introduction of non-technical factors and methods of analysis and non-trend-following technical systems and methods of analysis. The trading systems to be utilized by the Trading Advisors are proprietary and confidential.

Other Funds of the Investment Manager

The Investment Manager manages futures and forward accounts other than the Fund, including accounts in which the Investment Manager, its principals and employees have significant investments. The Investment Manager will not knowingly or deliberately use strategies for any fund that are inferior to those employed for any other fund or favor any fund over any other fund. No assurance is given, however, that the results of the Fund's investments will be similar to that of other funds concurrently managed by the Investment Manager or its affiliates.

Dependence on Key Personnel

The Investment Manager is dependent on the services of a limited number of key persons. The loss of any such persons could make it more difficult for the Investment Manager to continue to manage the Fund.

Limited Ability to Liquidate Investment in Shares

An investment in the Shares cannot be immediately liquidated by a Shareholder. Shares may be transferred only under limited circumstances and no market for Shares will exist at any time. A Shareholder can liquidate his investment through redemption of his Shares. A Shareholder may require the Fund to redeem all or a portion of his Shares as of the last day of any month on five days' written notice to the Registrar and Transfer Agent. Because notices of redemption must be submitted significantly in advance of the actual redemption date, the value received upon redemption may differ significantly from the value of the Shares at the time a decision to redeem is made. Furthermore, because redemptions are only permitted at month-end, investors are not able to select the value, or even the approximate value, at which they will redeem their Shares. The ACL Alternative Fund may acquire investments which are traded only over-the-counter. Accurately valuing and realising such investments or closing out positions in such investments at appropriate prices, may not always be possible.

Leverage

The ACL Alternative Fund may use leverage for their investments within the investment restrictions set out in the placement memorandum for that fund. However, during periods when a fund is leveraged, any event which may adversely affect the value of any investment could significantly affect the net assets of the ACL Alternative Fund, and hence the net assets of the Fund.

Substantial Redemptions

If there are substantial redemptions of shares in the ACL Alternative Fund, it may be more difficult for that fund to generate returns since it will be operating on a smaller asset base.

If there are substantial redemption requests within a limited period of time, it may be difficult for ACL Alternative Fund to provide sufficient funds to meet such redemptions without liquidating positions prematurely at an inappropriate time or on unfavourable terms.

Shareholders Will Not Participate in Management

Purchasers of Shares will not be entitled to participate in the management of the Fund or the conduct of its business. Such authority is vested solely in the Directors and the Investment Manager.

Possible Limitation on Deductibility of "Investment Advisory Fees"

Noncorporate investors may be required to treat the amount of any incentive profit shares as well as a portion of the brokerage commissions and other ordinary expenses of the Fund, as "investment advisory fees" which may be subject to substantial restrictions on deductibility for federal income tax purposes. Any such classification of these amounts could substantially increase the amount of the Fund's profits (if any) subject to tax. See "Federal Income Tax Aspects — Limited Deduction for Certain Expenses."

"Passive" Losses

Any income derived from the Fund's trading activities will constitute "Portfolio Income" or other income not from a passive activity, which means that losses resulting from a Shareholder's other passive activities cannot be offset against such income. See "Federal Income Tax Aspects — Treatment of Income and Loss Under the Passive Loss Rules."

Possibility of Tax Audit

There can be no assurance that the Fund's tax returns will not be audited by the Internal Revenue Service or that adjustments to such returns will not be made as a result of such an audit. Uncertainty concerning the federal tax status of the incentive fees paid to the Investment Manager may increase the likelihood that the Fund's returns will be audited by the Internal Revenue Service. If an audit results in an adjustment, Shareholders may be required to pay additional taxes, plus interest and possibly penalties and additions to tax. See "Federal Income Tax Aspects — Fund Audits."

Possible Changes in the Tax Code

In recent years, the United States federal income tax law has undergone repeated and substantial changes, a number of which have been materially adverse, or potentially materially adverse, to investment partnerships. It is impossible to predict what the effect of future changes in the Code, will be on an investment in the Fund. No ruling has been obtained from the U.S. Internal Revenue Service that the Fund or the ACL Alternative Fund will not be subject to U.S. taxation. If the Fund or the ACL Alternative Fund was subject to U.S. taxation, the tax consequences to Shareholders could be different to those described under "Taxation".

Statutory Regulation

Although the Fund and the Investment Manager are subject to regulation by the CFTC, the Fund is not registered under the U.S. Investment Company Act of 1940. Investors are, therefore, not accorded the protection provided by such legislation.

Future Regulatory and Market Changes

The regulation of the United States commodities markets has undergone substantial change in recent years, a process which is expected to continue. In addition, a number of substantial regulatory changes are pending or in progress in certain foreign markets. The effect of regulatory change on the Fund is impossible to predict but could be material and adverse.

Some concern has been expressed by various governmental authorities that the impact of speculative pools of capital, such as the Fund, on international currency trading is making it significantly more costly and difficult for central banks and governments to influence exchange rates. This and similar concerns could lead to pressure to restrict the access of speculative capital to these markets.

In addition to regulatory changes, the economic features of the markets to be traded by the ACL Alternative Fund have undergone, and are expected to continue to undergo, rapid and substantial changes as new strategies and instruments have been introduced. Furthermore, the number of participants, particularly institutional participants, in the futures and forward markets appears to have expanded substantially. There can be no assurance as to how the Trading Advisors of the ACL Alternative Fund will perform given the changes to, and increased competition in, the marketplace.

Cross Class Liability.

Although the assets and liabilities of each of the Fund's classes of Shares that have been or may, in the future, be created are, in effect, segregated into a separate sub-fund, investors should be aware of the special risk that the assets of any class may be applied to meet any claims by creditors of the Fund in circumstances in which the liabilities of a class exceed its assets. Thus the assets of a solvent class may be at risk with respect to, and may be used to satisfy the liabilities of, an insolvent class.

Absence of Secondary Market

Although it is expected that the Shares will be listed on the Bermuda Stock Exchange, no public market for the Shares is expected to develop after any listing. Consequently, shareholders will be able to dispose of their Shares only by means of redemption on a Dealing Day.

The foregoing list of Risk Factors does not purport to be a complete explanation of the risks involved in this offering. Potential investors should read the entire Memorandum before deciding to invest in the Fund.

TAXATION

This summary was written to support the marketing of Shares in the Fund. It is not intended to be used, and cannot be used, for the purpose of avoiding penalties that may imposed on an investment in the Fund. You are therefore urged to seek advice based on your particular circumstances from an independent tax advisor.

Introduction

The following is a summary of certain material federal income tax consequences of acquiring, holding and disposing of Shares. Because the federal income tax consequences of investing in the Fund will vary from investor to investor depending on each investor's unique federal income tax circumstances, this summary does not attempt to discuss all of the federal income tax consequences of such an investment. Among other things, except in certain limited cases, this summary does not purport to deal with persons in special situations (such as financial institutions, insurance companies, entities exempt from federal income tax, regulated investment companies, dealers in commodities and securities and pass through entities). Further, to the limited extent this summary discusses possible foreign, state and local income tax consequences, it does so in a very general manner. Finally, this summary does not purport to discuss federal tax consequences (such as estate and gift tax consequences) other than those arising under the federal income tax. ***You are therefore urged to consult your tax advisers to determine the federal, state, local and foreign tax consequences of acquiring, holding and disposing of Shares*** .

Bermuda

At the date of this Memorandum, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, transfer tax, estate duty or inheritance tax payable by the Fund or Shareholders, other than Shareholders ordinarily resident in Bermuda. Neither the Fund nor its Shareholders will be subject to stamp duty on the issue, transfer or redemption of Shares.

The Fund has obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital assets, gains or appreciation of any tax in the nature of estate duty or inheritance tax, such tax shall not, until 28th March 2016, be applicable to the Fund or to any persons not ordinarily resident in Bermuda and holding such shares, debentures or other obligations of the Fund.

As an exempted mutual fund company, the Fund is liable in Bermuda to pay an annual registration fee, which, based upon its current authorised share capital, will be USD1,780 at the current rate.

Country of Residence of Investor – Investors are strongly advised to consult with their tax advisors to check the tax status and consequences of investing in the Fund in their country of tax residency and/or domicile.

The following summary is based upon the Internal Revenue Code of 1986, as amended (the "Code") as well as administrative regulations and rulings and judicial decisions thereunder, as of the date hereof, all of which are subject to change at any time (possibly on a retroactive basis). Accordingly, no assurance can be given that the tax consequences to the Fund or its investors will continue to be as described herein.

The Fund has not sought or obtained a ruling from the IRS (or any other federal, state, local or foreign governmental agency) or an opinion of legal counsel as to any specific federal, state, local or foreign tax matter that may affect it. Accordingly, although this summary is considered to be a correct interpretation of applicable law, no assurance can be given that a court or taxing authority will agree with such interpretation or with the tax positions taken by the Fund.

This summary relates solely to U.S. investors. A U.S. investor for purposes of this discussion is a person who is a citizen or a resident alien of the United States, a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source or a trust if: (i) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Partnership Status

The Fund intends to be classified as a partnership for federal income tax purposes. Thus, each item of the Fund's income, gain, loss, deduction and credit as recognized for federal income tax purposes should flow through to investors in the Fund for federal income tax purposes. In addition, the Fund does not expect to be treated as a "publicly traded partnership" ("PTP") taxable as a corporation for federal income tax purposes. In this regard, the Manager will permit the number of investors in the Fund to exceed 100 only if an exemption to the PTP rules applies. If the Fund were not classified as a partnership but instead were classified as a corporation for federal income tax purposes, it would be subject to tax at the entity level. This summary assumes that the Fund will be classified as a partnership for federal income tax purposes.

Taxation of Investors on Profits and Losses

If the Fund is treated as a partnership for federal income tax purposes, it generally will not pay any federal income tax. Instead, the Fund will file a partnership information return (on IRS Form 1065) with the IRS which reports the results of its operations, and provide investors with tax information so that they may report their share of the Fund's income, gain or loss. Each investor will be required to report separately on its federal income tax return (for each taxable year of such investor in which the Fund's taxable year ends) its allocable share of the Fund's net long-term capital gain or loss, net short-term capital gain or loss and all items of ordinary income or loss, as reported to such investor by the Fund. With certain exceptions, federal income tax is not imposed on or measured by cash distributions (or constructive distributions), but on the

Fund's "taxable income." As a result, each investor generally will be taxed on its allocable share of the Fund's taxable income and gain regardless of whether it received a distribution from the Fund during the taxable year in question.

Deductions of Losses and Expenses

Tax Basis and Amount at Risk

For federal income tax purposes, an investor may deduct losses and expenses allocated to it by the Fund only to the extent of its adjusted tax basis in its Shares (or, in the case of individuals, certain non-corporate taxpayers and certain closely-held corporations, the lesser of such investor's adjusted tax basis in its Shares or its "amount at risk" with respect to such Shares) as of the end of the Fund's taxable year in which such losses occur or such expenses are incurred.

Generally, an investor's adjusted tax basis in Shares is the amount paid for such Shares, reduced (but not below zero) by such investor's share of the Fund's distributions, losses and expenses, and increased by such investor's share of the Fund's liabilities, if any, and income and gain as determined for federal income tax purposes, including capital gains, with such reductions and increases made at the end of the Fund's taxable year. (Tax basis is also important because gain or loss on cash distributions or partial or complete withdrawals from the Fund is measured by reference to the investor's adjusted tax basis in his Shares, as discussed below).

Generally, an investor's "amount at risk" with respect to Shares includes such investor's (1) cash contributions to the Fund; (2) the adjusted basis of other property contributed by such investor to the Fund; and (3) amounts borrowed for the purchase of Shares or for use by or in the Fund for which such investor is personally liable or which are secured by property of such investor (not otherwise used by the Fund) to the extent of the fair market value of the encumbered property. The "amount at risk" is increased by any income and gain (as determined for federal income tax purposes) derived by such investor from the Fund, and is decreased by any losses (as determined for federal income tax purposes) derived by such investor from the Fund and the amounts of any withdrawals or other distributions received by such investor from the Fund. For purposes of the foregoing, "loss" derived by an investor from the Fund is defined as the excess of allowable deductions for a taxable year allocated to such investor by the Fund over the amount of income actually received or accrued by such investor during that year from the Fund. Disallowed loss that is suspended in any taxable year may be deducted in later years to the extent that the investor's amount at risk increases.

It is possible that an investor may be at risk with respect to its Shares in an amount that is less than its tax basis in such Shares.

In addition to the limitations discussed above, net capital losses are deductible by noncorporate taxpayers only to the extent of capital gains for the taxable year plus $3,000. Because of that limitation, an investor's distributive share of the Fund's net capital losses is not likely to materially reduce the federal income tax on such investor's ordinary income.

Syndication and Organization Expenses

Neither the Fund nor its investors will be entitled to any deduction for syndication expenses (*i.e.*, amounts paid or incurred in connection with offering and selling Shares, which may include amounts paid to agents to identify prospective investors in the Fund). The IRS could take the position that if the Manager should pay agents to identify prospective investors in the Fund, a portion of any management

fee payable to the Investment Manager constitutes non-deductible syndication expense in the hands of the investors.

Organizational expenses of the Fund are not currently deductible, but may be deducted for federal income tax purposes over a five year period.

Limitation on Deductibility of Shares

For noncorporate investors, Section 163(d) of the Code limits the deduction for "investment interest" (i.e., interest or short sale expenses properly allocable to property held for investment) to the investor's "net investment income" (generally, net gain and ordinary income derived by such investor from investments in the current year less certain directly connected expenses, other than interest or short sales expenses). For this purpose, any long-term capital gain is excluded from net investment income unless the investor elects to pay tax on such amount at ordinary income tax rates. Additionally, income characterized as "qualified dividend income" is not included in "net investment income." Interest expense incurred by an investor to purchase or carry Shares, or incurred by the Fund to purchase or carry property for investment or to engage in short sales, constitutes "investment interest."

If the Fund borrows or engages in short sales, thereby giving rise to "investment interest," each noncorporate investor in the Fund will receive its allocable share of the related interest or short sales expenses, to which the investment interest limitation will apply. Thus, a noncorporate investor in the Fund may be denied a deduction for all or part of his allocable share of the interest and short sale expenses attributable to his investment in the Fund unless he has sufficient investment income from all sources including the Fund. The excess of an investor's investment interest over net investment income may be carried forward to future years, subject to the same limitation.

Deductibility of Investment Expenditures by Noncorporate Investors

The Code provides that, in the case of a non-corporate taxpayer who itemizes deductions when computing taxable income, expenses incurred for the purpose of producing income (including investment management fees) generally must be aggregated with certain other "miscellaneous itemized deductions" and may be deducted only to the extent such aggregate expenses exceed 2% of such taxpayer's adjusted gross income. Further, such expenses are not deductible by a noncorporate investor in calculating his alternative minimum tax liability. In addition, the Code further limits the deductibility of investment expenses of an individual with an adjusted gross income in excess of a specified amount.

These limitations should not apply to a noncorporate investor's share of the Fund's expenses so long as the Fund is engaged in a trade or business, as defined by the Code. Specifically, the Code provides that expenses incurred in connection with a trade or business may be deducted in full against gross income, and thus, so long as the Fund is treated for tax purposes as being engaged in a trade or business, the expenses incurred will be fully deductible against the income earned at the Fund level, with the benefit of this deduction flowing through to the Fund's investors and not being subject to the limitations at the investor level.

Foreign Taxes

Certain dividends and interest derived by the Fund from sources within foreign countries may be subject to taxes (including withholding taxes) imposed by those countries. In addition, the Fund may be subject to capital gains taxes in some of the foreign countries where it purchases and sells securities or other financial instruments. If applicable, the Fund will inform its investors as to their allocable shares of foreign taxes paid by the Fund, which such investors will be required to include in their income. An investor may be entitled, however, to claim a foreign tax credit or a deduction for its share of such taxes in computing its federal income tax. If applicable, the Fund will provide investors with information on any foreign taxes that may be eligible for the foreign tax credit or deduction.

Passive Activity Loss Rules

In the case of investors that are individuals, estates, trusts, certain closely-held corporations or personal service corporations, Section 469 of the Code generally restricts the deductibility of losses and credits from a "passive activity" against certain income which is not derived from a passive activity. For federal income tax purposes, such passive losses and credits are deductible by an investor only against such investor's passive income. Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from the Fund's investment and trading activity generally will not be considered income or loss from a passive activity). As a result, the deduction by an investor of his share of losses or deductions of the Fund should not be restricted by Section 469 of the Code. At the same time, an investor should not be able to offset losses or deductions from "passive activities" against its allocable share of the income or gain of the Fund.

Tax Consequences to a Redeeming Investor

A U.S. Shareholder that receives a cash liquidating distribution from the Fund generally will recognize capital gain or loss to the extent of the difference (if any) between the proceeds received by him and his adjusted tax basis in his Shares. Such tax basis generally will be equal to the amount of the Shareholder's initial investment and will be increased by (i) any additional capital contributions made by him and (ii) his allocable share of items of the Fund's taxable income and gain. Such adjusted tax basis generally will be decreased, but not below zero, by the Shareholder's allocable share of (i) the Fund's items of deduction and loss and (ii) distributions (if any) by the Fund.

Tax Treatment of Portfolio Investments

Taxation of Securities Trading

The Fund expects that it will act as a trader or investor, and not as a dealer, who buys and sells securities for its own account. A trader or investor is a person who buys and sells securities for its own account. A dealer, on the other hand, purchases securities for resale to customers rather than for investment or speculation.

Generally, gains and losses realized by a trader or investor on the sale of securities are capital gains and losses and are taken into account only when realized. Thus, subject to the various exceptions summarized in the following paragraph and described more fully below, the

Fund ordinarily expects that the gains and losses from the Fund's securities typically will be treated as long-term or short-term capital gains and capital losses depending upon the length of time a particular investment position has been maintained. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment.

Net long-term capital gains are currently subject to a maximum rate of statutory federal income tax of 15% for individuals and certain non-corporate taxpayers. Net capital gain is generally the excess of net long-term capital gain (the net gain on capital assets held for more than 12 months) over net short-term capital loss (the net loss on capital assets held for 12 months or less). Net short-term capital gain (the net gain on assets held for 12 months or less) is subject to tax at the same rates as ordinary income.

Capital gains are subject to tax at the same rates as ordinary income for corporate taxpayers. Capital losses of corporate taxpayers are deductible only against capital gains.

As described more fully below, the application of certain rules relating to short sales and to so-called "wash sale" and "straddle" transactions may alter the manner in which the Fund's holding period for a security is determined or may otherwise affect the characterization (as long-term or short-term) and timing of realization of certain gains or losses. Moreover, the short sale and straddle rules may require the capitalization of certain related expenses. Further, as a result of the Fund's acquisition of debt obligations with "original issue discount" or "market discount," the Fund may be required to include certain "interest accruals" in income prior to actual receipt or to treat a portion of gain realized on the disposition of a "market discount" obligation as interest income. Income or loss from transactions involving foreign currency or derivative instruments, such as swap transactions, entered into by the Fund also may constitute ordinary income or loss.

Taxation of Dividends

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "2003 Tax Act") reduced the maximum tax rate on "qualified dividend income" to 15% for individuals and certain non-corporate taxpayers. The reduced tax rates generally apply to taxable years beginning after December 31, 2002, through December 31, 2010. The Fund will provide its investors information regarding their allocable shares of any qualifying dividends received by the Fund.

"Qualified dividend income" is defined under the 2003 Tax Act to mean dividends received from domestic corporations and "qualified foreign corporations" if a taxpayer has held the stock for 60 days during the 121-day holding period beginning 60 days before the ex-dividend date (or, in the case of stock having a preference in dividends, 90 days during the 181-day period beginning 90 days before the ex-dividend date). In general, periods in which the taxpayer has diminished his risk of loss with respect to stock (e.g., by holding options to sell, or short selling, related positions) do not count toward meeting the holding period requirement. "Qualified foreign corporations" include foreign corporations that are eligible for benefits under a comprehensive tax treaty and foreign corporations the stock of which is readily tradeable on an established securities market in the United States. However, dividends that are received from a foreign corporation that was a foreign investment company, passive foreign investment company,

or a foreign personal holding company in either the taxable year of distribution or the preceding taxable year are not "qualified dividend income."

"Qualified dividend income" also does not include dividends on any share of stock to the extent that the taxpayer is under an obligation to make related payments with respect to positions in substantially similar or related property. It is expected that a taxpayer who receives payments in lieu of dividends may not treat such amounts as qualified dividends.

Special rules apply under the 2003 Tax Act (i) to losses associated with stock with respect to which a taxpayer has received an "extraordinary dividend" and (ii) in determining a taxpayer's foreign tax credit limitation in the case of qualified dividend income.

Currency Fluctuations; Section 988 Gains or Losses

Generally, under Code Section 988, gains or losses with respect to investments in common stock of foreign issuers are taxed as capital gains or losses at the time of the disposition of such stock whereas gains and losses on the purchase and sale of foreign currencies are taxed as ordinary income or loss (except as described below). In addition, gains or losses on the sale of debt securities denominated in a foreign currency, to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition, are taxed as ordinary income or loss.

The Fund may enter into foreign currency futures contracts and foreign currency forward contracts and acquire put and call options on foreign currencies. Except as described in the following paragraph, foreign currency futures contracts and option contracts with respect to foreign currencies generally are not subject to ordinary income or loss treatment under Section 988 of the Code if they qualify as so-called "Section 1256 Contracts" (see discussion below). However, if the Fund enters into foreign currency futures contracts or acquires option contracts with respect to foreign currencies that do not qualify as Section 1256 Contracts, or certain foreign currency forward contracts, any gain or loss realized by the Fund with respect to those instruments will be ordinary, unless (i) the contract is a capital asset in the hands of the Fund and is not a part of a straddle transaction (see discussion below) and (ii) the Fund makes an election (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss. An election is also available to be a "qualified fund" whereby all gain or loss from trading foreign currency futures contracts and foreign currency forward contracts will be characterized as capital gain or capital loss, subject to the "mark to market" rules.

Generally, Code Section 988 sets forth the taxation of certain types of currency related transactions (so-called "Section 988 Hedging Transactions") which involve the reduction of a taxpayer's risk with respect to currency fluctuations on transactions such as: (1) borrowings (i.e., loans); (2) expenses or income items paid after the date of accrual; (3) dispositions of non-

functional currencies (i.e., a foreign currency); (4) any forward contract, futures contract, or other option or financial instrument that is not a foreign currency based regulated futures contract ("RFC") or non-equity option; and (5) futures and non-equity options subject to Section 1256 that are brought into Section 988 under a Section 988(c) election. If a transaction qualifies as a Section 988 Hedging Transaction, gain or loss on the transaction is treated as ordinary gain or loss. To qualify as a Section 988 Hedging Transaction, such transaction must meet two requirements: (1) the transaction must be identified by the IRS or the taxpayer as a Section 988 Hedging Transaction and (2) the transaction must be made to reduce the risk of currency fluctuations on either (a) property held or to be held by the taxpayer; (b) borrowings made or to be made by the taxpayer; or (c) obligations incurred or to be incurred by the taxpayer.

Short Sales

A short sale is one in which the taxpayer borrows stock or other property delivered to the buyer. At a later date, the taxpayer either purchases similar property to "cover" the sale, and delivers it to the lender, or delivers property that he already held but did not wish to transfer at the earlier date. A short sale typically results in a short-term gain or loss since the "covering" purchase is usually made at or about the time delivery is made to the lender, at which time the transaction is closed. However, where the taxpayer is in both a long and short position on substantially identical properties, and where substantially identical properties have not been held for the required holding period for long-term capital gain treatment as of the date of the short sale, or acquired after the short sale and on or before the date the sale is closed, (i) any gain on the closing of the short sale is considered to be a short-term capital gain no matter when the property used in closing the short sale is acquired and (ii) the holding period of the substantially identical property (that is not in excess of the property sold short) is considered to begin on the date that the short sale is closed or on the date such securities are disposed, whichever occurs earlier.

Wash Sales and Straddles

The wash sale rule is designed to prevent the recognition of loss from the disposition of property at a loss in a case in which identical or substantially identical property (or an option to acquire such property) is or has been acquired within a prescribed period. Under the wash-sale rule, the loss sustained on the sale of property will be disallowed if, within the period beginning 30 days before and ending 30 days after the disposition the taxpayer acquires, or enters into a contract or option to acquire, substantially identical securities. The disallowed loss, however, is added to the basis of the newly-acquired property.

The Code contains special rules which apply to "straddles," defined generally as the holding of "offsetting positions with respect to personal property." In general, investment positions will be offsetting if there is a substantial diminution in the risk of loss from holding one position by reason of holding one or more other positions. The American Jobs Creation Act of 2004 (the "2004 Tax Act") repealed the general exception from the straddle rules for stock. The 2004 Tax Act provides that the straddle rules apply to offsetting positions consisting of actively traded stock and a position with respect to substantially similar property. The Fund may enter

into investments that may constitute positions in a straddle when considered in conjunction with the other investments of the Fund.

If two or more positions constitute a straddle, recognition of a realized loss from one position must be deferred to the extent of unrecognized gain in an offsetting position. Where one or more positions affect only a portion of one or more other positions, the positions are treated as offsetting only to the extent of the portion that is balanced. In addition, long-term capital gain may be recharacterized as short-term capital gain, or short-term capital loss as long-term capital loss. Interest and other carrying charges allocable to personal property that is part of a straddle are not currently deductible but must instead be capitalized.

The general deferral rules do not apply to "identified straddles." The 2004 Tax Act modified the definition of an "identified straddle." An "identified straddle" is one that was clearly identified as such on the Fund's records before the close of the day on which the straddle was acquired (or an earlier time if required by the Treasury Regulations), and, to the extent provided in regulations, the value of each position (immediately prior to the creation of the straddle) is not less than the basis of the position in hands of the taxpayer at the time the straddle is created. The 2004 Tax Act provides that Treasury regulations will specify the proper methods for clearly identifying a straddle as an "identified straddle."

The 2004 Tax Act also modified the rules applicable to losses from identified straddles. The new rules no longer allow losses with respect to identified straddles to be treated as sustained on the day on which the Fund disposes of all positions comprising the identified straddle. Instead, the 2004 Tax Act provides that the basis of each of the identified positions that offsets the loss position must be increased by an amount that is based, in part, on any unrecognized gain in the offsetting position. Any loss that increases the basis of an offsetting position may not otherwise be taken into account.

The 2004 Tax Act also clarified the treatment of physically settled straddle positions. It treats as a two-step transaction physical settlements of positions that are part of a straddle. Under the 2004 Tax Act, if a person physically settles a position (and such position, if terminated, would result in a loss) then the transaction is treated as if the person (1) terminated the position at its fair market value immediately before the settlement and (2) sold the property delivered at fair market value.

The extent to which the rules above would apply to straddles consisting of the Fund's direct and indirect transactions and transactions by an investor in the Fund, in such investor's individual capacity, is unclear (e.g., an investor in the Fund in its individual capacity owns a certain security and the Fund enters into certain short options with respect to such security). The IRS could contend that positions held by the Fund and positions held by the investor in his or her individual capacity should be aggregated and that such positions, when viewed in the aggregate, constitute a straddle. A prospective investor should review the application of these rules to its individual tax situation, giving special consideration to the potential interaction between the operations of the Fund and transactions entered into by such prospective investor in its individual capacity.

Section 1256 Contracts

The Code generally distinguishes between so-called "Section 1256 Contracts" and other interests in property. Section 1256 Contracts include regulated futures contracts, certain foreign currency contracts, and certain nonequity options. Under the Code, Section 1256 Contracts are subject to a "mark to market" system of taxation. Specifically, Section 1256 Contracts held by the Fund at the end of each taxable year of the Fund are treated for federal income tax purposes as if they were sold by the Fund for their fair market value on the last business day of such taxable year. The net gain or loss, if any, derived by the Fund from such deemed sales of Section 1256 Contracts (known as "marking to market"), together with any gain or loss derived by the Fund from actual sales of Section 1256 Contracts, must be taken into account by the Fund in computing its taxable income for such year.

If an open position on which profit has been realized as of the end of a fiscal year declines in value after such year-end and before the position is in fact offset, a loss will be recognized for tax purposes (irrespective of the fact that the trader may actually have realized a gain on the position considered from the time that such position was initiated). The converse is the case with an open position on which a mark-to-market loss was recognized for tax purposes as of the end of a fiscal year but which subsequently increases in value prior to being offset.

If a Section 1256 Contract held by the Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale is adjusted to reflect the gain or loss previously taken into account under the "mark to market" rules.

Capital gains and losses derived from deemed or actual sales of Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. However, gains and losses derived from certain foreign currency transactions are treated as ordinary income and losses, as discussed above.

If a noncorporate taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain for such year to the extent that such gain includes gains on Section 1256 Contracts included in the taxpayer's income for such year. Losses so carried back are deemed to consist of 60% long-term capital loss and 40% short-term capital loss. To the extent that such losses are not used to offset gains on Section 1256 Contracts in a carryback year, they will carry forward indefinitely as losses on Section 1256 Contracts in future years.

Mixed Straddle Election

The Code allows a taxpayer to elect to offset gains and losses from positions that are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts. If the Fund has mixed straddle trading positions, it may be eligible to elect to establish one or more mixed straddle accounts for certain of those positions. A mixed straddle trading account must, on a daily basis, "mark to market" all of its

open positions and net all gains and losses from positions in such account. At the end of a taxable year, the annual net gains or losses from a mixed straddle account must be recognized for tax purposes. The application of the mixed straddle account rules (which are contained in Temporary Regulations) is not entirely clear. Therefore, there is no assurance that a mixed straddle account election made by the Fund will be accepted by the IRS.

Mark-to-Market Election

Section 475(f) of the Code permits traders in securities to elect to "mark to market" securities held in connection with their trading business. An electing trader will recognize (as ordinary income) gain or loss on any security held in connection with such trade or business at the close of a taxable year as if such security were sold for its fair market value. To the extent the mark-to-market rules apply to a security, the special rules regarding interest and carrying costs related to straddles, the mark-to-market rules regarding certain Section 1256 contracts (including regulated futures contracts), and the wash sale rules on stock and securities will not apply. Once made, an election may be revoked only with the consent of the IRS. The Fund does not intend to make a Section 475(f) election.

Original Issue Discount

The Fund may hold or purchase debt instruments that are issued with "original issue discount" which will be includable in the taxable income of investors in each year in which the Fund owns such debt instruments. The rules concerning original issue discount are complex, and a complete discussion of such rules is beyond the scope of this summary. Generally, the term "original issue discount" means the excess of the stated redemption price at maturity of the debt obligation (i.e., all payments due under the debt obligation other than payments of stated interest meeting certain requirements) over its issue price, provided such excess exceeds a de minimis amount. The amount of original issue discount required to be included in the gross income of an investor in a taxable year will equal its share of the sum of the "daily portions" of original issue discount for each day during the taxable year in which the Fund holds such debt instruments. An investor will be required to include in income its allocable share of the amount of original issue discount accrued, on a constant-yield basis, with respect to a debt obligation held by the Fund, regardless of whether such investor is a cash or accrual method taxpayer.

Market Discount

The Fund may hold or purchase bonds that are subject to the "market discount" provisions contained in Sections 1276-1278 of the Code. These rules generally provide that if a holder acquires a debt instrument at a discount from, in general, its stated redemption price at maturity, which discount exceeds a de minimis amount, and thereafter disposes of such an instrument, the lesser of (a) the gain realized or (b) the portion of the market discount which accrued while the debt instrument was held by such holder will be treated as ordinary income at the time of the disposition. Any accrued market discount will also be recognized in the event that principal payments are made on the debt instrument.

The market discount rules also provide that the net direct interest expense with respect to any market discount bond is allowed as a deduction for the taxable year only to the extent that such expense exceeds the portion of the market discount allocable to the days during the taxable year on which such bond was held by the taxpayer (as determined under the rules of Section 1276(b) of the Code).

Anti-Deferral Rules.

The Fund may invest in certain non-U.S. companies that are classified as corporations for U.S. federal income tax purposes. If so, pursuant to various "anti-deferral" provisions of the Code (the "Subpart F," "passive foreign investment company," and "controlled foreign corporation" provisions), direct or indirect investments by the Fund in certain foreign corporations may cause an investor to (i) recognize taxable income before the Fund's receipt of distribution proceeds, (ii) pay an interest charge on receipts that are deemed to have been deferred or (iii) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as long-term capital gain. The 2004 Tax Act repealed the foreign personal holding company ("FPHC") and foreign investment company ("FIC") anti-deferral regimes for taxable years of foreign corporations beginning after December 31, 2004, and taxable years of U.S. shareholders in which such taxable years of foreign corporations end.

Amortizable Bond Premium

If the Fund purchases a bond at a cost which, generally, is in excess of the amount payable on maturity, the excess may constitute amortizable bond premium which is treated as a reduction of interest on such bond. The Fund may make an election under Section 171 of the Code to allocate amortizable bond premium among the interest payments on the bond. In that case, the amount so allocated generally would be applied against (and operate to reduce) the amount of such interest payments.

State and Local Taxes

Each investor may be required to file returns and pay state and local tax on such investor's share of the Fund's income in the jurisdiction in which such investor is a resident and/or other jurisdictions in which income is earned by the Fund. Certain of such taxes could, if applicable, have a significant effect on the amount of tax payable by an investor in respect of his investment in the Fund. An investor may be entitled to a deduction or credit against tax owed to such investor's jurisdiction of residence for taxes paid to other states or jurisdictions in which such investor is not a resident.

Tax Elections

The Investment Manager, in its sole discretion, may make any tax elections provided for in the Code on behalf of the Fund. These elections include the election under Section 754 of the Code to adjust the tax basis of the Fund's assets when Shares in the Fund are transferred or when a holder of of Shares withdraws from the Fund. The 2004 Tax Act makes mandatory the tax basis adjustment rules when Shares are transferred to which there is a substantial built-in loss. A "substantial built-in loss" exists when the Fund's adjusted basis in property exceeds by more than

$250,000 the fair market value of such property. In lieu of the mandatory basis adjustment rules, special rules apply to electing investment partnerships and securitization partnerships.

Tax Audits

Adjustments in tax liability with respect to the Fund's tax items generally will be made at the Fund level in a single proceeding rather than in separate proceedings with each investor. In general, the Investment Manager will represent the Fund as the "tax matters partner" during any audit and in any dispute with the IRS and may enter into a settlement agreement with the IRS that may be binding on you. Before settlement, however, an investor may file a statement with the IRS that the Investment Manager does not have authority to bind such investor with respect to the Fund.

The Investment Manager has the authority to, and may, extend the period for the assessment of deficiencies or the claiming of refunds with respect to all investors in the Fund. If an audit results in an adjustment, all investors may be required to pay additional tax, interest and possibly penalties. There can be no assurance that the tax return of the Fund or any Fund investor will not be audited by the IRS or that no adjustments to such returns will be made as a result of such an audit.

Withholding Taxes

The Fund may be required, on behalf of an investor, to withhold and remit taxes to federal, state, local or other jurisdictions from such investor's allocable share of the Fund's income. Withholding taxes may apply, for example, to persons who are subject to "back up" withholding. To the extent that the Fund is subject to any taxes or fees that are based on the specific characteristics of one or more Shareholders, such taxes or fees shall be specially allocated to such Shareholders or Shareholders.

Disclosure of Tax Structure and Treatment

The Fund does not believe that an investment in Shares is reportable as a confidential tax shelter transaction. An investor may disclose the anticipated tax treatment and tax structure of the Fund.

Tax Shelter Reporting

Tax shelter regulations issued by the IRS may require the Fund to maintain a list of the names and taxpayer identification numbers of its investors, which list may be subject to disclosure to the IRS upon its request. In addition, an investor may be required to file a disclosure with the IRS (on IRS Form 8886 – Reportable Transactions Disclosure Statement) with respect to certain transactions entered into by the Fund. Published guidance on these regulations indicates that the tax shelter disclosure requirements should not apply to investments that are subject to certain "mark-to-market" provisions of the Code. The Fund expects that some or all of its investments will satisfy this exception, but there can be no assurance that the regulations will not otherwise apply to you. Accordingly, you should consult your federal tax

advisor with respect to the applicability of the tax shelter regulations to your investment in the Fund, especially if you report losses from the Fund.

Except as otherwise set forth, the foregoing statements regarding the federal income tax consequences to the partners of an investment in the Fund are based upon the provisions of the Code as currently in effect and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial or legislative changes (other than those discussed above) will not occur that would make the foregoing statements incorrect or incomplete.

The foregoing discussion is not intended as a substitute for careful tax planning, particularly since certain of the income tax consequences of an investment in the Fund may not be the same for all taxpayers. ACCORDINGLY, PROSPECTIVE INVESTORS IN THE FUND ARE URGED TO CONSULT THEIR TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATION UNDER FEDERAL LAW AND THE PROVISIONS OF APPLICABLE STATE AND LOCAL LAWS BEFORE SUBSCRIBING FOR SHARES.

INVESTMENTS BY EMPLOYEE BENEFIT PLANS

General

The following section sets forth certain consequences under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code which a fiduciary of an "employee benefit plan" as defined in and subject to ERISA or of a "plan" as defined in and subject to Section 4975 of the Code who has investment discretion should consider before deciding to invest the plan's assets in the Fund (such "employee benefit plans" and "plans" being referred to herein as "Plans," and such fiduciaries with investment discretion being referred to herein as "Plan Fiduciaries"). The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary's own counsel.

* * * * *

Any discussion of U.S. federal tax issues set forth in this Memorandum was written in connection with the promotion and marketing by the Investment Manager of the transactions described in this Memorandum. Such discussion was not intended or written to be legal or tax advice to any person and was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any U.S. federal tax penalties that may be imposed on such person. Each investor should seek advice based on its particular circumstances from an independent tax advisor.

* * * * *

In general, the terms "employee benefit plan" as defined in ERISA and "plan" as defined in Section 4975 of the Code together refer to any plan or account of various types which provides

retirement benefits or welfare benefits to an individual or to an employer's employees and their beneficiaries. Such plans and accounts include, but are not limited to, corporate pension and profit-sharing plans, "simplified employee pension plans," Keogh plans for self-employed individuals (including partners), individual retirement accounts described in Section 408 of the Code and medical benefit plans.

Each Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in the Fund, including the role an investment in the Fund plays in the Plan's investment portfolio. Each Plan Fiduciary, before deciding to invest in the Fund, must be satisfied that investment in the Fund is a prudent investment for the Plan, that the investments of the Plan, including the investment in the Fund, are diversified so as to minimize the risks of large losses and that an investment in the Fund complies with the documents of the Plan and related trust.

EACH PLAN FIDUCIARY CONSIDERING ACQUIRING AN INTEREST MUST CONSULT ITS OWN LEGAL AND TAX ADVISERS BEFORE DOING SO.

Restrictions on Investments by Benefit Plan Investors

ERISA and a regulation issued thereunder contain rules for determining when an investment by a Plan in an entity will result in the underlying assets of the entity being assets of the Plan for purposes of ERISA and Section 4975 of the Code (*i.e.*, "plan assets"). Those rules provide that assets of an entity will not be plan assets of a Plan which purchases an interest therein if the investment by all "benefit plan investors" is not "significant" or certain other exceptions apply. The term "benefit plan investors" includes all Plans (*i.e.*, all "employee benefit plans" as defined in and subject to ERISA and all "plans" as defined in and subject to Section 4975 of the Code) and all entities that hold "plan assets" (each, a "Plan Assets Entity") due to investments made in such entities by already described benefit plan investors. ERISA provides that a Plan Assets Entity is considered to hold plan assets only to the extent of the percentage of the Plan Assets Entity's equity interests held by benefit plan investors. In addition, all or a portion of an investment made by an insurance company using assets from its general account may be treated as a benefit plan investor. Investments by benefit plan investors will be deemed not significant if benefit plan investors own, in the aggregate, less than 25% of the total value of each class of equity interests of the entity (determined by not including the investments of persons with discretionary authority or control over the assets of such entity, of any person who provides investment advice for a fee (direct or indirect) with respect to such assets, and "affiliates" (as defined in the regulations issued under ERISA) of such persons; provided, however, that under no circumstances are investments by benefit plan investors excluded from such calculation).

In order to avoid causing assets of the Fund to be "plan assets," the Investment Manager intends to restrict the aggregate investment by benefit plan investors to under 25% of the total value of each class of equity interests of the Fund (not including the investments of the Investment Manager, any person who provides investment advice for a fee (direct or indirect) with respect to the assets of the Fund, and any entity (other than a benefit plan investor) that is directly or indirectly through one or more intermediaries controlling, controlled by or under common control with any of such entities (including a partnership or other entity for which the Investment

Manager is the general partner, investment adviser or provides investment advice), and each of the principals, officers and employees of any of the foregoing entities who has the power to exercise a controlling influence over the management or policies of such entity or of the Fund). Furthermore, because the 25% test is ongoing, it not only restricts additional investments by benefit plan investors, but also can cause the Fund to require that existing benefit plan Shareholders withdraw from the Fund in the event that other Shareholders withdraw. If rejection of capital contributions or such mandatory withdrawals are necessary, as determined by the Investment Manager, to avoid causing the assets of the Fund to be "plan assets," the Investment Manager will effect such rejections or withdrawals in such manner as the Investment Manager, in its sole discretion, determines.

Ineligible Purchasers

In general, Shares may not be purchased with the assets of a Plan if the Investment Manager, any person who introduces prospective investors to the Fund, any of their respective affiliates or any of their respective employees either: (i) has investment discretion with respect to the investment of such plan assets; (ii) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Plan; or (iii) is an employer maintaining or contributing to such Plan. A party that is described in clause (i) or (ii) of the preceding sentence is a fiduciary under ERISA and the Code with respect to the Plan, and any such purchase might result in a "prohibited transaction" under ERISA and the Code.

Except as otherwise set forth, the foregoing statements regarding the consequences under ERISA and the Code of an investment in the Fund are based on the provisions of the Code and ERISA as currently in effect, and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial, or legislative changes will not occur that may make the foregoing statements incorrect or incomplete.

ACCEPTANCE OF SHARES ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY THE INVESTMENT MANAGER, THE FUND OR ANY OTHER PARTY RELATED TO THE FUND THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN THE FUND IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.

GENERAL

Availability of Documents

The description and summaries of documents in this Memorandum do not purport to be complete; investors should refer to the actual documents for a complete statement and to understand their terms and conditions.

The following are the Material Contracts relating to the Fund.

- *The Bye-laws of the Fund dated as of 17th October 2006.*
- *The Placement Memorandum of the ACL Alternative Fund.*
- *The Investment Management Agreement between the Fund and the Investment Manager.*
- *The Subscription Agreement.*
- *The Administration Agreement with the Administrator.*
- *The Registrar and Transfer Agent Agreement.*
- *The Principal Distribution Agreement.*

All the Material Contracts are available upon request from the Investment Manager, or from the registered office in Bermuda.

The Directors of the Fund confirm that as of the date of issue of the Memorandum:
(a) the Fund has not commenced business;
(b) no dividends have been declared or paid;
(c) the directors have not approved any financial statements for laying before a general meeting of the Fund; and
(d) the Auditors have not audited any financial statements of the Fund.

There has been no significant change in the financial position of the Fund since the date of incorporation of the Fund

Auditor

The following is the text of a statement addressed to the Directors of the Company by KPMG, Auditors of the Company "We hereby confirm our acceptance of appointment as auditors of Abbey Capital Multi-Manager Fund Limited".

Amendments

No Bye-law shall be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by a resolution of the Directors and confirmed by a resolution of the Shareholders passed by a three-quarters majority of the votes cast in accordance with the provisions of these Bye-laws.

Side Letters Disfavored

The Investment Manager disfavors "side letters" with Shareholders, even if the terms of such "side letters" do not adversely affect other Shareholders. However, the Investment Manager may, in its sole and absolute discretion, enter into "side letters" with certain Shareholders provided that the entering into of such a "side letter" does not affect the equality of treatment of all Shareholders of the same class.

Confidentiality; No Solicitation

Each Shareholder agrees that such Shareholder will not distribute any information regarding the Investment Manager or the Fund without the express written approval of the Investment Manager and that such Shareholder's investment in the Fund, as well as all information concerning the Investment Manager and the Fund, including the performance of such Shareholder's investment and the Fund, must be maintained on a strictly confidential basis.

Each Shareholder agrees that such Shareholder and its Affiliates and related parties will not, directly or indirectly, solicit, suggest, induce or encourage any current or former officer or employee of the Investment Manager to seek employment or business opportunities elsewhere or not to devote such person's full and undivided business time to such person's activities as an officer or employee of the Investment Manager.

Litigation

The Fund is not engaged in any litigation or arbitration proceedings and is not aware of any litigation or claim pending or threatened by or against it. The Investment Manager has not been the subject of any criminal convictions or disciplinary action taken by a supervisory or regulatory body

Share Capital

The capital of the Fund shall be divided into 100 Founders Shares and such number of classes of Shares as the Directors may from time to time determine with the rights and restrictions contained in the Bye-laws as follows:

(a) *Voting Rights*: On a show of hands every Shareholder who is present in person or by proxy shall have one vote and every Founder Shareholder who is present, in person or by proxy, shall have one vote in respect of all of the Founder Shares. On a poll, every Shareholder present

in person or by proxy shall be entitled to one vote in respect of each Share held by him, and every Founder Shareholder who is present in person or by proxy, shall be entitled to one vote in respect of all of the Founder Shares.

(b) *Dividends:* Shareholders shall be entitled to such dividends as the Directors may from time to time declare. The Founder Shareholders shall not be entitled to any dividends in respect of such Founder Shares.

(c) *Redemption*: Shares may be redeemed by Shareholders on any Dealing Day in accordance with the Bye-laws.

(d) *Winding Up*: If the Directors decide that it is in the best interests of Shareholders to wind up the Fund, the Secretary shall forthwith at the Directors' request, convene a special general meeting of the Fund to consider a proposal to appoint a liquidator to wind up the Fund. The liquidator, on appointment, shall firstly apply the assets of the Fund in satisfaction of creditors' claims as he deems appropriate. The assets of the Fund shall then be distributed amongst the Shareholders. The assets available for distribution amongst the Shareholders shall be applied as follows:

(i) firstly those assets attributable to a particular class of Shares shall be paid to the holders of Shares in that class; and

(ii) secondly, any balance then remaining and not attributable to any class of Share shall be apportioned between the classes of Shares pro-rata to the Net Asset Value of each class of Share immediately prior to any distribution to Shareholders and the amounts so apportioned shall be paid to Shareholders pro-rata to the number of Shares in that class held by them; and

(iii) thirdly, in the payment to holders of Founder Shares of sums up to the nominal amount paid thereon. In the event that there are insufficient assets as aforesaid to enable such payment in full to be made, no recourse shall be had to any of the other assets of the Fund.

Subject to the provisions of the Bye-laws and the Act, the Fund in general meeting may from time to time by resolution:

(a) increase its capital by such sum divided into shares of such amounts as the resolution shall prescribe; all new shares shall be subject to the provisions of the Bye-laws;

(b) alter the share capital of the Fund in any way;

(c) reduce its share capital to such sum not less than the minimum share capital prescribed by this Memorandum as the resolution shall determine.

(e) *Transfer of Shares:* Subject to such of the restrictions of the Fund's Bye-laws as may be applicable, any Shareholder may transfer all or any of his shares by instrument in writing in any

usual common form or in any other form which the Directors may approve and every form of transfer shall state the full name and address of the transferor and transferee. Such instrument need not be under seal. The instrument of transfer of a Share shall be signed by or on behalf of the transferor and need not be signed by the transferee. The transferor shall be deemed to remain the holder of such shares until the name of the transferee is entered in the register in respect thereof.

(f) *Restrictions on transfer:* (i) A transfer of Shares shall not be registered if in consequence of such transfer the transferor would hold a number of Shares in value less than such amount as the Directors may determine from time to time; (ii) The Directors may decline to register any transfer of Shares unless all applicable taxes and/or stamp duties have been paid in respect of the instrument of transfer and the instrument of transfer is deposited at the registered office of the Fund or such other place as the Directors may reasonably require accompanied by such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and such relevant information as the Directors may reasonably require from the transferee. If the Directors decline to register a transfer of any Share they shall, within one month after the date on which the transfer was lodged with the Fund, send to the transferee notice of the refusal; (iii) The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine provided always that such registration shall not be suspended for more than thirty days in any year.

Under the terms of the Subscription Agreement, Shareholders designate and appoint UBS Financial Services Inc, acting by any of its duly authorized corporate representatives, with full power of substitution, as their proxy for the purpose of voting the Shares subscribed for or otherwise acquired as said proxy may determine on any and all matters which may arise at any annual or extraordinary general meeting of Shareholders and upon which such Shares could be voted by Shareholders present in person at such meeting. The proxy may be revoked by the owner of record of the Shares subscribed for, either personally or by presentation of a subsequently executed proxy at any annual or special general meeting of Shareholders, or by written notice to UBS Financial Services Inc, Alternative Investments US, 51 West 52nd Street, New York, NY 10019, Attn: Managed Futures Department – 23rd Floor

Prior Period Items

In the event that the Fund at any time becomes subject to a liability or loss (or series of related liabilities or losses) which relates to a prior Accounting Period and which exceeds 10% of the Net Asset Value of the Fund as of the date that such liability or loss becomes due (other than items specifically associated with a Shareholder), the Directors of the Fund will use reasonable efforts to allocate such liability or loss in part or entirely to the persons (or the transferees of the persons) who were Shareholders in the prior period with respect to which the liability or loss relates (including former Shareholders). If the Directors of the Fund are unable to collect any portion of the liability or loss, or such liability or loss is below the 10% threshold, such amount will be allocated among the current Shareholders, irrespective of whether they were Shareholders during the prior period to which such liability or loss relates. No Shareholder will be liable for

prior period items in any amount exceeding such Shareholder's investment in the Fund, *plus* any amounts previously distributed to, or withdrawn by, such Shareholder (without interest).

Investment Manager Assignability, Redemptions and Delegation

The Investment Manager has the same right to terminate the Investment Management Agreement, with 90 days prior written notice to the Fund.

One or more additional or substitute Investment Managers may be admitted to the Fund by the Investment Manager without the consent of any other Shareholder; provided, that such additional or substitute Investment Managers are affiliates of the Investment Manager. The Investment Manager may also admit one or more persons who are not affiliated with the Investment Manager as additional Investment Managers, but only with the consent of a majority of the Shareholders. The admission of an additional or substitute Investment Manager will not be cause for dissolution of the Fund, and all the Shareholders will continue to be subject to the provisions of the Bye-Laws in all respects.

Reports

The Fund will furnish to each Shareholder a report of the Fund's estimated performance as soon as practicable after the end of each month, and a quarterly report with the increase or decrease in the Net Asset Value of the Fund during the preceding quarter, as well as such other information as the Investment Manager may deem appropriate. As soon as practicable after the end of each fiscal year, the Fund will furnish to each Shareholder audited financial statements as of the end of that fiscal year, and will include a copy of the Shareholder's federal K-1 for the preceding year, in a form sufficient to enable that Shareholder to determine its share, for federal, state and local income tax purposes, of all items of Fund income, gain, loss, deduction, preference and credit.

Shareholders may need to obtain one or more extensions of time to file their tax returns due to the late receipt of certain tax information from the Fund.

Money Laundering Prevention

Measures aimed towards the prevention of money laundering require an applicant to verify his identity to the Fund and the Registrar and Transfer Agent as its delegate. This obligation is absolute except where the application is being made through a recognised intermediary. This exception will only apply if the intermediary concerned is within a country recognised by applicable law as having equivalent anti-money laundering regulations to Ireland.

The Registrar and Transfer Agent or the distributor will notify applicants, as set out in the Subscription Agreement, what proof of identity is required. By way of example, an individual may be required to produce a copy of a passport or identification card duly certified by a public authority such as a notary public, the police or the ambassador in his country of residence, together with evidence of his/her address such as a utility bill or bank statement and date of birth. In the case of corporate applicants, this may require production of a certified copy of the certificate of incorporation (and any change of name), Memorandum and Articles of Association

and Bye-Laws (or equivalent), the names and residential and business addresses of all directors and beneficial owners.

The details given above are by way of example only, and the Registrar and Transfer Agent or distributor will request such information and documentation as it considers necessary to verify the identity of the applicant. In the event of delay or failure by the applicant to produce any information required for verification purposes, the Registrar and Transfer Agent or the distributor may refuse to accept the application and the subscription monies relating thereto or may refuse to process a Redemption Request until proper information has been provided. Investors should note specifically that where Redemption Proceeds are requested to be remitted to an account which is not in the name of the investor, the Registrar and Transfer Agent reserves the right to request such information as may be reasonably necessary in order to verify the identity of the investor and the owner of the account to which the Redemption Proceeds will be paid. The Redemption Proceeds will not be paid to a third party account if the investor and/or owner of the account fails to provide such information.

The Registrar and Transfer Agent reserves the right to seek further documentary identification or verification in order to satisfactorily update its records in compliance with all applicable legislation and regulation or internal policy of the Registrar and Transfer Agent as applied from time to time notwithstanding the fact that the applicant may have subscribed prior to such legislation, regulation or change in the Registrar and Transfer Agent's policy coming into force. As soon as it is reasonably practicable after such a change the applicant will provide to the Registrar and Transfer Agent such further documentary identification or verification as it may reasonably requested.

Applicants will be required to acknowledge and agree that where they fail to meet all of the Registrar and Transfer Agent's verification and identification policies as applied from time to time by the Registrar and Transfer Agent in its compliance with all applicable anti-money laundering laws and regulation, the Registrar and Transfer Agent, after notification to the Directors of the Fund, may refuse to issue statements of account in respect of their holding in the Fund until they comply with such applicable verification and identification standards. Where possible all reasonable steps will be taken to bring the period of suspension of non-issuance of statements of account to an end as soon as such Shareholder complies with such verification and identification standards in force and is no longer in breach with any applicable law or regulation.

The Fund and the Registrar and Transfer Agent reserve the right to reject an application, for any reason, in whole or in part in which event the application monies or any balance thereof will be returned to the applicant without interest by transfer to the applicant's designated account or by post at the applicant's risk.

Each applicant acknowledges that the Registrar and Transfer Agent and distributor shall be held harmless against any loss arising as a result of a failure to process his application for, or request for Redemption of Shares, if such information and documentation as had been properly requested by the Registrar and Transfer Agent or distributor has not been provided by the applicant.

ACCESS TO INFORMATION

The Investment Manager will answer all reasonable inquiries from prospective investors or their representatives concerning the Fund, the Investment Manager and other matters related to the offering of the Shares and as necessary or advisable to confirm the accuracy of this Memorandum; provided, that the Investment Manager will not disclose any confidential or proprietary information, including information concerning the Investment Manager's proprietary investment techniques and the identity of any investors in the Fund or other Investment Manager clients.

The Investment Manager invites each prospective Shareholder to meet with the Investment Manager to discuss a potential investment in the Fund.

Appendix A

An applicant for Shares in the Fund must be a person who is, or may properly be treated under the Bermuda Investment Business Act 2003 (as amended) as, (i) a "sophisticated private investor"; (ii) a "high net worth private investor"; (iii) a "high income private investor"; (iv) a body corporate in which all shareholders fall within the classes of persons in categories (i) to (iii) above; (v) a trust in which all the beneficiaries fall within the classes of persons in categories (i) to (iii) above; (vi) a body corporate that has total assets of not less than $5,000,000 (whether such assets are held by it or by another body corporate of which it is a subsidiary or holding company); (vii) an unincorporated association or trust that has total assets of not less than $5,000,000; or (viii) a partnership in which all the partners fall within the classes of persons in paragraph (i) to (iii) above.

A "sophisticated private investor" is defined in the Investment Business (Exemptions) Order 2004, promulgated under the Bermuda Investment Business Act 2003 (as amended) as (i) an individual who has such knowledge, and experience in, financial and business matters as would enable him to properly evaluate the merits and risks of the prospective purchase of investments; and (ii) who, in respect of each investment transaction, deals in amounts of not less than $100,000. A "high net worth private investor" means an individual whose net worth or joint net worth with that person's spouse in the year in which he purchases an investment exceeds $1,000,000; and "net worth" means the excess of total assets at fair market value over total liabilities; and a "high income private investor" means an individual who had an individual income in excess of $200,000 in each of the previous two years or has had a joint income with that person's spouse in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year; and "current year" means the year in which he purchases an investment.

Accredited Investor and Qualified Eligible Person ("QEP") Status

An applicant for Shares must meet one of the following criteria to be an Eligible Investor:-

INDIVIDUAL SUBSCRIBERS

(a) The applicant (hereinafter referred to as the Subscriber) is an accredited investor and qualified eligible person because the Subscriber has individual net worth, or the Subscriber's spouse and the Subscriber have a combined net worth, in excess of $1,000,000, and the Subscriber satisfies the Portfolio Requirement. For purposes of this Appendix, "net worth" means the excess of total assets at fair market value, including home, home furnishings and automobiles, over total liabilities. For purposes of determining "net worth," the principal residence owned by an individual shall be valued either at cost, including the cost of improvements, net of current encumbrances upon the property, or the appraised value of the property as determined upon a written appraisal used by an institutional lender making a loan to the individual secured by the property, including the cost of subsequent improvements, net of current encumbrances upon the property.

An applicant for Shares will be deemed to have satisfied the "Portfolio Requirement" only if the applicant (hereinafter referred to as the Subscriber) either: (i) owns securities (including participations in the Fund and other pools) of issuers not affiliated with the Subscriber and other investments (e.g., real estate held for investment purposes) with an aggregate market value of at least $2,000,000, or (ii) has on deposit with a futures commission merchant at least $200,000 in exchange-specified initial margin and option premium for commodity interest transactions, or (iii) owns a portfolio comprised of a proportionate combination of (i) and (ii) (e.g., $1,000,000 in securities and $100,000 in margin and premium).

CORPORATIONS, PARTNERSHIPS OR LIMITED LIABILITY COMPANIES

(b) The Subscriber is an accredited investor and qualified eligible person because it has total assets in excess of $5,000,000, was not formed for the specific purpose of investing in the Fund, its purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Fund, is not a commodity pool, and satisfies the Portfolio Requirement.

(c) The Subscriber is an accredited investor and qualified eligible person because it has total assets in excess of $5,000,000, was not formed for the specific purpose of investing in the Fund and is: (i) a futures commission merchant registered pursuant to Section 4(d) of the Commodity Exchange Act, as amended ("CEA"), (ii) a commodity trading advisor registered pursuant to Section 4m of the CEA who has either been so registered and active as such for two years or who provides commodity interest trading advice to commodity accounts which, in the aggregate, have total assets in excess of $5,000,000 deposited at one or more futures commission merchants, (iii) a commodity pool operator registered pursuant to Section 4m of the CEA who has either been so registered and active as such for two years or who operates pools which, in the aggregate, have total assets in excess of $5,000,000; (iv) a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; or (v) an investment adviser registered pursuant to the Investment Advisers Act of 1940, as amended (the "Advisers Act"), who has either been so registered and active as such for two years or who provides securities investment advice to securities accounts which, in the aggregate, have total assets in excess of $5,000,000 deposited at one or more registered securities brokers.

(d) The Subscriber is an accredited investor and qualified eligible participant because it has total assets in excess of $5,000,000, it was not formed for the specific purpose of investing in the Fund, it satisfies the Portfolio Requirement, it is a commodity pool, and its purchase is directed by a qualified eligible person.

(e) The Subscriber is an accredited investor and qualified eligible person because all of its equity owners, unit owners and participants are accredited investors and qualified eligible persons.

TRUSTS

(f) The Subscriber is an accredited investor and qualified eligible person because it has total assets in excess of $5,000,000, it was not formed for the specific purpose of investing in the

Fund, its purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Fund, and either: (i) the Subscriber satisfies the Portfolio Requirement and its purchase is directed by a qualified eligible person; or (ii) the trustee or other person authorized to make investment decisions for the trust, and each settlor or other person who has contributed assets to the trust, is a qualified eligible person.

(g) The Subscriber is an accredited investor and qualified eligible person because it (i) is a bank as defined in Section 3(a)(2) of the Securities Act or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of that Act, (ii) is acting in its fiduciary capacity as trustee, (iii) satisfies the Portfolio Requirement, and (iv) is subscribing for the purchase of the securities being offered on behalf of a trust which qualifies as a qualified eligible person.

(h) The Subscriber is an accredited investor and qualified eligible person because it is a revocable trust which may be amended or revoked at any time by the grantors thereof and all of the grantors are accredited investors and qualified eligible persons.

EMPLOYEE BENEFIT PLANS (INCLUDING KEOGH PLANS)

(i) The Subscriber is an accredited investor and qualified eligible person because it is an employee benefit plan within the meaning of ERISA, the decision to invest in the Fund was made by a plan fiduciary (as defined in Section 3(21) of ERISA), which is either a bank, savings and loan association, insurance company or investment adviser registered as such under the Advisers Act, and the Subscriber satisfies the Portfolio Requirement.

(j) The Subscriber is an accredited investor and qualified eligible person because it is an employee benefit plan within the meaning of ERISA, it has total assets in excess of $5,000,000, and the Subscriber satisfies the Portfolio Requirement.

(k) The Subscriber is an accredited investor and qualified eligible person because it is a self-directed plan directed by a participant who is an accredited investor and qualified eligible person.

(l) The Subscriber is an accredited investor and qualified eligible person because the beneficiary thereof is an accredited investor and qualified eligible person.

OTHER TAX-EXEMPT ENTITIES

(m) The Subscriber is an accredited investor and qualified eligible person because it is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, was not formed for the specific purpose of acquiring the Interests, has total assets in excess of $5,000,000 and: either (i) satisfies the Portfolio Requirement; or (ii) the trustee or other person authorized to make investment decisions on behalf of the Subscriber, and the person who established the Subscriber, are qualified eligible persons.

(n) The Subscriber is an accredited investor and qualified eligible person because it is a plan established and maintained by a State, its political subdivisions, or any agency or instrumentality

of a State or its political subdivisions for the benefit of its employees, has total assets in excess of 5,000,000 and satisfies the Portfolio Requirement.

BANKS

(o) The Subscriber is an accredited investor and qualified eligible person because it is a bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of that Act, acting in its individual capacity, and satisfies the Portfolio Requirement. ("Bank" is defined in Section 3(a)(2) of the Securities Act as "any national bank, or any banking institution organized under the laws of any State . . ., the business of which is substantially confined to banking and is supervised by the State or territorial banking commission or similar official.")

INSURANCE COMPANIES

(p) The Subscriber is an accredited investor and qualified eligible person because it is an insurance company as defined in Section 2(13) of the Securities Act, acting in its individual capacity, and either: (i) satisfies the Portfolio Requirement. ("Insurance company" is defined in Section 2(13) of the Securities Act as a "company which is organized as an insurance company whose primary and predominant business activity is the writing of insurance or the reinsuring of risks underwritten by insurance companies, and which is subject to supervision by the insurance commissioner, or a similar official or agency, of a State.")

NON UNITED STATES PERSONS

(q) The Subscriber is an individual who is not a resident of the United States.

(r) The Subscriber is a corporation, partnership or other entity organized principally for passive investment (such as a commodity pool or investment company) that (a) was not formed for the principal purpose of enabling U.S. Persons to participate in the Fund or in other commodity pools exempt under CFTC Rule 4.7; and (b) is 90% or more owned by Non-U.S. Persons and U.S. Persons that are QEPs.

(s) The Subscriber is a Corporation, partnership or other entity, other than a passive investment entity as described immediately above, organized under the laws of, and with its principal place of business in, a non-U.S. jurisdiction.

(t) The Subscriber is a pension plan for the employees, officers or principals of an entity organized and with its principal place of business outside the U.S.

(u) The Subscriber is an estate or trust whose income is not subject to U.S. income tax, regardless of source.

ADMINISTRATOR: M Q Services Ltd

NAV Report

Month: **Jun-07**

SCHEME NAME (sub scheme inclusive ie classes and series)	NAV PER SECURITY CURRENT PRICE - US$	Subscriptions US$	Redemptions US$	TOTAL NAV (In Local)	EXCH RATE	TOTAL NAV (In US Dollars)	Number of Shares issued
ACL Alternative Fund - USD Share Class	177.30	13,228,634.15	(5,048,297.48)	628,217,059.17	1.0000	628,217,059.17	3,543,188.558
ACL Alternative Fund - Euro Share Class	177.30	4,803,625.22		73,220,641.41	1.3534	99,100,477.11	577,840.473
ACL Alternative Fund - GBP Share Class	177.30			825,832.12	2.0076	1,657,976.24	7,343.078
ACL Alternative Fund - USD Share Class B	108.40			16,901,271.57	1.0000	16,901,271.57	155,919.984
ACL Fund, Ltd - USD Share Class	164.06			20,630,660.21	1.0000	20,630,660.21	125,752.952
ACL Fund, Ltd - Euro Share Class	164.06			58,469,873.18	1.3535	79,136,049.86	368,260.149
Abbey Captial - Multi - Manager Fund Limited	103.74			23,140,457.33	1.0000	23,140,457.33	223,071.370
				821,405,794.99		868,783,951.49	

RECEIVED
2007 AUG 22 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Number of Shares outstanding
3,543,188.558
577,840.473
7,343.078
155,919.984
125,752.952
368,260.149
223,071.370

ADMINISTRATOR: M Q Services Ltd

NAV Report

Month: Jun-07

SCHEME NAME (sub scheme inclusive ie classes and series)	NAV PER SECURITY CURRENT PRICE - US$	Subscriptions US$	Redemptions US$	TOTAL NAV (In Local)	EXCH RATE	TOTAL NAV (In US Dollars)	Number of Shares issued	Number of Shares outstanding
ACL Alternative Fund - USD Share Class	177.30	13,228,634.15	(5,048,297.48)	628,217,059.17	1.0000	628,217,059.17	3,543,188.558	3,543,188.558
ACL Alternative Fund - Euro Share Class	177.30	4,803,625.22		73,220,641.41	1.3534	99,100,477.11	577,840.473	577,840.473
ACL Alternative Fund - GBP Share Class	177.30			825,832.12	2.0076	1,657,976.24	7,343.078	7,343.078
ACL Alternative Fund - USD Share Class B	108.40			16,901,271.57	1.0000	16,901,271.57	155,919.984	155,919.984
ACL Fund, Ltd - USD Share Class	164.06			20,630,660.21	1.0000	20,630,660.21	125,752.952	125,752.952
ACL Fund, Ltd - Euro Share Class	164.06			58,469,873.18	1.3535	79,136,049.86	368,260.149	368,260.149
Abbey Captial - Multi - Manager Fund Limited	103.74			23,140,457.33	1.0000	23,140,457.33	223,071.370	223,071.370
				821,405,794.99		868,783,951.49		

BERMUDA STOCK EXCHANGE
BSX

RECEIVED
2007 MAR 22 A
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bermuda Stock Exchange
Washington Mall / 3F
Church Street
Hamilton, HM 11
Bermuda

Phone 441-292-7212
Fax 441-292-7619
Internet www.bsx.com
Reuters THEBSX
Bloomberg BSX <Go>

30 November 2006

VIA FAX 292-8899

Mr. Christopher Kennedy
Harbour Financial Service
52 Reid Street
Hamilton, HM 12.

Dear Mr. Kennedy:

Re: Abbey Capital Mulit-Manager Fund Ltd ("the Fund")

I have great pleasure in notifying you that on November 30th, 2006, the Listing Committee of the Bermuda Stock Exchange approved the listing of up to 10 million Redeemable US Dollar Shares of the Abbey Capital Multi-Manager Fund Ltd.

Per our telephone conversation I would like to draw your attention, however, to the following points in the prospectus that should be corrected:-

1. Page 20 – reference to Mr. Hoskins being a Director since 2004;

2. Page ix – remove black line editing marks on page numbers and check prospectus for any other similar marks.

Please note this listing approval relates to the shares described in this communication only. Should the Fund issue any further class of shares, distinct in any way, consultation must take place with the Exchange and an additional listing application may be required.

The BSX appreciates your support in bringing this new issuer to listing and welcomes all future applications under your sponsorship.

Yours sincerely,

James McKirdy
Chief Compliance Officer.

AbbeyCapital

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Securities Exchange Commission
Office of International Corporate Finance,
101F Street North East,
Washington DC,
20549 Mail Stop Room 36 28
U.S.A.

7th December 2006

Re: Registration Exemption for a Foreign Private Issuer under Rule 12g3-2 of the Securities Exchange Act 1934 (the "Act").

Dear Sir/Madam,

Abbey Capital Limited, as Investment Manager of the Abbey Capital Multi-Manager Fund Limited (the "Fund"), wishes to make an application for the Fund to be treated as a Foreign Private Issuer, and avail of section 12(g)3 2(b) of the Act, which would exempt the Fund from the requirement to register its securities under 12(g) of the Act.

The Fund was established as a limited liability company in Bermuda in October 2006. It is sold by way of Private Placement and is limited to investors who meet Qualified Eligible Person and Accredited Investor criteria.

The fund has been approved for listing on the Bermuda Stock Exchange and I attach its listing approval letter. The fund is due to launch in Jan 07 and I attach a copy of its Private Placement Memorandum. It will invest substantially all of its assets in the ACL Alternative Fund, a Foreign Private Issuer that is managed by Abbey Capital limited. Please let me know if you require any additional information.

I would appreciate if you could confirm receipt of this letter and its attachments.

Yours faithfully,

Claire Gately
Compliance Director
Abbey Capital Limited
Ph 00-1-353-1-8280407
Fax 00-1-353-8280499
cgately@abbeycapital.com

For the Exclusive Use of ______________________ Memorandum Number: ___________

CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM

ABBEY CAPITAL MULTI-MANAGER FUND LIMITED

(A company incorporated as an open-ended investment company under the laws of Bermuda with registration number 38980)

Abbey Capital Limited
Investment Manager

THESE ARE SPECULATIVE SECURITIES.

PURSUANT TO AN EXEMPTION FROM THE U.S. COMMODITY FUTURES TRADING COMMISSION IN CONNECTION WITH POOLS WHOSE PARTICIPANTS ARE LIMITED TO QUALIFIED ELIGIBLE PERSONS, A MEMORANDUM FOR THIS POOL IS NOT REQUIRED TO BE, AND HAS NOT BEEN, FILED WITH THE COMMISSION. THE U.S. COMMODITY FUTURES TRADING COMMISSION DOES NOT PASS UPON THE MERITS OF PARTICIPATING IN A POOL OR UPON THE ADEQUACY OR ACCURACY OF A MEMORANDUM. CONSEQUENTLY, THE U.S. COMMODITY FUTURES TRADING COMMISSION HAS NOT REVIEWED OR APPROVED THIS PLACEMENT OR ANY MEMORANDUM FOR THIS POOL.

IT IS ANTICIPATED THAT THE SHARES WILL BE LISTED ON THE BERMUDA STOCK EXCHANGE. THE BERMUDA STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATIONS AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON ANY PART OF THE CONTENTS OF THIS DOCUMENT.

LISTING SPONSOR

HARBOUR FINANCIAL SERVICES LIMITED

THE BERMUDA STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATIONS AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR

GENERAL NOTICES
(cont.)

IN RELIANCE UPON ANY PART OF THE CONTENTS OF THIS DOCUMENT. SHARES IN THE FUND MAY ONLY BE MARKETED (SUBJECT TO ADDITIONAL RESTRICTIONS STATED IN THIS MEMORANDUM) TO QUALIFIED INVESTORS.

17th October 2006

GENERAL NOTICES

THE FUND EXPECTS TO APPLY TO LIST ITS SHARES ON THE BERMUDA STOCK EXCHANGE. THIS DOCUMENT INCLUDES PARTICULARS GIVEN IN COMPLIANCE WITH THE LISTING REGULATIONS OF THE BERMUDA STOCK EXCHANGE FOR THE PURPOSE OF GIVING INFORMATION WITH REGARD TO THE FUND. THE DIRECTORS OF THE FUND COLLECTIVELY AND INDIVIDUALLY ACCEPT FULL RESPONSIBILITY FOR THE ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT AND CONFIRM, HAVING MADE ALL REASONABLE ENQUIRIES, THAT TO THE BEST OF THEIR KNOWLEDGE AND BELIEF THERE ARE NO OTHER FACTS THE OMISSION OF WHICH WOULD MAKE ANY STATEMENT HEREIN MISLEADING.

THE REDEEMABLE PARTICIPATING SHARES ("SHARES") IN ABBEY CAPITAL MULTI-MANAGER FUND LIMITED (THE "FUND") ARE OFFERED EXCLUSIVELY TO FINANCIALLY SOPHISTICATED, HIGH NET WORTH, INSTITUTIONAL INVESTORS AND QUALIFIED INVESTORS CAPABLE OF EVALUATING THE MERITS AND RISKS OF AN INVESTMENT IN THE FUND.

THIS CONFIDENTIAL PRIVATE MEMORANDUM ("MEMORANDUM") CONSTITUTES AN OFFER ONLY TO THE PROSPECTIVE INVESTOR NAMED ON THE COVER PAGE OF THIS MEMORANDUM, AND ONLY IF DELIVERY OF THIS MEMORANDUM IS PROPERLY AUTHORIZED BY ABBEY CAPITAL LIMITED ("ABBEY"). THE FUND WILL NOT TRADE DIRECTLY BUT RATHER BY INVESTING SUBSTANTIALLY ALL OF ITS CAPITAL IN ACL ALTERNATIVE FUND LIMITED, OF WHICH ABBEY CAPITAL LIMITED IS THE INVESTMENT MANAGER

THE PROSPECTIVE INVESTOR, BY ACCEPTING RECEIPT OF THIS MEMORANDUM, AGREES NOT TO DUPLICATE THIS MEMORANDUM OR FURNISH THIS MEMORANDUM OR ANY COPY OF THIS MEMORANDUM TO ANY PERSON OTHER THAN SUCH PROSPECTIVE INVESTOR'S PROFESSIONAL ADVISERS (SUBJECT TO CUSTOMARY UNDERTAKINGS OF CONFIDENTIALITY), AND FURTHER AGREES PROMPTLY TO DISPOSE OF THIS MEMORANDUM SHOULD THE PROSPECTIVE INVESTOR DECIDE NOT TO INVEST.

THE DESCRIPTIONS AND SUMMARIES OF DOCUMENTS IN THIS MEMORANDUM DO NOT PURPORT TO BE COMPLETE; INVESTORS SHOULD REFER TO THE ACTUAL DOCUMENTS TO UNDERSTAND THEIR COMPLETE TERMS AND CONDITIONS.

THE PROSPECTIVE INVESTOR SHOULD NOT CONSTRUE THE CONTENTS OF THIS MEMORANDUM AS LEGAL, TAX OR FINANCIAL ADVICE, AND SHOULD CONSULT WITH SUCH PROSPECTIVE INVESTOR'S OWN PROFESSIONAL ADVISERS AS TO THE LEGAL, TAX, FINANCIAL OR OTHER CONSIDERATIONS RELEVANT TO DETERMINING THE SUITABILITY OF THIS INVESTMENT.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATIONS CONCERNING THE FUND OR THE SHARES OTHER THAN THOSE CONTAINED IN THIS MEMORANDUM. THE PROSPECTIVE INVESTOR MUST SUBSCRIBE SOLELY ON THE BASIS OF THE INFORMATION SET FORTH HEREIN.

GENERAL NOTICES
(cont.)

THE SHARES MAY NOT BE TRANSFERRED OR RESOLD EXCEPT WITH THE CONSENT OF THE FUND AND AS PERMITTED UNDER APPLICABLE LAW. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE SHARES ARE SPECULATIVE, ILLIQUID, INVOLVE SUBSTANTIAL RISK, AND ARE A SUITABLE INVESTMENT ONLY FOR A LIMITED PORTION OF A PORTFOLIO.

THE PAST PERFORMANCE OF SPECULATIVE STRATEGIES SUCH AS THOSE IMPLEMENTED BY THE FUND IS NOT NECESSARILY INDICATIVE OF THEIR FUTURE RESULTS.

There are significant risks associated with an investment in the Fund.

Investment in the Fund is suitable only for sophisticated investors:

(i) who can accept the risks associated with such an investment, including a substantial or complete loss of their investment,

(ii) for whom an investment in the Fund does not constitute a complete investment programme, and

(iii) who fully understand and are willing to assume the risks involved in the investment programme of the Fund. There can be no assurance that the Fund will achieve its investment objective. Each prospective investor should carefully review the Memorandum and carefully consider the risks before deciding to invest.

SEE "RISK FACTORS" AND "CONFLICTS OF INTEREST."

REGULATORY NOTICES

GENERAL

THIS MEMORANDUM SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY OFFER, SOLICITATION OR SALE OF THE SHARES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE IS NOT AUTHORIZED OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER, SOLICITATION OR SALE.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE FUND AND THE TERMS OF THIS OFFERING OF THE SHARES, INCLUDING THE MERITS AND RISKS INVOLVED. THE SHARES HAVE NOT BEEN RECOMMENDED, APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ANY U.S. STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY. NONE OF THE FOREGOING AUTHORITIES HAVE PASSED UPON, OR ENDORSED THE MERITS OF, THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES HAVE NOT BEEN REGISTERED WITH THE SEC UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY U.S. STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH U.S. STATE LAWS. THE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND SUCH APPLICABLE U.S. STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREUNDER. THERE IS NO PUBLIC OR OTHER MARKET FOR THESE SECURITIES, NOR IS IT LIKELY THAT ANY SUCH MARKET WILL DEVELOP. THEREFORE, INVESTORS MUST EXPECT TO BE REQUIRED TO RETAIN OWNERSHIP OF THESE SECURITIES AND BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD.

THE FUND HAS NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE U.S. INVESTMENT FUND ACT OF 1940, AS AMENDED (THE "1940 ACT") BECAUSE ITS ACTIVITIES DO NOT GENERATE AN OBLIGATION TO SO REGISTER. THE BYE-LAWS OF THE FUND CONTAIN PROVISIONS DESIGNED TO PREVENT THE HOLDING OF SHARES BY U.S. PERSONS UNDER CIRCUMSTANCES THAT WOULD CAUSE THE FUND TO VIOLATE US LAW, AND PERMIT THE DIRECTORS TO COMPULSORILY REDEEM SUCH SHARES AS THE DIRECTORS BELIEVE TO BE NECESSARY OR APPROPRIATE TO COMPLY WITH U.S. LAW.

STATEMENTS MADE IN THIS MEMORANDUM ARE BASED ON THE LAW AND PRACTICE CURRENTLY IN FORCE IN BERMUDA AND ARE SUBJECT TO CHANGES IN THAT LAW.

PERMISSION UNDER THE EXCHANGE CONTROL ACT 1972 OF BERMUDA, AS AMENDED (AND REGULATIONS MADE THEREUNDER), HAS BEEN OBTAINED FROM THE BERMUDA MONETARY AUTHORITY (THE "AUTHORITY") FOR THE ISSUE (AND SUBSEQUENT TRANSFER) OF THE SHARES BEING OFFERED

PURSUANT TO THIS DOCUMENT TO PERSONS RESIDENT AND NON-RESIDENT IN BERMUDA FOR EXCHANGE CONTROL PURPOSES. THE AUTHORITY HAS CLASSIFIED THE FUND AS A BERMUDA INSTITUTIONAL SCHEME UNDER THE BERMUDA MONETARY AUTHORITY (COLLECTIVE INVESTMENT SCHEME CLASSIFICATION) REGULATIONS 1998. AS SUCH, THE FUND IS EXEMPTED FROM THE NEED TO APPOINT A BERMUDA CUSTODIAN AND MAY NOT BE SUPERVISED TO THE SAME DEGREE AS OTHER SCHEMES WHICH ARE REGULATED AND SUPERVISED BY THE AUTHORITY. THEREFORE, THE FUND SHOULD BE VIEWED AS AN INVESTMENT SUITABLE ONLY FOR INVESTORS WHO CAN FULLY EVALUATE AND BEAR THE RISKS INVOLVED. IN ADDITION, A COPY OF THIS MEMORANDUM HAS BEEN DELIVERED TO THE REGISTRAR OF COMPANIES IN BERMUDA (THE "BERMUDA REGISTRAR") FOR FILING PURSUANT TO THE COMPANIES ACT 1981 OF BERMUDA, AS AMENDED. IT MUST BE CLEARLY UNDERSTOOD BY POTENTIAL INVESTORS THAT ANY APPROVALS OR PERMISSIONS RECEIVED FROM THE AUTHORITY OR THE ACCEPTANCE OF THIS MEMORANDUM FOR FILING BY THE BERMUDA REGISTRAR DOES NOT CONSTITUTE A GUARANTEE BY THE AUTHORITY OR THE BERMUDA REGISTRAR AS TO THE PERFORMANCE OR CREDITWORTHINESS OF THE FUND. FURTHERMORE, IN GIVING SUCH APPROVALS OR PERMISSIONS OR ACCEPTING THIS MEMORANDUM FOR FILING, NEITHER THE AUTHORITY NOR THE BERMUDA REGISTRAR SHALL BE LIABLE FOR THE PERFORMANCE OF THE FUND OR FOR THE FINANCIAL SOUNDNESS OF ANY PROPOSALS OR FOR THE CORRECTIONS OF ANY STATEMENTS MADE OR OPINIONS EXPRESSED WITH REGARD TO THEM.

NO TAX CONFIDENTIALITY

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS MEMORANDUM, THE PROSPECTIVE INVESTOR (AND EACH EMPLOYEE, REPRESENTATIVE OR OTHER AGENT OF THE PROSPECTIVE INVESTOR) MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION OF ANY KIND, THE TAX TREATMENT AND TAX STRUCTURE OF THE TRANSACTIONS DESCRIBED IN THIS MEMORANDUM AND ALL MATERIALS OF ANY KIND (INCLUDING OPINIONS OR OTHER TAX ANALYSES) THAT ARE PROVIDED TO THE PROSPECTIVE INVESTOR RELATING TO SUCH TAX TREATMENT AND TAX STRUCTURE. THIS AUTHORIZATION OF TAX DISCLOSURE IS RETROACTIVELY EFFECTIVE TO THE COMMENCEMENT OF DISCUSSIONS BETWEEN THE FUND OR ITS REPRESENTATIVES AND THE PROSPECTIVE INVESTOR REGARDING THE TRANSACTIONS CONTEMPLATED HEREIN.

FLORIDA INVESTORS

IF THE INVESTOR IS NOT A BANK, A TRUST COMPANY, A SAVINGS INSTITUTION, AN INSURANCE COMPANY, A DEALER, AN INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT, A PENSION OR A PROFIT-SHARING TRUST, OR A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), THE INVESTOR ACKNOWLEDGES THAT ANY SALE OF THE SHARES TO THE INVESTOR IS VOIDABLE BY THE INVESTOR EITHER WITHIN THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY THE INVESTOR TO THE FUND, OR AN AGENT OF THE FUND, OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO THE INVESTOR, WHICHEVER OCCURS LATER.

FOREIGN FUTURES TRANSACTIONS

ACL ALTERNATIVE FUND LIMITED (IN WHICH THE FUND WILL INVEST SUBSTANTIALLY ALL OF ITS ASSETS) MAY TRADE FOREIGN FUTURES OR OPTIONS CONTRACTS. TRANSACTIONS ON MARKETS LOCATED OUTSIDE THE UNITED STATES, INCLUDING MARKETS FORMALLY LINKED TO A UNITED STATES MARKET, MAY BE SUBJECT TO REGULATIONS WHICH OFFER DIFFERENT OR DIMINISHED PROTECTION TO ACL ALTERNATIVE FUND LIMITED AND ITS PARTICIPANTS. FURTHER, UNITED STATES REGULATORY AUTHORITIES MAY BE UNABLE TO COMPEL ENFORCEMENT OF THE RULES OF REGULATORY AUTHORITIES OR MARKETS IN NON-UNITED STATES JURISDICTIONS WHERE TRANSACTIONS FOR ACL ALTERNATIVE FUND LIMITED MAY BE EFFECTED.

SEE "RISK FACTORS" AND "CONFLICTS OF INTEREST."

There is no prohibition on dealings in the assets of the Fund by the Administrator, the the Registrar and Transfer Agent, the Investment Manager or entities related to the Administrator, to the Registrar and Transfer Agent or to the Investment Manager provided the transaction is carried out as if effected on normal commercial terms negotiated at arm's length, is in the best interests of Shareholders and the execution of the transaction is on best terms on organised investment exchanges under their rules.

The Directors of the Fund, whose names appear under the heading "Management and Administration of the Fund", accept responsibility for the information contained in this Memorandum. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) such information is in accordance with the facts and does not omit anything likely to affect the import of such information. The Directors accept responsibility accordingly.

PRIVACY POLICY

THE FOLLOWING PRIVACY POLICY DESCRIBES THE STANDARDS THAT THE FUND AND THE INVESTMENT MANAGER FOLLOW FOR THE COLLECTION, USE AND PROTECTION OF NONPUBLIC PERSONAL INFORMATION.

THE FUND AND THE INVESTMENT MANAGER ARE COMMITTED TO SAFEGUARDING THE PERSONAL INFORMATION THAT INVESTORS PROVIDE. THIS PRIVACY POLICY DESCRIBES HOW THE FUND HANDLES AND PROTECTS PERSONAL INFORMATION THAT IS COLLECTED ABOUT INDIVIDUALS WHO APPLY FOR OR RECEIVE SHARES IN THE FUND. THE PROVISIONS OF THIS NOTICE APPLY TO FORMER SHAREHOLDERS AS WELL AS CURRENT SHAREHOLDERS.

WHY AND HOW THE FUND COLLECTS PERSONAL INFORMATION

WHEN AN INVESTOR SUBMITS A SUBSCRIPTION, THE FUND COLLECTS PERSONAL INFORMATION ABOUT THE INVESTOR FOR BUSINESS PURPOSES, SUCH AS PROCESSING REQUESTS AND TRANSACTIONS, INFORMING THE INVESTOR ABOUT PRODUCTS AND SERVICES THAT MAY BE OF INTEREST, AND PROVIDING CUSTOMER SERVICE. THE PERSONAL INFORMATION COLLECTED INCLUDES:

- INFORMATION THE INVESTORS PROVIDES ON SUBSCRIPTION DOCUMENTS, APPLICATIONS AND OTHER FORMS, SUCH AS NAME, ADDRESS, DATE OF BIRTH, SOCIAL SECURITY NUMBER, OCCUPATION, ASSETS, AND INCOME;
- INFORMATION ABOUT TRANSACTIONS WITH THE FUND; AND
- INFORMATION THE INVESTOR PROVIDES TO THE REGISTRAR AND TRANSFER AGENT TO VERIFY THE INVESTOR'S IDENTITY, SUCH AS A PASSPORT.

HOW THE FUND PROTECTS PERSONAL INFORMATION

THE FUND LIMITS ACCESS TO EACH SHAREHOLDER'S PERSONAL INFORMATION TO THOSE EMPLOYEES WHO NEED TO KNOW IN ORDER TO CONDUCT THE FUND'S BUSINESS, SERVICE THE SHAREHOLDER'S ACCOUNT, AND HELP THE SHAREHOLDER ACCOMPLISH THEIR FINANCIAL OBJECTIVES. THE SERVICE PROVIDERS' EMPLOYEES ARE REQUIRED TO MAINTAIN AND PROTECT THE CONFIDENTIALITY OF SHAREHOLDER PERSONAL INFORMATION AND MUST FOLLOW ESTABLISHED PROCEDURES TO DO SO. THE INVESTMENT MANAGER MAINTAINS PHYSICAL, ELECTRONIC, AND PROCEDURAL SAFEGUARDS TO PROTECT SHAREHOLDERS' PERSONAL INFORMATION. THE INVESTMENT MANAGER DOES NOT RENT OR SELL NAMES OR PERSONAL INFORMATION TO ANYONE.

INFORMATION IS ONLY DISCLOSED TO THE PARTIES LISTED IN THE AGREEMENT, AND THESE COMPANIES ARE REQUIRED TO KEEP PERSONAL INFORMATION CONFIDENTIAL.

ALSO, THE FUND OR THE INVESTMENT MANAGER MAY DISCLOSE PERSONAL INFORMATION WITH NON-AFFILIATED COMPANIES AND

PRIVACY POLICY

(cont.)

REGULATORY AUTHORITIES AS PERMITTED OR REQUIRED BY APPLICABLE LAW. FOR EXAMPLE, THESE ENTITIES MAY DISCLOSE PERSONAL INFORMATION TO COOPERATE WITH REGULATORY AUTHORITIES AND LAW ENFORCEMENT AGENCIES TO COMPLY WITH SUBPOENAS OR OTHER OFFICIAL REQUESTS, AND AS NECESSARY TO PROTECT THEIR RIGHTS OR PROPERTY. EXCEPT AS DESCRIBED IN THIS PRIVACY POLICY, THESE PARTIES WILL NOT USE PERSONAL INFORMATION ON SHAREHOLDERS FOR ANY OTHER PURPOSE UNLESS THEY DESCRIBE HOW SUCH INFORMATION WILL BE USED AT THE TIME THE INVESTOR DISCLOSES IT TO THESE ENTITIES OR THEY OBTAIN EACH SHAREHOLDER'S PERMISSION TO DO SO.

ACCESSING AND REVISITING PERSONAL INFORMATION

THE FUND AND THE INVESTMENT MANAGER ENDEAVOR TO KEEP THEIR CUSTOMER FILES COMPLETE AND ACCURATE. THEY WILL GIVE EACH SHAREHOLDER REASONABLE ACCESS TO THE INFORMATION THEY HAVE ABOUT THAT SHAREHOLDER. MOST OF THIS INFORMATION IS CONTAINED IN ACCOUNT STATEMENTS THAT THE SHAREHOLDER RECEIVES AND APPLICATIONS THAT THE SHAREHOLDER SUBMITS TO OBTAIN SHARES IN THE FUND. THE FUND AND THE INVESTMENT MANAGER ENCOURAGE EACH SHAREHOLDER TO REVIEW THIS INFORMATION AND NOTIFY THEM IF THE SHAREHOLDER BELIEVES ANY INFORMATION SHOULD BE CORRECTED OR UPDATED. IF A SHAREHOLDER HAS A QUESTION OR CONCERN ABOUT PERSONAL INFORMATION OR THIS PRIVACY NOTICE, PLEASE CONTACT THE FUND OR THE INVESTMENT MANAGER.

ALTHOUGH, BY ITS TERMS, THE FOREGOING PRIVACY POLICY APPLIES ONLY TO NATURAL PERSONS, THE FUND AND THE INVESTMENT MANAGER APPLY THE SAME PRIVACY POLICY WITH RESPECT TO INSTITUTIONAL INVESTORS.

DIRECTORY

REGISTERED OFFICE

M.Q. Services Limited
Chancery Hall,
52 Reid Street,
Hamilton HM 12,
Bermuda

CORPORATE SECRETARY & BERMUDA REGISTRAR

M.Q. Services Limited
Chancery Hall,
52 Reid Street,
Hamilton HM 12, Bermuda

INVESTMENT MANAGER

Abbey Capital Limited,
1-2 Cavendish Row,
Dublin 1,
Ireland

ADMINISTRATOR,

DPM Mellon L.L.C.
400 Atrium Drive, Somerset,
NJ USA 08873

LEGAL ADVISER

Conyers Dill &
Pearman,
Clarendon House,
2 Church Street,
Hamilton
Bermuda

PRINCIPAL DISTRIBUTOR

UBS Financial Services Inc.,
1285 Avenue of the Americas,
New York,
NY 10019

AUDITORS

KPMG,
1 Harbourmaster Place
IFSC, Dublin 1,
Ireland

REGISTRAR & TRANSFER AGENT

Daiwa Europe Fund Managers
Ireland Limited
Level 3, Block 5, Harcourt
Centre,
Harcourt Road
Dublin 2, Ireland

LISTING SPONSOR

Harbour Financial Services
Limited,
Chancery Hall,
52 Reid Street,
Hamilton,
Bermuda

ABBEY CAPITAL MULTI-MANAGER FUND LIMITED

TABLE OF CONTENTS

Section **Page**

Distribution of this Memorandum is not authorised unless it is accompanied by a copy of the most recent annual and semi-annual report of the Fund. Such reports will form part of this Memorandum.

DEFINITIONS

The following definitions apply throughout this Memorandum unless the context otherwise requires:-

"Accounting Date"	the date by reference to which the annual accounts of the Fund shall be prepared and shall be December 31 in each year.
"Accounting Period"	a period ending on an Accounting Date and commencing (in the case of the first such period) from the date of the first issue of Shares or (in any other case) from the end of the last Accounting Period
"ACL Alternative Fund Limited"	an open-ended investment company with variable capital and limited liability, incorporated in Bermuda in January 2002. The Fund intends to invest all of its assets (less an amount set aside for expenses) in the ACL Alternative Fund. Abbey Capital Limited acts as the Investment Manager for this fund also and is its founder shareholder.
"Administrator"	DPM Mellon L.L.C.
"Administration Agreement"	an agreement entered into between the Administrator and the Fund on or around 17th October 2006
"Bank Account"	the accounts(s) established by the Fund with the Registrar and Transfer Agent for the purpose of accepting subscriptions and making redemptions and other third party payments.
"Base Currency"	United States Dollars (USD)
"Bye-Laws"	the Memorandum of Association and Bye-Laws of the Fund, as amended from time to time
"Board" or "Directors"	the board of directors of the Fund, including duly authorised committees of the board of directors
"Business Day"	any day (except Saturday or Sunday) on which commercial banks are open for business in Dublin, London and New York City
"Closing Date"	such date as may be determined by the Directors
"Corporate Secretary and Bermuda Registrar"	M.Q. Services Limited

"Dealing Day"	the first Business Day in each month, based on the Net Asset Value of the Fund on the preceding Business Day, unless amended by the Directors.
"Distribution Fee"	the annual fee equal to 2.0% of the average month-end Net Asset Value of the Fund paid by the Fund to the Principal Distributor.
"Eligible Investor"	any person, corporation or entity that meets the requirements in the Subscription Agreement and falls into one of the categories listed in Appendix A of this Memorandum, excluding any Restricted Person, and who is a Qualified Investor.
"Founder Share"	a founder share in the capital of the Fund with a par value of USD0.01 each
"Founder Shareholder"	Abbey Capital Limited, or a successor company, as holder of the Fund's founder shares as described in the General Information section
"Investment Manager"	Abbey Capital Limited or any successor company as Investment Manager of the Fund
"Investment Management Agreement"	an agreement entered into between the Fund and the Investment Manager on or around 17th October 2006, as amended
"Net Asset Value of the Fund"	the net asset value of the Fund calculated in accordance with the provisions of the Bye-Laws, as described under " Calculation of Net Asset Value"
"Net Asset Value per Share"	the net asset value per Share of the Fund calculated in accordance with the provisions of the Bye-Laws, as described under "Calculation of Net Asset Value"
"Principal Distributor"	UBS Financial Services Inc. acting in its capacity pursuant to the Principal Distribution Agreement as distributor of Shares in the Fund.
"Principal Distribution Agreement"	an agreement entered into by the Fund and the Principal Distributor on or around 17th October 2006
"Qualified Investor"	an investor who has truthfully completed an investor suitability declaration, in the form prescribed by the Bermuda Stock Exchange from time to time or in such other form as the Bermuda Stock Exchange may approve and either; (1) makes and investment of not less than $100,000

in the issuer; or (2) other wise meets one of the suitability tests set out in the investor suitability declaration

"Recognised Exchange"	any regulated market or exchange (which is an exchange within the meaning of the law of the country concerned relating to exchanges) in the European Union, the Organisation for Economic Co-operation and Development, Hong Kong, Singapore and South Africa, NASDAQ, EASDAQ, the market in U.S. government securities which is conducted by primary dealers which are regulated by the Federal Reserve Bank of New York, the over the counter market in the U.S. in transferable securities conducted by primary dealers and secondary dealers which are regulated by the U.S. Securities and Exchange Commission and by the National Association of Securities Dealers Inc. and the over-the-counter market in Tokyo regulated by the Securities Dealers Association of Japan and any other regulated exchange or market agreed by the Irish Stock Exchange
"Redemption Price"	the Net Asset Value per Share of the Fund less a redemption charge (if any) as described herein rounded downwards to the nearest cent.
"Registrar and Transfer Agent"	Daiwa Europe Fund Managers Ireland Limited
"Registrar and Transfer Agent Agreement"	an agreement entered into between the Fund, the Corporate Secretary and Bermuda Registrar and the Registrar and Transfer Agent on or around 17th October 2006
"Restricted Person"	a person in respect of whom the Directors have imposed restrictions for the purpose of ensuring that no investment in the Fund is made by any person or persons (a) in breach of the law or requirements of any country or governmental authority; or (b) in circumstances (whether directly or indirectly affecting such person or persons and whether taken alone or in conjunction with any other person or persons, connected or not, or any other circumstance appearing to the Directors to be relevant) which, in the opinion of the Directors, might result in the Fund incurring any liability to taxation or suffering any other regulatory, legal, taxation pecuniary, fiscal or material administrative disadvantage which the Fund might not otherwise incur or suffer, or (c) who is a US Person, except that the Directors may authorise a US Person to invest in the Fund provided that, (i) such investment does not result in a violation of the Securities Act of the securities laws of any of the States of the United States; (ii) such investment will not require

the Fund to register under the United States Investment Company Act of 1940, as amended or to file a prospectus with the CFTC under the Commodity Exchange Act; and (iii) any such investment will not cause any of the assets of the Fund to be "plan assets" for the purposes of the Employee Retirement Income Security Act of 1974

"Securities Act"	the United States Securities Act of 1933, as amended
"Shareholder"	a person who is registered as the holder of Shares in the register for the time being kept by or on behalf of the Fund
"Shares"	redeemable shares in the capital of the Fund, with a par value of USD0.001 each
"Subscription Agreement"	an agreement to be executed by each investor in order to subscribe for Shares in the Fund
"Subscription Price"	the Net Asset Value per Share of the Fund plus a sales charge (if any) rounded upwards to the nearest cent.
"Trading Advisors"	trading advisors of the ACL Alternative Fund Limited
"United States"	The United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction
"US Person"	has the meaning prescribed in Regulation S under the Securities Act, and thus shall include, (i) any natural person resident in the United States; (ii) any partnership or corporation organised or incorporated under the laws of the United States; (iii) any estate of which any executor or administrator is a US Person; (iv) any trust of which any trustee is a US Person; (v) any agency or branch of a foreign entity located in the United States; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a US Person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organised, incorporated, or (if an individual) resident in the United States; and (viii) any partnership or corporation if: (A) organised or incorporated under the laws of any foreign jurisdiction; and (B) formed by a US Person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organised or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trust

"Valuation Day"	the day as at which the Net Asset Value per Share is calculated, being the last Business Day in each month, unless otherwise determined by the Directors.

In this Memorandum, unless otherwise specified, all references to "billion" are to one thousand million, to "Dollars", "US$" or "USD" are to United States dollars. References to "cents" are to United States cents.

THE FUND

Establishment and Duration

The Fund was incorporated on the 4th October 2006 under the laws of Bermuda as an open-ended investment company with variable capital and limited liability.

Although the Fund has an unlimited life, it may at any time, by giving not less than four nor more than twelve weeks' notice to the Shareholders, expiring on a Dealing Day, redeem at the Redemption Price prevailing on such Dealing Day all the Shares in the Fund then outstanding.

The Fund will be a feeder fund to the ACL Alternative Fund Limited (the "ACL Alternative Fund") as it will invest substantially all of its assets in the ACL Alternative Fund.

Investment Objective and Policies

The investment objective of the Fund is to seek long-term capital appreciation for its Shareholders within a rigorous risk management framework. Current income, through the receipt of interest is only a secondary objective.

The Directors retain overall supervision for the management of the investments of the Fund but the day-to-day management of the Fund's investments has been delegated to the Investment Manager. The Investment Manager undertakes to manage the Fund following the Investment Objective and Investment Policy described herein.

The Fund aims to deliver its Investment Objective by investing in a range of trading strategies through a direct investment in the ACL Alternative Fund (the memorandum for this fund is available on request). The Investment Manager of the Fund is also the Investment Manager of ACL Alternative Fund and is responsible for choosing the Trading Advisors for that fund. The ACL Alternative Fund operates as a multi-advisor fund and each of its Trading Advisors has a power of attorney to execute trades on behalf of ACL Alternative Fund through a managed account in ACL Alternative Fund's name held with one of its principal brokers.

ACL Alternative Fund invests, through managed accounts, in a range of Futures and Foreign Exchange trading strategies with the aim of producing positive long-term returns that have historically demonstrated favourable correlation with equities. Each component of the portfolio is chosen on the basis of the following historic characteristics: (i) long term positive returns on capital invested, (ii) favourable risk-adjusted returns and (iii) a correlation between its returns and the returns on equities ranging from low positive to high negative and, ideally, with a tendency to have a negative correlation with equities when equities are declining. The trading strategies employ several different trading styles using different research and trading methodologies, in a wide range of global financial and commodity markets operating over multiple time frames. Many of the styles use systematic, automated trading systems, using a combination of mathematical, statistical, technical analysis, pattern recognition and macroeconomic models aimed at profiting from market trends of different durations. A few Trading Advisors use discretionary approaches aimed at identifying value investments and turning points in trends. Common to all of them is a disciplined approach to risk management.

The markets traded include bonds, money markets, foreign exchange markets and commodity markets. There may be some equity trading, provided that this is a minor element of the portfolio. Most of the trading is done in derivative markets, usually listed futures markets, but some trading in cash markets may take place when this is the most effective way to enter or exit a trading position. Both long and short positions are taken in all markets traded.

The Multi-Manager Concept

In the opinion of the Investment Manager, the multi-manager concept may provide advantages over the use of a single investment adviser. Any given investment management firm's investment style and strategy and geographical and market focus may result in successful investment performance under certain market conditions, but less successful (or even negative) performance under different conditions. Consequently, few investment management firms and single-manager investment funds have consistently maintained their ranking among their peers in terms of investment performance over extended periods of time.

The Directors believe that, by allocating the Fund's assets to ACL Alternative Fund (which allocates to a number of Trading Advisors), the Fund's investment performance may remain more consistent and less volatile over the long-term than if a single investment manager were employed. This diversification, if obtainable, may allow the Fund to achieve better investment performance and reduced volatility over time than that of single-manager funds.

Selection of Trading Advisors

The evaluation and selection of the Trading Advisors for ACL Alternative Fund is covered in detail in the memorandum for that fund (a copy of which is available on request).

The Directors, in consultation with the Investment Manager, are responsible for the formulation of the Fund's present investment policy and any subsequent changes to that policy in the light of political and/or economic conditions. The present investment objective and policy of the Fund may only be amended from time to time by the Directors with the approval of the Shareholders on the basis of a majority of votes cast at a general meeting, if and as they shall deem it to be in the best interests of the Fund to do so. In the event of a change of investment objectives and policies, Shareholders will be given reasonable notice to enable them to redeem their Shares prior to the implementation of such change.

The assets of the Fund will be subject to normal market risks and no assurance can be given that the Investment Policy of the Fund will be successful or the Investment Objectives of the Fund will be achieved. Please see "Risk Factors."

SUMMARY OF TERMS

The following information is derived from and should be read in conjunction with the full text of this Memorandum.

The Fund

The Fund	The Fund is an open-ended investment company with variable capital and limited liability incorporated in Bermuda on 4th October 2006. The Fund will operate as a feeder fund, investing substantially all of its capital in the ACL Alternative Fund. As of the date of this Memorandum, the ACL Alternative Fund, which was launched in January 2002, had a capitalization of approximately USD450m.
Investment Objective	The investment objective of the Fund is to seek long-term capital appreciation for its Shareholders within a rigorous risk management framework. Current income, through the receipt of interest is only a secondary objective. The assets of the Fund will be invested in accordance with the investment objective and policies of the Fund as set out on page 6 of this Memorandum.
Investment Manager	Abbey Capital Limited.
Registrar and Transfer Agent	Daiwa Europe Fund Managers Ireland Limited
Corporate Secretary and Bermuda Registrar	M.Q. Services Limited

The Shares

Shares	10 million Shares are authorised and available to be issued. The Shares will initially be issued at $100 per Share, and subsequently at Net Asset Value. All Shares will have the same Net Asset Value.
The Offering	Shares are available at Net Asset Value as of the first Business Day of each month (a "Dealing Date"). Subscriptions for Shares, and payments for such subscriptions, must be received by the Registrar and Transfer Agent no later than 5 Business Days prior to a Dealing Day.

Eligible Investors

Any person, corporation or entity that meets the requirements in the Subscription Agreement and falls into one of the categories listed in Appendix A of this Memorandum, excluding any Restricted Person, and who is a Qualified Investor. The Directors may refuse any application for Shares.

Exchange Listing

It is anticipated that the Shares will be listed on the Bermuda Stock Exchange. However, such listing is not a recommendation for an investment in the Shares, nor does it provide any secondary market liquidity for the Shares.

Share Issues; Redemptions; Dividends

Offer of Shares

Shares may be purchased on each Dealing Day. The Subscription Agreement, and the subscription amount, must be received by the Registrar and Transfer Agent no later than 5 Business Days prior to a Dealing Day.

Redemption of Shares

Shares will be redeemed on any Dealing Day at the option of the Shareholders, on giving at least 5 Business Days prior written notice, at the Redemption Price calculated as of the relevant Valuation Day.

Payment of Redemptions

The Directors intend that Redemption Requests will be paid out within 10 Business Days after the Dealing Day.

Dividend Policy

The Directors do not intend to declare any dividends.

Fees and Expenses

Organizational Costs

The organizational costs of the Fund are being amortized over a 60-month period.

Placement Fee

UBS Financial Services Inc. may charge a placement fee of up to 2% on all sales of the Shares. Each subscriber will be informed of the placement fee attributable to such subscriber's Shares prior to committing to acquiring such Shares. Placement fees will be paid in addition to the subscription amount.

Distribution Fee

The Fund will pay to UBS Financial Services Inc an ongoing Distribution Fee equal to 2.0% of the average month-end Net Asset Value of the Fund, accrued and payable monthly in arrears.

Fund Level Fees

The Fund itself is subject to minimal administration fees (as set out in the fee section). The Fund will also pay its offering, operating, legal and audit costs.

ACL Alternative Fund Management Fee

The A Share Class of ACL Alternative Fund (into which the Fund invests) pays a 0.75% annual Management Fee to its Investment Manager (Abbey Capital). The 0.75% Management Fee is calculated on month-end Net Asset Value prior to reduction for accrued Incentive Fees or for the Management Fee being calculated.

ACL Alternative Fund Incentive Fee

The A Share Class of ACL Alternative Fund (into which the Fund invests) pays its Investment Manager (Abbey Capital) an Incentive Fee of 7.5% per annum of any Net New Investment Profit over a high water mark.

The portion of Incentive Fee payable by the Fund is calculated on the basis of the Fund's overall investment in the A Share Class of ACL Alternative Fund, not on the basis of each Shareholder's individual investment in the Fund.

Trading Advisor Fees

The ACL Alternative Fund pays the Trading Advisors management fees as well as incentive fees, generally from 0% to 2% per year for management fees and from 0% to 25% quarterly for incentive fees.

Each Trading Advisor calculates its incentive fee based on such Trading Advisor's individual performance, irrespective of the overall performance of the ACL Alternative Fund.

Transaction Costs

The ACL Alternative Fund is subject to execution costs, bid-ask spreads and other transaction costs.

General

Offices

The principal office of the Fund is located at M.Q. Services Limited, Chancery Hall, 52 Reid Street, Hamilton HM12, Bermuda; telephone number: (441) 295-4294.

The principal office of the Investment Manager is located at 1-2 Cavendish Row, Dublin 1, Ireland; telephone number: (353)-1-828-0400.

Fiscal Year

The calendar year.

Regulatory Status

The Fund will be registered with the Commodity Futures Trading Commission (the "CFTC") as a 4.7 Commodity Pool. The Investment Manager is registered with the CFTC as a Commodity Pool Operator and Commodity Trading Advisor. It is also regulated in Ireland as an Investment Firm.

Administrator DPM Mellon L.L.C., Somerset, N.J., USA.

Principal Distributor UBS Financial Services Inc

Reports The Fund will send to each Shareholder, on a monthly basis, estimates of the Fund's performance. On a quarterly basis, each Shareholder will receive a report outlining the increase or decrease in of the Fund's Net Asset Value during the preceding quarter, as well as such other information as the Investment Manager may deem appropriate.

Shareholders will receive semi-annual unaudited accounts, as well as audited annual financial statements and all tax information relating to their investment in the Fund necessary for federal income tax purposes.

Auditors KPMG, Dublin, Ireland.

Prospective investors have not been represented in negotiating the terms of the Fund. See "Legal and Accounting Matters."

<u>**Suitability/Risk Factors**</u>

Suitability **All prospective investors, either individually or together with their professional advisers, must have the financial sophistication and expertise to evaluate the merits and risks of an investment in the Fund.**

Risk Factors **The Shares are a speculative and illiquid investment. Investors must be prepared to lose all or substantially all of their investment in the Fund. In addition to the risks associated with the Fund's trading strategies, the risks associated with an investment in the Fund include: (1) market risk; (2) the illiquidity of the Shares; (3) the possible illiquidity of the markets; (4) operational risk; (5) legal risk; (6) systemic risk; and (7) settlement risk.**

Any person subscribing for Shares must be able to bear the risks involved and must meet the Fund's suitability requirements.

Alternative investment funds in general, and the Fund in particular, may not be suitable for many investors.

The Fund has no performance history. No assurance can be given that the Fund's investment objectives will be achieved.

Among the risks which prospective investors should note are the following:

- **The Fund is newly-formed and has no operating history.**

• As a "feeder fund," the Fund will incur additional expenses (estimated at approximately 2.07% of the Fund's average Net Asset Value per year) to which the ACL Alternative Fund is not subject.

• The Fund is speculative and involves a substantial degree of risk.

• The ACL Alternative Fund allocates capital to multiple Trading Advisors. The multi-manager approach involves potentially material opportunity costs as well as a "layering" of advisory fees.

• The Fund's performance may be volatile.

• Shares may only be transferred with the Directors' consent.

• The Fund will be subject to substantial fees and expenses, which will offset trading profits.

SEE "RISK FACTORS."

UBS Financial Services Inc. does not accept any responsibility for the information set forth in this Memorandum, all of which have been developed and furnished by the Investment Manager. The Principal Distributor has conducted due diligence on the Investment Manager and the ACL Alternative Fund but has not independently verified any of the information provided by them. In investing in the Fund, prospective investors must rely on the disclosures made by the Investment Manager, the ACL Alternative Fund and the Fund, not any UBS entity.

PERFORMANCE OF THE ACL ALTERNATIVE PORTFOLIO

The following are the monthly rates of returns of the USD A share class of the ACL Alternative Portfolio. For the period Dec 2000 until 30th Jan 2002, the performance figures are for the ACL Alternative Program. On 4th Jan 2002, a fund was established, and the performance figures from 31st January 2002 relate to the ACL Alternative Fund.

The Fund will invest substantially all of its capital in the ACL Alternative Fund.

	2000	2001	2002	2003	2004	2005	2006
Jan.		-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%
Feb.		2.4%	-2.5%	8.5%	7.1%	0.2%	-2.9%
Mar.		6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%
Apr.		-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%
May		0.1%	-1.4%	7.2%	-2.4%	2.6%	-0.6%
Jun.		-1.6%	10.5%	-4.8%	-4.3%	3.8%	-2.9%
Jul.		2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%
Aug.		5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%
Sept.		7.0%	5.5%	-1.0%	2.1%	2.7%	-
Oct.		9.7%	-7.2%	2.7%	1.3%	-1.7%	-
Nov.		-11.5%	-1.7%	1.2%	1.7%	7.9%	-
Dec.	8.8%	0.0%	6.9%	6.0%	-0.4%	0.9%	-
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	8.0%

Past results are not indicative of future performance.

The foregoing are not the results of the Fund, but rather of the ACL Alternative Fund in which the Fund will invest substantially all of its assets.

The Fund will underperform the ACL Alternative Fund due to: (i) not all of the Fund's assets being invested in the ACL Alternative Fund (a cash reserve being maintained for operational purposes); (ii) the Fund's operating and administrative expenses; and (iii) the Distribution Fee (2.0% per annum). Due to these costs, the Principal Distributor anticipates that the Fund will underperform the ACL Alternative Fund by approximately 2.07% a year — so that, for example, in 2003 when the ACL Alternative Fund's return was 15.3%, the Fund would have returned approximately 13.23%.

ISSUE OF SHARES

The Fund is authorised to issue 10,000,000 Shares of USD0.001 par value each. There is one share class authorised and shares for this share class will be issued in USD. All Shares of the same share class will have the same New Asset Value per Share.

Investment is confined to Eligible Investors. No new subscription may be accepted into the Fund until the subscriber has signed the declaration contained in the Subscription Agreement (attached hereto). An applicant is required to represent that he is an Eligible Investor at the time of subscription and to confirm that the application is made on the terms of this Memorandum.

Unless otherwise agreed with the Directors, the minimum subscription amount for each investor proposing to invest in the Fund shall not be less than USD50,000. The amounts of subsequent subscriptions from investors who have already subscribed the minimum subscription amount are unrestricted (provided that subsequent subscriptions are not less than USD25,000).

Share Issues

An initial offer of Shares will take place on 2nd January 2007, or such other date agreed by the Directors. During the initial offer, Shares in the Fund will be offered to investors at an initial price per Share of USD100. Thereafter, Shares will be offered on each Dealing Day at the Subscription Price (as outlined below).

Further issues of Shares shall only take place on Dealing Days at the Subscription Price calculated as at the relevant Valuation Day. The Subscription Price for Shares is the Net Asset Value per Share plus a placement fee, if any. The placement fee will be an amount not exceeding two per cent (2%) of the amount to be subscribed in the Fund, rounded upwards to the nearest cent. Any placement fee levied shall be payable to and shall be for the sole benefit and account of the Fund and/or any placing agents appointed in respect of the placing of Shares of the Fund. The Directors reserve the right to reduce or waive the placement fee and may distinguish between applicants for Shares accordingly.

Shares will be issued in registered form, and Shareholders will receive contract notes confirming the purchase of Shares. Fractional Shares (to three decimal places) will be issued. The Registrar and Transfer Agent shall be responsible for maintaining the Fund's register of Shareholders in which all issues, redemptions and transfers of Shares will be recorded. The register of Shareholders shall be available for inspection at the registered office of the Registrar and Transfer Agent during normal business hours.

A Subscription Account for subscriptions to the Fund will be opened by the Registrar and Transfer Agent in the name of the Fund. Any monies received by the Fund prior to a Dealing Day will be received by the Registrar and Transfer Agent and credited to the Subscription Account. Any interest earned on monies in the Subscription Account will be for the benefit of the Fund and not the subscriber.

Applications for Shares should be made in writing (by letter or by facsimile) to the Registrar and Transfer Agent by completing the attached Subscription Agreement, the original of which should be delivered to the Registrar and Transfer Agent.

Applications received by the Registrar and Transfer Agent up to 12pm (New York time) 5 Business Days prior to the relevant Dealing Day will be dealt with on that Dealing Day (provided that settlement for the subscription has also been received by that date). Any applications received thereafter will be dealt with on the next succeeding Dealing Day. Contract notes will normally be issued within five Business Days of the Dealing Date, provided all original documentation required by the Registrar and Transfer Agent has been received.

Settlement for subscriptions is detailed in the Subscription Agreement for the Fund.

REDEMPTIONS OF SHARES

Shares may be redeemed on a Dealing Day, at a Shareholder's option, provided the Shareholder gives notice to the Registrar and Transfer Agent by 12pm (New York time) 5 Business Days prior to the Dealing Day. Shares will be redeemed at their Net Asset Value as of the relevant redemption date.

No redemption charges will apply.

Subject to the prior receipt of the correct original documentation, the full redemption proceeds will generally be dispatched in dollars within ten Business Days of the Dealing Day on which the redemption is effected, by telegraphic transfer to the bank account designated by the Shareholder.

In the event that a redemption of part of a Shareholder's Shares leaves such Shareholder holding Shares with a Net Asset Value less than USD50,000, the Directors may redeem the remainder of such Shareholder's Shares.

If the number of Shares requested to be redeemed on any Dealing Day is equal to one-tenth or more of the total number of Shares in issue or on such Dealing Day, the Directors may in their absolute discretion refuse to redeem any Shares in excess of one-tenth of the total number of Shares then in issue (the "Gate"). If the Directors do so limit redemptions, the redemption requests on such Dealing Day will be reduced rateably in accordance with the amount of each such request. Redemption requests which have been rateably reduced due to the Gate which are not revoked will be treated as if such request had been made in respect of each subsequent Dealing Day until all the Shares to which the original redemption request related have been redeemed. Redemption requests which have been carried forward from an earlier Dealing Day will (subject always to the foregoing limits) be met prior to later submitted redemption requests as of subsequent Dealing Days.

Alternatively, if the number of Shares to be redeemed on any Dealing Day exceeds the Gate, the Fund may, at the discretion of the Directors and with the consent of the relevant Shareholders, satisfy the applicable redemption requests by transfer to those Shareholders of assets of the Fund *in specie* to which the following provisions shall apply. Subject as hereinafter provided, the Fund shall transfer to each Shareholder that proportion of the assets of the Fund which is then equivalent in value to the shareholding of the Shareholders then requesting the redemption of their Shares but adjusted as the Directors may determine to reflect the liabilities of the Fund PROVIDED ALWAYS that the nature of the assets and the type of assets to be transferred to each Shareholder shall be determined by the Directors on such basis as the Directors in their sole discretion shall deem equitable and not prejudicial to the interests of the remaining Shareholders holding Shares, and for the foregoing purposes the value of assets shall be determined on the same basis as used in calculating the Redemption Price of the Shares being so redeemed.

Suspension of Redemptions

The right of any Shareholder to require the redemption of Shares will be temporarily suspended during any period when the calculation of the Net Asset Value per Share of the Fund is suspended by the Fund in the circumstances set out under "Net Asset Value." Priority requests for redemption may be reduced in the event of a suspension of redemptions.

Compulsory Redemption

At any time the Fund may, by giving not less than four nor more than twelve weeks' notice (expiring on a Dealing Day) to all Shareholders in the Fund, redeem at the Redemption Price on such Dealing Day all (but not some) of the Shares in the Fund not previously redeemed.

If it shall come to the notice of the Directors or if the Directors shall have reason to believe that any Shares are owned directly or beneficially by a Restricted Person, or any person who, otherwise than as a result of depreciation in the value of his holding, holds Shares in value less than such amount determined by the Directors from time to time, the Directors shall be entitled to give notice (in such form as the Directors deem appropriate) to such person requiring him to transfer such Shares to a person who is qualified to own the same or to request in writing the redemption of such Shares.

If any person upon whom such notice is served as aforesaid does not, within 30 days after such notice has been served, transfer such Shares or request in writing the Fund to redeem the Shares, he shall be deemed forthwith upon the expiration of the said 30 days to have so requested the redemption of all his Shares the subject of such notice.

Form and Transfer of Shares

The Shares are uncertified, book-entry securities represented on issue by entry in the Register.

Registered Shares may be transferred by written instrument in a form acceptable to the Registrar and Transfer Agent. A transfer of Shares will not be registered if, in consequence of such transfer, the transferor would hold a number of Shares in value less than such amount as the Directors may determine from time to time. Any transferee that is a new investor in the Fund

will be required to complete a Subscription Agreement and to provide the same information, representations and warranties to the Fund and the Registrar and Transfer Agent as are required from any applicant for Shares. No transfer shall be deemed to be effective until the name of the transferee has been entered in the Shareholder's register. All transfers require the approval of the Directors of the Fund.

NET ASSET VALUE

The Bye-Laws provide for the Net Asset Value of the Fund to be calculated as at each Valuation Day, under the supervision of the Directors. The Directors have delegated the calculation of the Net Asset Value of the Fund to the Administrator.

The Net Asset Value and the Net Asset Value per Share will be calculated in USD. The value of assets and liabilities denominated in currencies other than USD will be converted to USD at rates quoted by independent sources.

The Administrator will calculate the Net Asset Value of the Fund, and the Net Asset Value per Share as at each Valuation Day. The Net Asset Value of the Fund is calculated by deducting the Fund's liabilities from the value of the Fund's assets as at close of business on the Valuation Day. The Net Asset Value per Share is calculated as at each Valuation Day by dividing the Net Asset Value of the Fund by the number of Shares in the Fund in issue on the relevant Valuation Day and rounding the result to the nearest cent.

(a) In calculating the net asset value for listed investments the Administrator (as delegate of the Directors) relies upon quotations provided by brokers or such other pricing service selected by the Administrator. Where the relevant prices or quotations are not available, currencies or other instruments are valued in the reasonable good faith judgement of the Administrator based on quotations furnished by dealers or market makers, as obtained by the Investment Manager or the Administrator.

(b) Cash and other liquid assets will be valued at their face value with interest accrued, where applicable, as at close of business on the relevant Valuation Day;

(c) Shares in ACL Alternative Fund will be valued by reference to the latest available net asset value per share of ACL Alternative Fund;

(d) any value expressed otherwise than in USD (whether of an investment or cash) shall be converted into USD at the rate (whether official or otherwise) which the Administrator deems appropriate in the circumstances;

In the event of it being impossible or incorrect to carry out a valuation of a specific asset in accordance with the valuation rules set out in paragraphs (a) to (d) above, or if such valuation is not representative of the asset's fair market value, the Administrator is entitled to use other generally recognised valuation principles in order to reach a proper valuation of that specific asset, provided that any alternative method of valuation is approved by the Directors.

In calculating the Net Asset Value of the Fund, appropriate provisions will be made to account for the charges and fees charged to the Fund as well as accrued income on the Fund's investments.

In calculating the Net Asset Value, neither the Directors nor the Administrator shall be liable for any loss suffered by the Fund or any Shareholder by reason of any error in the calculation of the Subscription or Redemption Prices resulting from any inaccuracy in the information provided by

any pricing service. Under no circumstances will the Directors, the Investment Manager, the Administrator, any authorised agent of any of them, or any individual associated with any of them, incur any liability or responsibility for any determination made or other action taken or omitted by them in good faith.

The Directors may, at any time and from time to time, temporarily suspend the calculation of the Net Asset Value of the Fund and the issue and Redemption of Shares in any of the following instances:-

(a) during any period (other than ordinary holiday or customary weekend closings) when any market or Recognised Exchange is closed and which is the main market or Recognised Exchange for a significant part of the investments of the ACL Alternative Fund, or in which trading thereon is restricted or suspended;

(b) during any period when an emergency exists as a result of which disposal by the Fund of investments which constitute a substantial portion of the assets of the Fund is not practically feasible; it is not possible to transfer monies involved in the acquisition or disposition of investments at normal rates of exchange; or it is not practically feasible for the Administrator fairly to determine the value of any investments of the Fund;

(c) during any breakdown in the means of communication normally employed in determining the price of a significant portion of the investments of the Fund or of current prices on any market or Recognised Exchange;

(d) when for any reason the prices of a significant portion of investments of the Fund cannot be reasonably, promptly or accurately ascertained;

(e) during any period when remittance of monies which will or may be involved in the realisation of or in the payment for any of the investments of the Fund cannot, in the opinion of the Directors, be carried out at normal rates of exchange;

(f) when a notice of a general meeting of the Fund has been circulated to Shareholders at which the winding up of the Fund is to be considered; or

(g) during any period when the calculation of the net asset value of the ACL Alternative Fund is suspended.

Notice of any such suspension and notice of the determination of any such suspension shall be given immediately to Shareholders if, in the opinion of the Directors, it is likely to exceed fourteen (14) days and will be notified to applicants for Shares or to Shareholders requesting the Redemption of Shares at the time of application or filing of the written request for such Redemption. Where possible, all reasonable steps will be taken to bring any period of suspension to an end as soon as possible.

MANAGEMENT AND ADMINISTRATION OF THE FUND

Directors

The address of the Directors is the registered office of the Fund. All the Directors of the Fund act in a non-executive capacity. All directors meetings will be held in Bermuda (or other countries outside the US and Ireland) and all decisions of the Directors will be made in Bermuda (or in other countries outside the US and Ireland).

The Board of Directors is responsible for managing the business affairs of the Fund in accordance with the Bye-Laws. The Directors may delegate certain functions to the Investment Manager, the Registrar and Transfer Agent and the Administrator and other parties subject to supervision and direction by the Directors.

The Directors of the Fund, none of whom has or is proposed to have an employment service contract with the Fund, are listed below with their principal occupations.

Anthony Gannon (Irish)

Mr. Gannon graduated from University College Dublin in 1988 with a Bachelor of Commerce Degree and a Masters in Finance. He has over 18 years investing experience and has developed extensive knowledge of the alternative investment industry. Mr. Gannon is registered as an Associated Person with the National Futures Association.

From 1988 to 1993, he traded with Gandon Securities, one of the first European managed futures investment managers. In 1993 he and three others formed Allied Irish Capital Management (AICM) in conjunction with AIB, Ireland's largest bank. AICM operated, in effect, as an internal multi-manager, with assets allocated to Mr. Gannon and several other traders and systems.

In 2000, Mr. Gannon resigned from AICM to found Abbey Capital Limited with the intention of creating a multi-manager investment house. He is the majority shareholder, Chief Executive Officer and a director of Abbey Capital.

Nicholas Hoskins (British, resident in Bermuda)

Mr. Hoskins is a partner in the corporate department of Wakefield Quin. In 1997, he joined Hector Wakefield Dwyer & Pettingill, which subsequently merged its legal practice with M.L.H. Quin & Co. to form Wakefield Quin. Mr. Hoskins was called to the English Bar in 1992 and he is a member of the Middle Temple, London, as well as the Bermuda Bar Association.

Roderick Forrest (Scottish, resident in Bermuda)

Mr. Forrest is a corporate attorney practicing in Bermuda with Wakefield Quin (formerly M.L.H. Quin & Co.), a Bermuda law firm which specializes in international commerce, where he is

Senior Corporate Counsel. Mr. Forrest qualified as a solicitor in Scotland in 1990 after which he joined the Legal Services Division of the Bank of Scotland. In 1996, he joined M.L.H. Quin & Co. practicing company and commercial law, on matters including mutual funds, limited partnerships, banking, finance and trusts. Mr. Forrest currently holds directorships with a number of international companies. He is a member of the Law Society of Scotland and the Bermuda Bar Association.

The Bye-Laws do not stipulate a retirement age for Directors and do not provide for retirement of Directors by rotation.

The Bye-Laws provide that, so long as the nature of their interest is or has been declared at the earliest opportunity, a Director or prospective Director may enter into any contract with the Fund and such contract or arrangement shall not be liable to be avoided and the Director concerned shall not be liable to account to the Fund for any profit realized by any such contract or arrangement by reason of their holding of that office or the fiduciary relationship so established and may hold any other office or place of profit with the Fund (except that of Auditor) in conjunction with the office of Director on such terms as to the tenure of office and otherwise as the Directors may determine.

The Bye-Laws provide that the Fund shall indemnify each of its Directors against any liability (including legal expenses) suffered or incurred by such a Director arising out of the performance of his duties save in respect of any negligence, default, breach of duty or breach of trust of the Director.

Except as discussed herein, none of the Directors has an existing or proposed service contract with the Fund, and no Director has any interest either direct or indirect in the Shares of the Fund, including qualification shares, nor does any Director have any interest in any transaction that is either unusual in its nature or significant to the business of the Fund and which is either outstanding or has been entered into by the Fund since its incorporation.

The Directors of the Fund do not currently receive any compensation for their services, however under the Fund's bye-laws, the Directors are entitled to such remuneration as shall be agreed by the Directors and shall be deemed to accrue from day to day. The Directors and any alternate Directors may also be paid all traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings or class meetings of the Fund or in connection with the business of the Fund.

The Directors may exercise all the powers of the Fund to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and may issue bonds, notes, debentures, debenture stock and other securities whether outright or as security for any debts.

THE INVESTMENT MANAGER

Abbey Capital Limited has been appointed to act as Investment Manager of the Fund pursuant to the Investment Management Agreement. Subject to the overall supervision of the Directors and to the Fund's investment objectives, policies and restrictions, the Investment Manager will have discretion to manage the investment and re-investment of the Fund's assets.

Background

Abbey Capital is an international alternative investment advisor established to provide professional advice to, and manage funds on behalf of, high net worth individuals and financial institutions. Abbey Capital's objective is to become a leading investment house dedicated to delivering superior risk-adjusted investment returns to clients at competitive fee levels.

Abbey Capital Limited is an Irish limited company and is based in Dublin, Ireland. The offices are located at 1-2 Cavendish Row, Dublin 1.

Abbey Capital was authorised by the Irish Financial Services Regulatory Authority (financial services arm of the Central Bank of Ireland) in November 2000 to act as an Investment Business Firm (under Section 10 of the Investment Intermediaries Act 1995). Abbey Capital is also registered as a Commodity Trading Advisor and a Commodity Pool Operator with the U.S. Commodity Futures Trading Commission (September 2000), and is a member of the U.S. National Futures Association.

Abbey Capital currently (July 2006) manages in excess of USD500 million in assets on a multi-manager basis.

In its role as Investment Manager, Abbey Capital may from time to time seek the advice of or recommendation of any advisor, analyst, consultant or other suitably qualified person to assist them in the performance of its duties under the Investment Management Agreement ("IMA") provided that the liability of the Investment Manager under the IMA shall not be in any way affected or impaired thereby.

THE ADMINISTRATOR

The Directors have appointed DPM Mellon L.L.C to act as administrator pursuant to the Administration Agreement. The Administrator will have the responsibility for the administration of the Fund's affairs including the calculation of the Net Asset Value and preparation of the accounts of the Fund, subject to the overall supervision of the Directors.

The Administrator was incorporated in Delaware, USA as a limited liability company on 1 October 1984.

Through its main office in Somerset, NJ, USA and through subsidiaries in locations including the Cayman Islands and the Bahamas, DPM Mellon LLC has been engaged in the servicing of offshore funds for over 10 years.

The Administration Agreement provides that the appointment of the Administrator will continue in force unless and until terminated by either party giving to the other not less than 90 days written notice, although in certain circumstances the Administration Agreement may be terminated forthwith by notice in writing by either party to the other. The Administration Agreement contains indemnities in favour of the Administrator other than matters arising by reason of its fraud, negligence or wilful default in the performance of its duties and obligations, and provisions regarding the Administrator's responsibilities.

THE CORPORATE SECRETARY AND BERMUDA REGISTRAR AND THE REGISTRAR AND TRANSFER AGENT

The Fund has appointed M.Q. Services Limited as Corporate Secretary and Bermuda Registrar, to provide corporate secretarial services to, and to perform registrar and transfer agency services for, the Fund, including services of a company secretary and a director, provide the registered office and maintain the corporate books and records of the Fund and provide other corporate governance services in compliance with Bermuda law. The Corporate Secretary and Bermuda Registrar will maintain in Bermuda copies of the Register and such information relating to the Fund and the Shareholders in the Fund as is provided to it from time to time by the Registrar and Transfer Agent.

The Corporate Secretary and Bermuda Registrar, in turn, delegated the registrar and transfer agency functions to Daiwa Europe Fund Managers Ireland Limited pursuant to the Registrar and Transfer Agent Agreement.

The Registrar and Transfer Agent has responsibility for accepting and processing applications for Shares and Redemptions and transfer of Shares and maintains and safeguards the Register of Shareholders. The Registrar and Transfer Agent will also provide safe custody for, and control of, the Fund's assets. The Registrar and Transfer Agent will operate a cash deposit account, into which subscription monies will be paid, and from which all payments will be made.

The Registrar and Transfer Agent Agreement provides that the appointment of the Registrar and Transfer Agent will continue in force unless and until terminated by either party giving to the other not less than 90 days written notice, although in certain circumstances the Registrar and Transfer Agent Agreement may be terminated forthwith by notice in writing by either party to the other. The Registrar and Transfer Agent Agreement contains indemnities in favour of the Registrar and Transfer Agent other than matters arising by reason of its wilful default, bad faith, fraud, recklessness or negligence in the performance of its duties and obligations, and provisions regarding the Registrar and Transfer Agent's responsibilities.

PRINCIPAL DISTRIBUTOR

The Fund has appointed UBS Financial Services Inc. as Principal Distributor pursuant to the Distribution Agreement. The Distribution Agreement provides for UBS Financial Services Inc to act as principal distributor and marketer of the Shares. The Principal Distributor Agreement may be terminated on 30 days' notice by either party. UBS Financial Services Inc will be responsible for

distributing the Shares in accordance with this Memorandum and other marketing material prepared by itself and approved by the Fund, or prepared by the Fund.

CONFLICTS OF INTEREST

The following inherent or potential conflicts of interest should be considered by prospective investors before investing in the Fund:

The Directors, the Investment Manager, the Administrator, the Registrar and Transfer Agent and their respective affiliates, officers and shareholders, employees and agents (collectively the "Parties") are or may be involved in other financial, investment and professional activities which may on occasion cause conflict of interest with the management of the Fund. These include the management of other funds, purchases and sales of securities, investment and management counselling, brokerage services and serving as directors, officers, advisers or agents of other funds or other companies, including companies in which the Fund may invest. The Parties will use reasonable endeavours to ensure that the performance of their respective duties will not be impaired by any such involvement that they might have.

In particular, it is envisaged that the Investment Manager may be involved in advising or managing other investment funds which may have similar or overlapping investment objectives to or with the Fund. Each of the Parties will respectively ensure that the performance of their respective duties will not be impaired by any such involvement that they may have and that any conflicts which may arise will be resolved fairly.

The Directors of the Fund may under the Bye-Laws of the Fund issue one or more different Class(es) of Shares to Shareholders. Each Class may have different fees payable. Such arrangements will be entered into by the Fund on the basis that all Shareholders will benefit from the economies of scale which the Fund will experience by increasing its Net Asset Value through subscription for Shares.

Each prospective Shareholder and each Shareholder in subscribing for and in holding Shares agrees that such agreement will not be treated as affecting their rights as Shareholders.

The Directors shall ensure that any conflict of interest involving any of the Parties shall be resolved fairly and in the interests of Shareholders.

FEES AND EXPENSES

The Fund will pay the fees and expenses of the Administrator, the Registrar and Transfer Agent and the Investment Manager as described below. In addition, the Fund will pay an annual Distribution Fee to the Principal Distributor and will also pay certain other costs and expenses incurred in its operation as set out below.

Organizational Capital

The Fund will pay certain costs and expenses incurred in its operation, including, without limitation, taxes, expenses for legal, auditing and consulting services, promotional expenses, registration fees, to include all fees in connection with obtaining advance treaty clearances from tax authorities in any jurisdiction for the Fund, and other expenses due to supervisory authorities in various jurisdictions, insurance, interest, brokerage costs and all professional fees and expenses incurred in connection therewith and the cost of the publication of the Net Asset Value of the Fund. The Fund will also pay in relation to the placing costs, charges and expenses (including the fees of the legal advisers) in relation to the preparation of the Memorandum and all other documents and matters relating to or concerning the Placing and any other fees, charges and expenses on the creation and issue of the Shares. The Fund will pay the costs of obtaining and maintaining a listing of the Shares on any Recognised Exchange. The Bye-Laws provide that the Directors and any alternate Directors may be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any other meetings in connection with the business of the Fund.

The Fund will also be responsible for all operating and extraordinary expenses which may be incurred from time to time.

Transaction Costs

Banks, brokers and dealers retained to execute transactions will be paid brokerage commissions and applicable fees (in accordance with normal commercial rates) on transactions entered into by the Fund.

Registrar and Transfer Agent, Administrator and Secretarial Services

The Fund will pay USD25 per transaction on the share register (including subscriptions, redemptions, and transfers) to the Registrar and Transfer Agent and USD1,000 per month to the Administrator for the calculation of the Net Asset Value and preparation of accounts. These fees will accrue daily and will be paid monthly in arrears. The Fund will pay the Corporate Secretary and Bermuda Registrar an annual fee of USD5,500 for secretarial services, which covers the services of the Directors.

The Fund will also be responsible for out of pocket expenses incurred by the Administrator, the Registrar and Transfer Agent, the Corporate Secretary and Bermuda Registrar for the benefit of the Fund.

As a shareholder of ACL Alternative Fund, the Fund will be required to pay its pro-rata share of the various fees and expenses of ACL Alternative Fund (memorandum available on request), including brokerage commissions, organisation and offering expenses, administrative expenses, audit, legal etc.

Investment Manager's Fee

There are no investment management fees or incentive fees at Fund level, but as a class A shareholder of ACL Alternative Fund, the Fund will pay its pro-rata share of the Management and Incentive Fees paid by ACL Alternative Fund to the Investment Manager.

The A Share Class of ACL Alternative Fund pays an annual Management Fee based on the Net Asset Value of ACL Alternative Fund as of each Valuation Day payable monthly in arrears at a rate of 0.75% per cent per annum of the Net Asset Value of ACL Alternative Fund.

The A Share Class of ACL Alternative Fund also pays to the Investment Manager an incentive fee for each calendar quarter equal to 7.5% of Net New Investment Profit (as defined below) for the quarter. The Investment Manager will not receive any additional fees for acting as trading advisor to the Fund or ACL Alternative Fund.

"Net New Investment Profit" means the increase in ACL Alternative Fund's Net Asset Value of the applicable class outstanding in respect of each calendar quarter, prior to the deduction of the Investment Managers incentive fee and subject to a high water mark. The use of a high water mark (as described below) ensures that investors will not be subject to an incentive fee until any previous losses are recovered.

The incentive fee will be accrued and taken into account in the calculation of the Net Asset Value per Share on each Valuation Day. In the event that a Shareholder redeems Shares prior to the end of a calendar quarter, an amount equal to any accrued but unallocated incentive fee in respect of such Shares will be deducted from the redemption proceeds and such accrued incentive fee will be reallocated to the Fund promptly thereafter. The incentive fee in respect of each calendar quarter will be calculated by reference to the net asset value before the deduction of any accrued incentive fee.

The ACL Alternative Fund operates equalisation and this will apply to all investments made by the Fund in the ACL Alternative Fund. The incentive fee calculation in respect of the ACL Alternative Fund is computed by operating an equalization accounting system which ensures that each share is charged an incentive fee that equates to that share's performance. This structure ensures that any incentive fee paid to the Investment Manager is charged only on those shares that have appreciated in value and ensures that all shares within the same class have the same net asset value per share. Where shares are subscribed at a time when the net asset value per share is less than the high water mark, these new investors will pay a depreciation deposit and no incentive fee will be accrued for existing shareholders until the high water mark has been recovered. The high water mark is the greater of (i) the highest net asset value per share on the last day of any calendar quarter and (ii) the initial issue price for the shares adjusted to take account of any distributions made. Where shares are purchased at a time when the net asset

value per share is greater than the high water mark the prospective shareholder is required to pay an additional sum equal to the accrual then in place per share in respect of the incentive fee.

Principal Distributor

The Principal Distributor may receive a placement fee of up to 2% on all sales of the Shares. Each subscriber will be informed of the placement fee attributable to such subscriber's Shares prior to committing to acquiring such Shares. Placement fees will be paid in addition to the subscription amount.

The Fund will pay the Principal Distributor an ongoing Distribution Fee equal to 2% of the average month-end Net Asset Value of the Fund, accrued and payable monthly in arrears.

Minimum Amount

The minimum amount which in the opinion of the Directors must be raised in respect of the Shares to provide for matters set out in section 28 of the Companies Act 1981 of Bermuda is USD3,000,000. If this minimum amount is not raised by the Closing Date, the Directors reserve the right to terminate the offer, and all monies received by the Fund from the applicants will be returned to the source from which they were received.

Accounts and Information

The Fund's financial year end is December 31. The accounts of the Fund will be made up in terms of US Dollars and prepared in accordance with US Generally Accepted Accounting Principles. Annual reports and audited accounts of the Fund will be sent to the National Futures Association within 90 days of year end, and to Shareholders (by email unless otherwise requested) within four months from the end of the period to which they relate. Un-audited half yearly reports will also be sent to Shareholders (by email unless otherwise requested) within three months of the end of the six-month period ending on June 30 in each year. Quarterly reports will be sent to Shareholders (by email unless otherwise requested) within 30 days of the period to which they relate. Audited information will be sent on request to prospective investors.

In addition, the Net Asset Value per Share as calculated on each Dealing Day will be available from the Administrator (and may also be available on such websites and/or published in such newspapers as the Directors may instruct the Administrator).

RISK FACTORS

An investment in the Fund is speculative, involves a high degree of risk and is suitable only for persons who are able to assume the risk of losing their entire investment. Prospective investors in the Fund are expected to be aware of the substantial risks of investing in the highly speculative field of futures trading. Those who are not generally familiar with such risks are not suitable investors and should not consider investing in the Fund. The Investment Manager wishes to emphasize the following particular risk factors relating to a purchase of Shares.

Risk of Loss

An investor may incur significant losses on an investment in the Fund. The Investment Manager cannot provide any assurance that investors will not lose all or substantially all of their investment.

Past Performance Records

Although the Investment Manager has significant experience managing futures and foreign exchange funds, the Fund itself has no track record. With regard to the performance of the ACL Alternative Fund PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

In reviewing the past performance record of the ACL Alternative Fund, prospective investors should note that the returns recognized by any given investor are materially affected by when that investor invested in the Fund.

Feeder Fund

The Fund is a "feeder fund" which will invest substantially all of its assets in ACL Alternative Fund. The Fund, while subject to additional fees, will be wholly dependent for its success on the services of the ACL Alternative Fund.

Futures and Forward Contract Trading Is Volatile

Trading in the futures and forward markets typically results in volatile performance. Several occasions in the recent past have witnessed sudden and major reversals in these markets, resulting in major losses for traders. The performance record of the funds managed by the Investment Manager have exhibited a considerable degree of volatility.

Highly Leveraged Trading

The low margin deposits normally required in futures and forward trading permit an extremely high degree of leverage. The ACL Alternative Fund may frequently hold positions with a gross value several times in excess of the ACL Alternative Fund's Net Assets. Consequently, even a slight movement in the prices of its open positions could result in significant losses.

Multi-Trading Advisor Approach

The ACL Alternative Fund allocates capital to a number of Trading Advisors, each of which implements a different strategy trading independent of the other Trading Advisors. In addition, the Trading Advisors will each calculate their incentive compensation based on their individual performance, irrespective of the overall performance of the Fund. The multi-manager approach of the ACL Alternative Fund involves material opportunity as well as out-of-pocket costs.

The ACL Alternative Fund allocates and reallocates capital to multiple managers. This investment approach involves substantial opportunity costs, as certain Trading Advisors will be incurring losses while others trading profitably. If the Trading Advisors hold offsetting positions, the Fund itself cannot recognize any profits from the same positions, although significant brokerage commissions and advisory fees will be due.

Despite the opportunity costs of the multi-manager strategy, there can be no assurance, particularly in disrupted markets, that the multi-manager strategy will be successful in controlling risk.

Markets May Be Illiquid or Disrupted

Most United States futures exchanges limit fluctuations in some futures contract prices during a single day by regulations referred to as "daily limits." During a single trading day no trades may be executed in such contracts at prices beyond the daily limit. Once the price of a futures contract has increased or decreased to the limit point, positions can be neither taken nor liquidated. Futures prices have occasionally moved to the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent the ACL Alternative Fund from promptly liquidating unfavorable positions and subject the Fund to substantial losses. Also, the U.S. Commodity Futures Trading Commission (the "CFTC") or exchanges may suspend or limit trading. Trading on non-United States exchanges may also be subject to price fluctuation limits and are otherwise subject to periods of significant illiquidity. Trading in the forward currency markets is not subject to daily limits, although such trading is also subject to periods of significant illiquidity.

Failure of Brokerage Firms and Forward Market Participants

The U.S. Commodity Exchange Act, as amended (the "CEA"), requires a clearing broker to segregate all funds received from such broker's customers in respect of futures (but not forward) transactions from such broker's proprietary funds. If any of the ACL Alternative Fund's commodity brokers were not to do so to the full extent required by law, or in the event of a substantial default by one or more of such broker's other customers, the assets of the Fund might not be fully protected in the event of the bankruptcy of such broker. Furthermore, in the event of such a bankruptcy, the ACL Alternative Fund would be limited to recovering only a *pro rata* share of all available funds segregated on behalf of the affected commodity broker's combined customer accounts, even though certain property specifically traceable to the ACL Alternative Fund (for example, United States Treasury bills or cash deposited by the ACL Alternative Fund with such broker) was held by such broker. Commodity broker bankruptcies have occurred in

which customers were not able to recover from the broker's estate the full amount of their funds on deposit with such broker and owing to them. Commodity broker bankruptcies are not insured by any governmental agency, and investors would not have the benefit of any protection such as that afforded customers of bankrupt securities broker-dealers by the U.S. Securities Investors Protection Corporation.

In respect of its forward trading, the ACL Alternative Fund will be subject to the risk of the inability or refusal to perform with respect to such contracts on the part of the principals or agents with or through which the ACL Alternative Fund trades. Any failure or refusal to discharge their contractual obligations by the counterparties with which the ACL Alternative Fund deals on the forward markets, whether due to insolvency, bankruptcy or other causes, could subject the ACL Alternative Fund to substantial losses. The ACL Alternative Fund will not be excused from performance under any forward contracts into which it has entered due to defaults under other forward contracts which in the Investment Manager's strategy were to have substantially "covered" the former. The ACL Alternative Fund deals in the forward markets only with major financial institution counterparties which the Investment Manager considers to be creditworthy. However, defaults have occurred in the forward markets, and the risk of such defaults cannot be eliminated from the ACL Alternative Fund's trading.

Certain Special Considerations Related to Forward Trading

None of the CFTC, the National Futures Association ("NFA"), futures exchanges or banking authorities currently regulate forward trading. Because a principal portion of the Fund's currency trading takes place in the forward markets, prospective investors must recognize that much of the Fund's activity takes place in unregulated markets rather than on futures exchanges subject to the jurisdiction of the CFTC or other regulatory bodies, and the responsibility for performing under a particular transaction rests solely with the counterparties to such transaction, not with any exchange or clearinghouse. This results in the risk that a counterparty may not settle a transaction with the Fund in accordance with its terms, because the counterparty is either unwilling or unable to do so (for example, because of a credit or liquidity problem affecting the counterparty), potentially resulting in significant loss. Funds on deposit with the currency forward counterparties with which the Fund trades are not protected by the same segregation requirements imposed on CFTC-regulated commodity brokers in respect of customer funds deposited with them. Although the Fund deals only with major financial institutions as currency forward counterparties, the insolvency or bankruptcy of a currency forward counterparty could subject the Fund to the loss of its entire deposit with such counterparty. The forward markets are well established. However, it is impossible to predict how, given certain unusual market scenarios, the unregulated nature of these markets might affect the Fund, and the recent events underlying the bankruptcy of Refco, Inc. and its related entities have underscored the risks of maintaining capital at unregulated entities.

Trading in Options

Where ACL Alternative Fund acquires securities on over-the-counter markets, there is no guarantee that ACL Alternative Fund will be able to realise the fair value of such securities due to their tendency to have limited liquidity and comparatively high price volatility.

The Trading Advisors have traded futures and forward options on behalf of the ACL Alternative Fund in the past and may trade such instruments in the future. Although successful options trading requires many of the same skills as successful futures and forward trading, the risks involved are somewhat different. For example, the assessment of near-term market volatility — which is directly reflected in the price of outstanding options — can be of much greater significance in trading options than it is in many long-term futures strategies. The use of options can be extremely expensive if market volatility is incorrectly predicted.

On execution of an option ACL Alternative Fund may pay a premium to a counterparty. In the event of the insolvency or bankruptcy of the counterparty, the option premium may be lost in addition to any unrealised gains where the contract is in the money.

Trading on Futures Exchanges Outside the United States

The Trading Advisors trade on futures exchanges outside the United States on behalf of the ACL Alternative Fund. Trading on such exchanges is not regulated by any United States government agency and may involve certain risks not applicable to trading on United States exchanges. For example, some non-U.S. exchanges, in contrast to United States exchanges, are "principals' markets" similar to the forward markets in which performance is the responsibility only of the individual member with whom the ACL Alternative Fund has entered into a futures contract and not of any exchange or clearing corporation. In such cases, the ACL Alternative Fund will be subject to the risk of the inability or refusal to perform with respect the individual member with whom the ACL Alternative Fund has entered into a futures contract. Trading on foreign exchanges involves the additional risks of expropriation, burdensome or confiscatory taxation, moratoriums, exchange or investment controls and political or diplomatic disruptions, each of which might materially adversely affect the ACL Alternative Fund's trading activities. In trading on foreign exchanges, the ACL Alternative Fund is also subject to the risk of changes in the exchange rates between the United States dollar and the currencies in which the foreign contracts are settled. Some emerging markets currently dictate that monies for settlement be received by a local broker a number of days in advance of settlement and that assets are not transferred until a number of days after settlement. This exposes the assets in question to risks arising from acts, omissions and solvency of the broker and counterparty risk for that period of time.

Shareholders' attention is drawn to the fact that the accounting and financial reporting standards, practices and disclosure requirements applicable to some of the countries in whose markets the ACL Alternative Fund may invest do not necessarily provide the same degree of shareholder protection and information to investors as would generally apply in more developed markets. The reliability of the trading and settlement systems in such markets and the liquidity of such markets may also not be equal to that available in more developed markets, which may result in delays in realising investments made by ACL Alternative Fund.

Investments may be made in markets located in countries which are exposed to the risks of political change or periods of political uncertainty which could also adversely affect the assets of the ACL Alternative Fund.

Substantial Charges to Fund

The Fund is obligated to pay substantial expenses regardless of whether it is profitable.

Trading Decisions Based on Technical Systems

Trading decisions of the Investment Manager are not determined by analysis of fundamental supply and demand factors, general economic factors or anticipated world events, but by technical trading systems involving trend analysis and other factors and the money management principles developed by the Investment Manager and its affiliates. The profitability of any trading system involving technical trend analysis depends upon the occurrence in the future of significant sustained price moves in at least some of the markets traded. Without such sustained price moves in at least some of the markets traded, the Investment Manager's trend-following systems are unlikely to produce profits and the Fund could suffer significant losses. The Investment Manager believes that investors should consider the Shares as a medium- to long-term investment (3 years or more) to permit the trading method to function over a significant period.

Discretionary Trading Advisor Selection

The Investment Manager's selection of a Trading Advisor will be made on a fully discretionary basis. Although the Investment Manager will make use of certain quantitative filters in its Trading Advisor selection, ultimately the decision of how to allocate the ACL Alternative Fund's capital will be made on the basis of the market judgment of the principals of the Investment Manager. Discretionary asset allocators may be less consistent over time and more prone to the effects of emotions and speculation than more systematic methods.

Possible Effects of Technical Trading Systems

There has been, in recent years, a substantial increase in interest in technical futures trading systems, particularly trend-following systems. As the capital under the management of trading systems based on the same general principles increases, an increasing number of traders may attempt to initiate or liquidate substantial positions at or about the same time as the Fund, or otherwise alter historical trading patterns or affect the execution of trades, to the significant detriment of the Fund.

Although the Fund is as likely to be profitable as unprofitable in up or down markets, there is some tendency for managed futures products — particularly those managed by systematic, trend-following advisors — to perform similarly during the same or approximately the same periods. Prospective investors must recognize that, irrespective of the skill and expertise of the Investment Manager, the success of the Fund may be substantially dependent on general market conditions over which the Investment Manager has no control.

In addition, there has been an increase in the use of trading systems employing counter-trend techniques that attempt to profit from the wide use of trend following systems by running stop points or otherwise. The increased use of such techniques could alter trading patterns the Investment Manager attempts to exploit to the detriment of the Fund.

Changes in Trading Method

The Trading Advisors of the ACL Alternative Fund may modify their trading methods without approval by or notice to Shareholders. Modifications may include changes in or substitution of technical trading systems, risk control overlays, money management principles and markets traded and introduction of non-technical factors and methods of analysis and non-trend-following technical systems and methods of analysis. The trading systems to be utilized by the Trading Advisors are proprietary and confidential.

Other Funds of the Investment Manager

The Investment Manager manages futures and forward accounts other than the Fund, including accounts in which the Investment Manager, its principals and employees have significant investments. The Investment Manager will not knowingly or deliberately use strategies for any fund that are inferior to those employed for any other fund or favor any fund over any other fund. No assurance is given, however, that the results of the Fund's investments will be similar to that of other funds concurrently managed by the Investment Manager or its affiliates.

Dependence on Key Personnel

The Investment Manager is dependent on the services of a limited number of key persons. The loss of any such persons could make it more difficult for the Investment Manager to continue to manage the Fund.

Limited Ability to Liquidate Investment in Shares

An investment in the Shares cannot be immediately liquidated by a Shareholder. Shares may be transferred only under limited circumstances and no market for Shares will exist at any time. A Shareholder can liquidate his investment through redemption of his Shares. A Shareholder may require the Fund to redeem all or a portion of his Shares as of the last day of any month on five days' written notice to the Registrar and Transfer Agent. Because notices of redemption must be submitted significantly in advance of the actual redemption date, the value received upon redemption may differ significantly from the value of the Shares at the time a decision to redeem is made. Furthermore, because redemptions are only permitted at month-end, investors are not able to select the value, or even the approximate value, at which they will redeem their Shares. The ACL Alternative Fund may acquire investments which are traded only over-the-counter. Accurately valuing and realising such investments or closing out positions in such investments at appropriate prices, may not always be possible.

Leverage

The ACL Alternative Fund may use leverage for their investments within the investment restrictions set out in the placement memorandum for that fund. However, during periods when a fund is leveraged, any event which may adversely affect the value of any investment could significantly affect the net assets of the ACL Alternative Fund, and hence the net assets of the Fund.

Substantial Redemptions

If there are substantial redemptions of shares in the ACL Alternative Fund, it may be more difficult for that fund to generate returns since it will be operating on a smaller asset base.

If there are substantial redemption requests within a limited period of time, it may be difficult for ACL Alternative Fund to provide sufficient funds to meet such redemptions without liquidating positions prematurely at an inappropriate time or on unfavourable terms.

Shareholders Will Not Participate in Management

Purchasers of Shares will not be entitled to participate in the management of the Fund or the conduct of its business. Such authority is vested solely in the Directors and the Investment Manager.

Possible Limitation on Deductibility of "Investment Advisory Fees"

Noncorporate investors may be required to treat the amount of any incentive profit shares as well as a portion of the brokerage commissions and other ordinary expenses of the Fund, as "investment advisory fees" which may be subject to substantial restrictions on deductibility for federal income tax purposes. Any such classification of these amounts could substantially increase the amount of the Fund's profits (if any) subject to tax. See "Federal Income Tax Aspects — Limited Deduction for Certain Expenses."

"Passive" Losses

Any income derived from the Fund's trading activities will constitute "Portfolio Income" or other income not from a passive activity, which means that losses resulting from a Shareholder's other passive activities cannot be offset against such income. See "Federal Income Tax Aspects — Treatment of Income and Loss Under the Passive Loss Rules."

Possibility of Tax Audit

There can be no assurance that the Fund's tax returns will not be audited by the Internal Revenue Service or that adjustments to such returns will not be made as a result of such an audit. Uncertainty concerning the federal tax status of the incentive fees paid to the Investment Manager may increase the likelihood that the Fund's returns will be audited by the Internal Revenue Service. If an audit results in an adjustment, Shareholders may be required to pay additional taxes, plus interest and possibly penalties and additions to tax. See "Federal Income Tax Aspects — Fund Audits."

Possible Changes in the Tax Code

In recent years, the United States federal income tax law has undergone repeated and substantial changes, a number of which have been materially adverse, or potentially materially adverse, to investment partnerships. It is impossible to predict what the effect of future changes in the Code, will be on an investment in the Fund. No ruling has been obtained from the U.S. Internal Revenue Service that the Fund or the ACL Alternative Fund will not be subject to U.S. taxation. If the Fund or the ACL Alternative Fund was subject to U.S. taxation, the tax consequences to Shareholders could be different to those described under "Taxation".

Statutory Regulation

Although the Fund and the Investment Manager are subject to regulation by the CFTC, the Fund is not registered under the U.S. Investment Company Act of 1940. Investors are, therefore, not accorded the protection provided by such legislation.

Future Regulatory and Market Changes

The regulation of the United States commodities markets has undergone substantial change in recent years, a process which is expected to continue. In addition, a number of substantial regulatory changes are pending or in progress in certain foreign markets. The effect of regulatory change on the Fund is impossible to predict but could be material and adverse.

Some concern has been expressed by various governmental authorities that the impact of speculative pools of capital, such as the Fund, on international currency trading is making it significantly more costly and difficult for central banks and governments to influence exchange rates. This and similar concerns could lead to pressure to restrict the access of speculative capital to these markets.

In addition to regulatory changes, the economic features of the markets to be traded by the ACL Alternative Fund have undergone, and are expected to continue to undergo, rapid and substantial changes as new strategies and instruments have been introduced. Furthermore, the number of participants, particularly institutional participants, in the futures and forward markets appears to have expanded substantially. There can be no assurance as to how the Trading Advisors of the ACL Alternative Fund will perform given the changes to, and increased competition in, the marketplace.

Cross Class Liability.

Although the assets and liabilities of each of the Fund's classes of Shares that have been or may, in the future, be created are, in effect, segregated into a separate sub-fund, investors should be aware of the special risk that the assets of any class may be applied to meet any claims by creditors of the Fund in circumstances in which the liabilities of a class exceed its assets. Thus the assets of a solvent class may be at risk with respect to, and may be used to satisfy the liabilities of, an insolvent class.

Absence of Secondary Market

Although it is expected that the Shares will be listed on the Bermuda Stock Exchange, no public market for the Shares is expected to develop after any listing. Consequently, shareholders will be able to dispose of their Shares only by means of redemption on a Dealing Day.

The foregoing list of Risk Factors does not purport to be a complete explanation of the risks involved in this offering. Potential investors should read the entire Memorandum before deciding to invest in the Fund.

TAXATION

This summary was written to support the marketing of Shares in the Fund. It is not intended to be used, and cannot be used, for the purpose of avoiding penalties that may imposed on an investment in the Fund. You are therefore urged to seek advice based on your particular circumstances from an independent tax advisor.

Introduction

The following is a summary of certain material federal income tax consequences of acquiring, holding and disposing of Shares. Because the federal income tax consequences of investing in the Fund will vary from investor to investor depending on each investor's unique federal income tax circumstances, this summary does not attempt to discuss all of the federal income tax consequences of such an investment. Among other things, except in certain limited cases, this summary does not purport to deal with persons in special situations (such as financial institutions, insurance companies, entities exempt from federal income tax, regulated investment companies, dealers in commodities and securities and pass through entities). Further, to the limited extent this summary discusses possible foreign, state and local income tax consequences, it does so in a very general manner. Finally, this summary does not purport to discuss federal tax consequences (such as estate and gift tax consequences) other than those arising under the federal income tax. ***You are therefore urged to consult your tax advisers to determine the federal, state, local and foreign tax consequences of acquiring, holding and disposing of Shares*****.**

Bermuda

At the date of this Memorandum, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, transfer tax, estate duty or inheritance tax payable by the Fund or Shareholders, other than Shareholders ordinarily resident in Bermuda. Neither the Fund nor its Shareholders will be subject to stamp duty on the issue, transfer or redemption of Shares.

The Fund has obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital assets, gains or appreciation of any tax in the nature of estate duty or inheritance tax, such tax shall not, until 28th March 2016, be applicable to the Fund or to any persons not ordinarily resident in Bermuda and holding such shares, debentures or other obligations of the Fund.

As an exempted mutual fund company, the Fund is liable in Bermuda to pay an annual registration fee, which, based upon its current authorised share capital, will be USD1,780 at the current rate.

Country of Residence of Investor – Investors are strongly advised to consult with their tax advisors to check the tax status and consequences of investing in the Fund in their country of tax residency and/or domicile.

The following summary is based upon the Internal Revenue Code of 1986, as amended (the "Code") as well as administrative regulations and rulings and judicial decisions thereunder, as of the date hereof, all of which are subject to change at any time (possibly on a retroactive basis). Accordingly, no assurance can be given that the tax consequences to the Fund or its investors will continue to be as described herein.

The Fund has not sought or obtained a ruling from the IRS (or any other federal, state, local or foreign governmental agency) or an opinion of legal counsel as to any specific federal, state, local or foreign tax matter that may affect it. Accordingly, although this summary is considered to be a correct interpretation of applicable law, no assurance can be given that a court or taxing authority will agree with such interpretation or with the tax positions taken by the Fund.

This summary relates solely to U.S. investors. A U.S. investor for purposes of this discussion is a person who is a citizen or a resident alien of the United States, a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source or a trust if: (i) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Partnership Status

The Fund intends to be classified as a partnership for federal income tax purposes. Thus, each item of the Fund's income, gain, loss, deduction and credit as recognized for federal income tax purposes should flow through to investors in the Fund for federal income tax purposes. In addition, the Fund does not expect to be treated as a "publicly traded partnership" ("PTP") taxable as a corporation for federal income tax purposes. In this regard, the Manager will permit the number of investors in the Fund to exceed 100 only if an exemption to the PTP rules applies. If the Fund were not classified as a partnership but instead were classified as a corporation for federal income tax purposes, it would be subject to tax at the entity level. This summary assumes that the Fund will be classified as a partnership for federal income tax purposes.

Taxation of Investors on Profits and Losses

If the Fund is treated as a partnership for federal income tax purposes, it generally will not pay any federal income tax. Instead, the Fund will file a partnership information return (on IRS Form 1065) with the IRS which reports the results of its operations, and provide investors with tax information so that they may report their share of the Fund's income, gain or loss. Each investor will be required to report separately on its federal income tax return (for each taxable year of such investor in which the Fund's taxable year ends) its allocable share of the Fund's net long-term capital gain or loss, net short-term capital gain or loss and all items of ordinary

income or loss, as reported to such investor by the Fund. With certain exceptions, federal income tax is not imposed on or measured by cash distributions (or constructive distributions), but on the Fund's "taxable income." As a result, each investor generally will be taxed on its allocable share of the Fund's taxable income and gain regardless of whether it received a distribution from the Fund during the taxable year in question.

Deductions of Losses and Expenses

Tax Basis and Amount at Risk

For federal income tax purposes, an investor may deduct losses and expenses allocated to it by the Fund only to the extent of its adjusted tax basis in its Shares (or, in the case of individuals, certain non-corporate taxpayers and certain closely-held corporations, the lesser of such investor's adjusted tax basis in its Shares or its "amount at risk" with respect to such Shares) as of the end of the Fund's taxable year in which such losses occur or such expenses are incurred.

Generally, an investor's adjusted tax basis in Shares is the amount paid for such Shares, reduced (but not below zero) by such investor's share of the Fund's distributions, losses and expenses, and increased by such investor's share of the Fund's liabilities, if any, and income and gain as determined for federal income tax purposes, including capital gains, with such reductions and increases made at the end of the Fund's taxable year. (Tax basis is also important because gain or loss on cash distributions or partial or complete withdrawals from the Fund is measured by reference to the investor's adjusted tax basis in his Shares, as discussed below).

Generally, an investor's "amount at risk" with respect to Shares includes such investor's (1) cash contributions to the Fund; (2) the adjusted basis of other property contributed by such investor to the Fund; and (3) amounts borrowed for the purchase of Shares or for use by or in the Fund for which such investor is personally liable or which are secured by property of such investor (not otherwise used by the Fund) to the extent of the fair market value of the encumbered property. The "amount at risk" is increased by any income and gain (as determined for federal income tax purposes) derived by such investor from the Fund, and is decreased by any losses (as determined for federal income tax purposes) derived by such investor from the Fund and the amounts of any withdrawals or other distributions received by such investor from the Fund. For purposes of the foregoing, "loss" derived by an investor from the Fund is defined as the excess of allowable deductions for a taxable year allocated to such investor by the Fund over the amount of income actually received or accrued by such investor during that year from the Fund. Disallowed loss that is suspended in any taxable year may be deducted in later years to the extent that the investor's amount at risk increases.

It is possible that an investor may be at risk with respect to its Shares in an amount that is less than its tax basis in such Shares.

In addition to the limitations discussed above, net capital losses are deductible by noncorporate taxpayers only to the extent of capital gains for the taxable year plus $3,000. Because of that limitation, an investor's distributive share of the Fund's net capital losses is not likely to materially reduce the federal income tax on such investor's ordinary income.

Syndication and Organization Expenses

Neither the Fund nor its investors will be entitled to any deduction for syndication expenses (*i.e.*, amounts paid or incurred in connection with offering and selling Shares, which may include amounts

paid to agents to identify prospective investors in the Fund). The IRS could take the position that if the Manager should pay agents to identify prospective investors in the Fund, a portion of any management fee payable to the Investment Manager constitutes non-deductible syndication expense in the hands of the investors.

Organizational expenses of the Fund are not currently deductible, but may be deducted for federal income tax purposes over a five year period.

Limitation on Deductibility of Shares

For noncorporate investors, Section 163(d) of the Code limits the deduction for "investment interest" (i.e., interest or short sale expenses properly allocable to property held for investment) to the investor's "net investment income" (generally, net gain and ordinary income derived by such investor from investments in the current year less certain directly connected expenses, other than interest or short sales expenses). For this purpose, any long-term capital gain is excluded from net investment income unless the investor elects to pay tax on such amount at ordinary income tax rates. Additionally, income characterized as "qualified dividend income" is not included in "net investment income." Interest expense incurred by an investor to purchase or carry Shares, or incurred by the Fund to purchase or carry property for investment or to engage in short sales, constitutes "investment interest."

If the Fund borrows or engages in short sales, thereby giving rise to "investment interest," each noncorporate investor in the Fund will receive its allocable share of the related interest or short sales expenses, to which the investment interest limitation will apply. Thus, a noncorporate investor in the Fund may be denied a deduction for all or part of his allocable share of the interest and short sale expenses attributable to his investment in the Fund unless he has sufficient investment income from all sources including the Fund. The excess of an investor's investment interest over net investment income may be carried forward to future years, subject to the same limitation.

Deductibility of Investment Expenditures by Noncorporate Investors

The Code provides that, in the case of a non-corporate taxpayer who itemizes deductions when computing taxable income, expenses incurred for the purpose of producing income (including investment management fees) generally must be aggregated with certain other "miscellaneous itemized deductions" and may be deducted only to the extent such aggregate expenses exceed 2% of such taxpayer's adjusted gross income. Further, such expenses are not deductible by a noncorporate investor in calculating his alternative minimum tax liability. In addition, the Code further limits the deductibility of investment expenses of an individual with an adjusted gross income in excess of a specified amount.

These limitations should not apply to a noncorporate investor's share of the Fund's expenses so long as the Fund is engaged in a trade or business, as defined by the Code. Specifically, the Code provides that expenses incurred in connection with a trade or business may be deducted in full against gross income, and thus, so long as the Fund is treated for tax purposes as being engaged in a trade or business, the expenses incurred will be fully deductible

against the income earned at the Fund level, with the benefit of this deduction flowing through to the Fund's investors and not being subject to the limitations at the investor level.

Foreign Taxes

Certain dividends and interest derived by the Fund from sources within foreign countries may be subject to taxes (including withholding taxes) imposed by those countries. In addition, the Fund may be subject to capital gains taxes in some of the foreign countries where it purchases and sells securities or other financial instruments. If applicable, the Fund will inform its investors as to their allocable shares of foreign taxes paid by the Fund, which such investors will be required to include in their income. An investor may be entitled, however, to claim a foreign tax credit or a deduction for its share of such taxes in computing its federal income tax. If applicable, the Fund will provide investors with information on any foreign taxes that may be eligible for the foreign tax credit or deduction.

Passive Activity Loss Rules

In the case of investors that are individuals, estates, trusts, certain closely-held corporations or personal service corporations, Section 469 of the Code generally restricts the deductibility of losses and credits from a "passive activity" against certain income which is not derived from a passive activity. For federal income tax purposes, such passive losses and credits are deductible by an investor only against such investor's passive income. Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from the Fund's investment and trading activity generally will not be considered income or loss from a passive activity). As a result, the deduction by an investor of his share of losses or deductions of the Fund should not be restricted by Section 469 of the Code. At the same time, an investor should not be able to offset losses or deductions from "passive activities" against its allocable share of the income or gain of the Fund.

Tax Consequences to a Redeeming Investor

A U.S. Shareholder that receives a cash liquidating distribution from the Fund generally will recognize capital gain or loss to the extent of the difference (if any) between the proceeds received by him and his adjusted tax basis in his Shares. Such tax basis generally will be equal to the amount of the Shareholder's initial investment and will be increased by (i) any additional capital contributions made by him and (ii) his allocable share of items of the Fund's taxable income and gain. Such adjusted tax basis generally will be decreased, but not below zero, by the Shareholder's allocable share of (i) the Fund's items of deduction and loss and (ii) distributions (if any) by the Fund.

Tax Treatment of Portfolio Investments

Taxation of Securities Trading

The Fund expects that it will act as a trader or investor, and not as a dealer, who buys and sells securities for its own account. A trader or investor is a person who buys and sells securities for its own account. A dealer, on the other hand, purchases securities for resale to customers rather than for investment or speculation.

Generally, gains and losses realized by a trader or investor on the sale of securities are capital gains and losses and are taken into account only when realized. Thus, subject to the various exceptions summarized in the following paragraph and described more fully below, the Fund ordinarily expects that the gains and losses from the Fund's securities typically will be treated as long-term or short-term capital gains and capital losses depending upon the length of time a particular investment position has been maintained. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment.

Net long-term capital gains are currently subject to a maximum rate of statutory federal income tax of 15% for individuals and certain non-corporate taxpayers. Net capital gain is generally the excess of net long-term capital gain (the net gain on capital assets held for more than 12 months) over net short-term capital loss (the net loss on capital assets held for 12 months or less). Net short-term capital gain (the net gain on assets held for 12 months or less) is subject to tax at the same rates as ordinary income.

Capital gains are subject to tax at the same rates as ordinary income for corporate taxpayers. Capital losses of corporate taxpayers are deductible only against capital gains.

As described more fully below, the application of certain rules relating to short sales and to so-called "wash sale" and "straddle" transactions may alter the manner in which the Fund's holding period for a security is determined or may otherwise affect the characterization (as long-term or short-term) and timing of realization of certain gains or losses. Moreover, the short sale and straddle rules may require the capitalization of certain related expenses. Further, as a result of the Fund's acquisition of debt obligations with "original issue discount" or "market discount," the Fund may be required to include certain "interest accruals" in income prior to actual receipt or to treat a portion of gain realized on the disposition of a "market discount" obligation as interest income. Income or loss from transactions involving foreign currency or derivative instruments, such as swap transactions, entered into by the Fund also may constitute ordinary income or loss.

Taxation of Dividends

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "2003 Tax Act") reduced the maximum tax rate on "qualified dividend income" to 15% for individuals and certain non-corporate taxpayers. The reduced tax rates generally apply to taxable years beginning after December 31, 2002, through December 31, 2010. The Fund will provide its investors information regarding their allocable shares of any qualifying dividends received by the Fund.

"Qualified dividend income" is defined under the 2003 Tax Act to mean dividends received from domestic corporations and "qualified foreign corporations" if a taxpayer has held the stock for 60 days during the 121-day holding period beginning 60 days before the ex-dividend date (or, in the case of stock having a preference in dividends, 90 days during the 181-day period beginning 90 days before the ex-dividend date). In general, periods in which the taxpayer has diminished his risk of loss with respect to stock (e.g., by holding options to sell, or short selling, related positions) do not count toward meeting the holding period requirement.

"Qualified foreign corporations" include foreign corporations that are eligible for benefits under a comprehensive tax treaty and foreign corporations the stock of which is readily tradeable on an established securities market in the United States. However, dividends that are received from a foreign corporation that was a foreign investment company, passive foreign investment company, or a foreign personal holding company in either the taxable year of distribution or the preceding taxable year are not "qualified dividend income."

"Qualified dividend income" also does not include dividends on any share of stock to the extent that the taxpayer is under an obligation to make related payments with respect to positions in substantially similar or related property. It is expected that a taxpayer who receives payments in lieu of dividends may not treat such amounts as qualified dividends.

Special rules apply under the 2003 Tax Act (i) to losses associated with stock with respect to which a taxpayer has received an "extraordinary dividend" and (ii) in determining a taxpayer's foreign tax credit limitation in the case of qualified dividend income.

Currency Fluctuations; Section 988 Gains or Losses

Generally, under Code Section 988, gains or losses with respect to investments in common stock of foreign issuers are taxed as capital gains or losses at the time of the disposition of such stock whereas gains and losses on the purchase and sale of foreign currencies are taxed as ordinary income or loss (except as described below). In addition, gains or losses on the sale of debt securities denominated in a foreign currency, to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition, are taxed as ordinary income or loss.

The Fund may enter into foreign currency futures contracts and foreign currency forward contracts and acquire put and call options on foreign currencies. Except as described in the following paragraph, foreign currency futures contracts and option contracts with respect to foreign currencies generally are not subject to ordinary income or loss treatment under Section 988 of the Code if they qualify as so-called "Section 1256 Contracts" (see discussion below). However, if the Fund enters into foreign currency futures contracts or acquires option contracts with respect to foreign currencies that do not qualify as Section 1256 Contracts, or certain foreign currency forward contracts, any gain or loss realized by the Fund with respect to those instruments will be ordinary, unless (i) the contract is a capital asset in the hands of the Fund and is not a part of a straddle transaction (see discussion below) and (ii) the Fund makes an election (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss. An election is also available to be a "qualified fund" whereby all gain or loss from trading foreign currency futures contracts and foreign currency forward contracts will be characterized as capital gain or capital loss, subject to the "mark to market" rules.

Generally, Code Section 988 sets forth the taxation of certain types of currency related transactions (so-called "Section 988 Hedging Transactions") which involve the reduction of a taxpayer's risk with respect to currency fluctuations on transactions such as: (1) borrowings (i.e., loans); (2) expenses or income items paid after the date of accrual; (3) dispositions of non-functional currencies (i.e., a foreign currency); (4) any forward contract, futures contract, or other option or financial instrument that is not a foreign currency based regulated futures contract ("RFC") or non-equity option; and (5) futures and non-equity options subject to Section 1256 that are brought into Section 988 under a Section 988(c) election. If a transaction qualifies as a Section 988 Hedging Transaction, gain or loss on the transaction is treated as ordinary gain or loss. To qualify as a Section 988 Hedging Transaction, such transaction must meet two requirements: (1) the transaction must be identified by the IRS or the taxpayer as a Section 988 Hedging Transaction and (2) the transaction must be made to reduce the risk of currency fluctuations on either (a) property held or to be held by the taxpayer; (b) borrowings made or to be made by the taxpayer; or (c) obligations incurred or to be incurred by the taxpayer.

Short Sales

A short sale is one in which the taxpayer borrows stock or other property delivered to the buyer. At a later date, the taxpayer either purchases similar property to "cover" the sale, and delivers it to the lender, or delivers property that he already held but did not wish to transfer at the earlier date. A short sale typically results in a short-term gain or loss since the "covering" purchase is usually made at or about the time delivery is made to the lender, at which time the transaction is closed. However, where the taxpayer is in both a long and short position on substantially identical properties, and where substantially identical properties have not been held for the required holding period for long-term capital gain treatment as of the date of the short sale, or acquired after the short sale and on or before the date the sale is closed, (i) any gain on the closing of the short sale is considered to be a short-term capital gain no matter when the property used in closing the short sale is acquired and (ii) the holding period of the substantially identical property (that is not in excess of the property sold short) is considered to begin on the date that the short sale is closed or on the date such securities are disposed, whichever occurs earlier.

Wash Sales and Straddles

The wash sale rule is designed to prevent the recognition of loss from the disposition of property at a loss in a case in which identical or substantially identical property (or an option to acquire such property) is or has been acquired within a prescribed period. Under the wash-sale rule, the loss sustained on the sale of property will be disallowed if, within the period beginning 30 days before and ending 30 days after the disposition the taxpayer acquires, or enters into a contract or option to acquire, substantially identical securities. The disallowed loss, however, is added to the basis of the newly-acquired property.

The Code contains special rules which apply to "straddles," defined generally as the holding of "offsetting positions with respect to personal property." In general, investment positions will be offsetting if there is a substantial diminution in the risk of loss from holding

one position by reason of holding one or more other positions. The American Jobs Creation Act of 2004 (the "2004 Tax Act") repealed the general exception from the straddle rules for stock. The 2004 Tax Act provides that the straddle rules apply to offsetting positions consisting of actively traded stock and a position with respect to substantially similar property. The Fund may enter into investments that may constitute positions in a straddle when considered in conjunction with the other investments of the Fund.

If two or more positions constitute a straddle, recognition of a realized loss from one position must be deferred to the extent of unrecognized gain in an offsetting position. Where one or more positions affect only a portion of one or more other positions, the positions are treated as offsetting only to the extent of the portion that is balanced. In addition, long-term capital gain may be recharacterized as short-term capital gain, or short-term capital loss as long-term capital loss. Interest and other carrying charges allocable to personal property that is part of a straddle are not currently deductible but must instead be capitalized.

The general deferral rules do not apply to "identified straddles." The 2004 Tax Act modified the definition of an "identified straddle." An "identified straddle" is one that was clearly identified as such on the Fund's records before the close of the day on which the straddle was acquired (or an earlier time if required by the Treasury Regulations), and, to the extent provided in regulations, the value of each position (immediately prior to the creation of the straddle) is not less than the basis of the position in hands of the taxpayer at the time the straddle is created. The 2004 Tax Act provides that Treasury regulations will specify the proper methods for clearly identifying a straddle as an "identified straddle."

The 2004 Tax Act also modified the rules applicable to losses from identified straddles. The new rules no longer allow losses with respect to identified straddles to be treated as sustained on the day on which the Fund disposes of all positions comprising the identified straddle. Instead, the 2004 Tax Act provides that the basis of each of the identified positions that offsets the loss position must be increased by an amount that is based, in part, on any unrecognized gain in the offsetting position. Any loss that increases the basis of an offsetting position may not otherwise be taken into account.

The 2004 Tax Act also clarified the treatment of physically settled straddle positions. It treats as a two-step transaction physical settlements of positions that are part of a straddle. Under the 2004 Tax Act, if a person physically settles a position (and such position, if terminated, would result in a loss) then the transaction is treated as if the person (1) terminated the position at its fair market value immediately before the settlement and (2) sold the property delivered at fair market value.

The extent to which the rules above would apply to straddles consisting of the Fund's direct and indirect transactions and transactions by an investor in the Fund, in such investor's individual capacity, is unclear (e.g., an investor in the Fund in its individual capacity owns a certain security and the Fund enters into certain short options with respect to such security). The IRS could contend that positions held by the Fund and positions held by the investor in his or her individual capacity should be aggregated and that such positions, when viewed in the aggregate, constitute a straddle. A prospective investor should review the application of these rules to its

individual tax situation, giving special consideration to the potential interaction between the operations of the Fund and transactions entered into by such prospective investor in its individual capacity.

Section 1256 Contracts

The Code generally distinguishes between so-called "Section 1256 Contracts" and other interests in property. Section 1256 Contracts include regulated futures contracts, certain foreign currency contracts, and certain nonequity options. Under the Code, Section 1256 Contracts are subject to a "mark to market" system of taxation. Specifically, Section 1256 Contracts held by the Fund at the end of each taxable year of the Fund are treated for federal income tax purposes as if they were sold by the Fund for their fair market value on the last business day of such taxable year. The net gain or loss, if any, derived by the Fund from such deemed sales of Section 1256 Contracts (known as "marking to market"), together with any gain or loss derived by the Fund from actual sales of Section 1256 Contracts, must be taken into account by the Fund in computing its taxable income for such year.

If an open position on which profit has been realized as of the end of a fiscal year declines in value after such year-end and before the position is in fact offset, a loss will be recognized for tax purposes (irrespective of the fact that the trader may actually have realized a gain on the position considered from the time that such position was initiated). The converse is the case with an open position on which a mark-to-market loss was recognized for tax purposes as of the end of a fiscal year but which subsequently increases in value prior to being offset.

If a Section 1256 Contract held by the Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale is adjusted to reflect the gain or loss previously taken into account under the "mark to market" rules.

Capital gains and losses derived from deemed or actual sales of Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. However, gains and losses derived from certain foreign currency transactions are treated as ordinary income and losses, as discussed above.

If a noncorporate taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain for such year to the extent that such gain includes gains on Section 1256 Contracts included in the taxpayer's income for such year. Losses so carried back are deemed to consist of 60% long-term capital loss and 40% short-term capital loss. To the extent that such losses are not used to offset gains on Section 1256 Contracts in a carryback year, they will carry forward indefinitely as losses on Section 1256 Contracts in future years.

Mixed Straddle Election

The Code allows a taxpayer to elect to offset gains and losses from positions that are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not

all positions are Section 1256 Contracts. If the Fund has mixed straddle trading positions, it may be eligible to elect to establish one or more mixed straddle accounts for certain of those positions. A mixed straddle trading account must, on a daily basis, "mark to market" all of its open positions and net all gains and losses from positions in such account. At the end of a taxable year, the annual net gains or losses from a mixed straddle account must be recognized for tax purposes. The application of the mixed straddle account rules (which are contained in Temporary Regulations) is not entirely clear. Therefore, there is no assurance that a mixed straddle account election made by the Fund will be accepted by the IRS.

Mark-to-Market Election

Section 475(f) of the Code permits traders in securities to elect to "mark to market" securities held in connection with their trading business. An electing trader will recognize (as ordinary income) gain or loss on any security held in connection with such trade or business at the close of a taxable year as if such security were sold for its fair market value. To the extent the mark-to-market rules apply to a security, the special rules regarding interest and carrying costs related to straddles, the mark-to-market rules regarding certain Section 1256 contracts (including regulated futures contracts), and the wash sale rules on stock and securities will not apply. Once made, an election may be revoked only with the consent of the IRS. The Fund does not intend to make a Section 475(f) election.

Original Issue Discount

The Fund may hold or purchase debt instruments that are issued with "original issue discount" which will be includable in the taxable income of investors in each year in which the Fund owns such debt instruments. The rules concerning original issue discount are complex, and a complete discussion of such rules is beyond the scope of this summary. Generally, the term "original issue discount" means the excess of the stated redemption price at maturity of the debt obligation (i.e., all payments due under the debt obligation other than payments of stated interest meeting certain requirements) over its issue price, provided such excess exceeds a de minimis amount. The amount of original issue discount required to be included in the gross income of an investor in a taxable year will equal its share of the sum of the "daily portions" of original issue discount for each day during the taxable year in which the Fund holds such debt instruments. An investor will be required to include in income its allocable share of the amount of original issue discount accrued, on a constant-yield basis, with respect to a debt obligation held by the Fund, regardless of whether such investor is a cash or accrual method taxpayer.

Market Discount

The Fund may hold or purchase bonds that are subject to the "market discount" provisions contained in Sections 1276-1278 of the Code. These rules generally provide that if a holder acquires a debt instrument at a discount from, in general, its stated redemption price at maturity, which discount exceeds a de minimis amount, and thereafter disposes of such an instrument, the lesser of (a) the gain realized or (b) the portion of the market discount which accrued while the debt instrument was held by such holder will be treated as ordinary income at

the time of the disposition. Any accrued market discount will also be recognized in the event that principal payments are made on the debt instrument.

The market discount rules also provide that the net direct interest expense with respect to any market discount bond is allowed as a deduction for the taxable year only to the extent that such expense exceeds the portion of the market discount allocable to the days during the taxable year on which such bond was held by the taxpayer (as determined under the rules of Section 1276(b) of the Code).

Anti-Deferral Rules.

The Fund may invest in certain non-U.S. companies that are classified as corporations for U.S. federal income tax purposes. If so, pursuant to various "anti-deferral" provisions of the Code (the "Subpart F," "passive foreign investment company," and "controlled foreign corporation" provisions), direct or indirect investments by the Fund in certain foreign corporations may cause an investor to (i) recognize taxable income before the Fund's receipt of distribution proceeds, (ii) pay an interest charge on receipts that are deemed to have been deferred or (iii) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as long-term capital gain. The 2004 Tax Act repealed the foreign personal holding company ("FPHC") and foreign investment company ("FIC") anti-deferral regimes for taxable years of foreign corporations beginning after December 31, 2004, and taxable years of U.S. shareholders in which such taxable years of foreign corporations end.

Amortizable Bond Premium

If the Fund purchases a bond at a cost which, generally, is in excess of the amount payable on maturity, the excess may constitute amortizable bond premium which is treated as a reduction of interest on such bond. The Fund may make an election under Section 171 of the Code to allocate amortizable bond premium among the interest payments on the bond. In that case, the amount so allocated generally would be applied against (and operate to reduce) the amount of such interest payments.

State and Local Taxes

Each investor may be required to file returns and pay state and local tax on such investor's share of the Fund's income in the jurisdiction in which such investor is a resident and/or other jurisdictions in which income is earned by the Fund. Certain of such taxes could, if applicable, have a significant effect on the amount of tax payable by an investor in respect of his investment in the Fund. An investor may be entitled to a deduction or credit against tax owed to such investor's jurisdiction of residence for taxes paid to other states or jurisdictions in which such investor is not a resident.

Tax Elections

The Investment Manager, in its sole discretion, may make any tax elections provided for in the Code on behalf of the Fund. These elections include the election under Section 754 of the Code to adjust the tax basis of the Fund's assets when Shares in the Fund are transferred or when

a holder of of Shares withdraws from the Fund. The 2004 Tax Act makes mandatory the tax basis adjustment rules when Shares are transferred to which there is a substantial built-in loss. A "substantial built-in loss" exists when the Fund's adjusted basis in property exceeds by more than $250,000 the fair market value of such property. In lieu of the mandatory basis adjustment rules, special rules apply to electing investment partnerships and securitization partnerships.

Tax Audits

Adjustments in tax liability with respect to the Fund's tax items generally will be made at the Fund level in a single proceeding rather than in separate proceedings with each investor. In general, the Investment Manager will represent the Fund as the "tax matters partner" during any audit and in any dispute with the IRS and may enter into a settlement agreement with the IRS that may be binding on you. Before settlement, however, an investor may file a statement with the IRS that the Investment Manager does not have authority to bind such investor with respect to the Fund.

The Investment Manager has the authority to, and may, extend the period for the assessment of deficiencies or the claiming of refunds with respect to all investors in the Fund. If an audit results in an adjustment, all investors may be required to pay additional tax, interest and possibly penalties. There can be no assurance that the tax return of the Fund or any Fund investor will not be audited by the IRS or that no adjustments to such returns will be made as a result of such an audit.

Withholding Taxes

The Fund may be required, on behalf of an investor, to withhold and remit taxes to federal, state, local or other jurisdictions from such investor's allocable share of the Fund's income. Withholding taxes may apply, for example, to persons who are subject to "back up" withholding. To the extent that the Fund is subject to any taxes or fees that are based on the specific characteristics of one or more Shareholders, such taxes or fees shall be specially allocated to such Shareholders or Shareholders.

Disclosure of Tax Structure and Treatment

The Fund does not believe that an investment in Shares is reportable as a confidential tax shelter transaction. An investor may disclose the anticipated tax treatment and tax structure of the Fund.

Tax Shelter Reporting

Tax shelter regulations issued by the IRS may require the Fund to maintain a list of the names and taxpayer identification numbers of its investors, which list may be subject to disclosure to the IRS upon its request. In addition, an investor may be required to file a disclosure with the IRS (on IRS Form 8886 – Reportable Transactions Disclosure Statement) with respect to certain transactions entered into by the Fund. Published guidance on these regulations indicates that the tax shelter disclosure requirements should not apply to investments that are subject to certain "mark-to-market" provisions of the Code. The Fund expects that some

or all of its investments will satisfy this exception, but there can be no assurance that the regulations will not otherwise apply to you. Accordingly, you should consult your federal tax advisor with respect to the applicability of the tax shelter regulations to your investment in the Fund, especially if you report losses from the Fund.

Except as otherwise set forth, the foregoing statements regarding the federal income tax consequences to the partners of an investment in the Fund are based upon the provisions of the Code as currently in effect and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial or legislative changes (other than those discussed above) will not occur that would make the foregoing statements incorrect or incomplete.

The foregoing discussion is not intended as a substitute for careful tax planning, particularly since certain of the income tax consequences of an investment in the Fund may not be the same for all taxpayers. ACCORDINGLY, PROSPECTIVE INVESTORS IN THE FUND ARE URGED TO CONSULT THEIR TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATION UNDER FEDERAL LAW AND THE PROVISIONS OF APPLICABLE STATE AND LOCAL LAWS BEFORE SUBSCRIBING FOR SHARES.

INVESTMENTS BY EMPLOYEE BENEFIT PLANS

General

The following section sets forth certain consequences under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code which a fiduciary of an "employee benefit plan" as defined in and subject to ERISA or of a "plan" as defined in and subject to Section 4975 of the Code who has investment discretion should consider before deciding to invest the plan's assets in the Fund (such "employee benefit plans" and "plans" being referred to herein as "Plans," and such fiduciaries with investment discretion being referred to herein as "Plan Fiduciaries"). The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary's own counsel.

* * * * *

Any discussion of U.S. federal tax issues set forth in this Memorandum was written in connection with the promotion and marketing by the Investment Manager of the transactions described in this Memorandum. Such discussion was not intended or written to be legal or tax advice to any person and was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any U.S. federal tax penalties that may be imposed on such person. Each investor should seek advice based on its particular circumstances from an independent tax advisor.

* * * * *

In general, the terms "employee benefit plan" as defined in ERISA and "plan" as defined in Section 4975 of the Code together refer to any plan or account of various types which provides retirement benefits or welfare benefits to an individual or to an employer's employees and their beneficiaries. Such plans and accounts include, but are not limited to, corporate pension and profit-sharing plans, "simplified employee pension plans," Keogh plans for self-employed individuals (including partners), individual retirement accounts described in Section 408 of the Code and medical benefit plans.

Each Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in the Fund, including the role an investment in the Fund plays in the Plan's investment portfolio. Each Plan Fiduciary, before deciding to invest in the Fund, must be satisfied that investment in the Fund is a prudent investment for the Plan, that the investments of the Plan, including the investment in the Fund, are diversified so as to minimize the risks of large losses and that an investment in the Fund complies with the documents of the Plan and related trust.

EACH PLAN FIDUCIARY CONSIDERING ACQUIRING AN INTEREST MUST CONSULT ITS OWN LEGAL AND TAX ADVISERS BEFORE DOING SO.

Restrictions on Investments by Benefit Plan Investors

ERISA and a regulation issued thereunder contain rules for determining when an investment by a Plan in an entity will result in the underlying assets of the entity being assets of the Plan for purposes of ERISA and Section 4975 of the Code (*i.e.*, "plan assets"). Those rules provide that assets of an entity will not be plan assets of a Plan which purchases an interest therein if the investment by all "benefit plan investors" is not "significant" or certain other exceptions apply. The term "benefit plan investors" includes all Plans (*i.e.*, all "employee benefit plans" as defined in and subject to ERISA and all "plans" as defined in and subject to Section 4975 of the Code) and all entities that hold "plan assets" (each, a "Plan Assets Entity") due to investments made in such entities by already described benefit plan investors. ERISA provides that a Plan Assets Entity is considered to hold plan assets only to the extent of the percentage of the Plan Assets Entity's equity interests held by benefit plan investors. In addition, all or a portion of an investment made by an insurance company using assets from its general account may be treated as a benefit plan investor. Investments by benefit plan investors will be deemed not significant if benefit plan investors own, in the aggregate, less than 25% of the total value of each class of equity interests of the entity (determined by not including the investments of persons with discretionary authority or control over the assets of such entity, of any person who provides investment advice for a fee (direct or indirect) with respect to such assets, and "affiliates" (as defined in the regulations issued under ERISA) of such persons; provided, however, that under no circumstances are investments by benefit plan investors excluded from such calculation).

In order to avoid causing assets of the Fund to be "plan assets," the Investment Manager intends to restrict the aggregate investment by benefit plan investors to under 25% of the total value of each class of equity interests of the Fund (not including the investments of the Investment Manager, any person who provides investment advice for a fee (direct or indirect) with respect to the assets of the Fund, and any entity (other than a benefit plan investor) that is directly or

indirectly through one or more intermediaries controlling, controlled by or under common control with any of such entities (including a partnership or other entity for which the Investment Manager is the general partner, investment adviser or provides investment advice), and each of the principals, officers and employees of any of the foregoing entities who has the power to exercise a controlling influence over the management or policies of such entity or of the Fund). Furthermore, because the 25% test is ongoing, it not only restricts additional investments by benefit plan investors, but also can cause the Fund to require that existing benefit plan Shareholders withdraw from the Fund in the event that other Shareholders withdraw. If rejection of capital contributions or such mandatory withdrawals are necessary, as determined by the Investment Manager, to avoid causing the assets of the Fund to be "plan assets," the Investment Manager will effect such rejections or withdrawals in such manner as the Investment Manager, in its sole discretion, determines.

Ineligible Purchasers

In general, Shares may not be purchased with the assets of a Plan if the Investment Manager, any person who introduces prospective investors to the Fund, any of their respective affiliates or any of their respective employees either: (i) has investment discretion with respect to the investment of such plan assets; (ii) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Plan; or (iii) is an employer maintaining or contributing to such Plan. A party that is described in clause (i) or (ii) of the preceding sentence is a fiduciary under ERISA and the Code with respect to the Plan, and any such purchase might result in a "prohibited transaction" under ERISA and the Code.

Except as otherwise set forth, the foregoing statements regarding the consequences under ERISA and the Code of an investment in the Fund are based on the provisions of the Code and ERISA as currently in effect, and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial, or legislative changes will not occur that may make the foregoing statements incorrect or incomplete.

ACCEPTANCE OF SHARES ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY THE INVESTMENT MANAGER, THE FUND OR ANY OTHER PARTY RELATED TO THE FUND THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN THE FUND IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.

GENERAL

Availability of Documents

The description and summaries of documents in this Memorandum do not purport to be complete; investors should refer to the actual documents for a complete statement and to understand their terms and conditions.

The following are the Material Contracts relating to the Fund.

- *The Bye-laws of the Fund dated as of 17th October 2006.*
- *The Placement Memorandum of the ACL Alternative Fund.*
- *The Investment Management Agreement between the Fund and the Investment Manager.*
- *The Subscription Agreement.*
- *The Administration Agreement with the Administrator.*
- *The Registrar and Transfer Agent Agreement.*
- *The Principal Distribution Agreement.*

All the Material Contracts are available upon request from the Investment Manager, or from the registered office in Bermuda.

The Directors of the Fund confirm that as of the date of issue of the Memorandum:
(a) the Fund has not commenced business;
(b) no dividends have been declared or paid;
(c) the directors have not approved any financial statements for laying before a general meeting of the Fund; and
(d) the Auditors have not audited any financial statements of the Fund.

There has been no significant change in the financial position of the Fund since the date of incorporation of the Fund

Auditor

The following is the text of a statement addressed to the Directors of the Company by KPMG, Auditors of the Company "We hereby confirm our acceptance of appointment as auditors of Abbey Capital Multi-Manager Fund Limited".

Amendments

No Bye-law shall be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by a resolution of the Directors and confirmed by a resolution of the Shareholders passed by a three-quarters majority of the votes cast in accordance with the provisions of these Bye-laws.

Side Letters Disfavored

The Investment Manager disfavors "side letters" with Shareholders, even if the terms of such "side letters" do not adversely affect other Shareholders. However, the Investment Manager may, in its sole and absolute discretion, enter into "side letters" with certain Shareholders provided that the entering into of such a "side letter" does not affect the equality of treatment of all Shareholders of the same class.

Confidentiality; No Solicitation

Each Shareholder agrees that such Shareholder will not distribute any information regarding the Investment Manager or the Fund without the express written approval of the Investment Manager and that such Shareholder's investment in the Fund, as well as all information concerning the Investment Manager and the Fund, including the performance of such Shareholder's investment and the Fund, must be maintained on a strictly confidential basis.

Each Shareholder agrees that such Shareholder and its Affiliates and related parties will not, directly or indirectly, solicit, suggest, induce or encourage any current or former officer or employee of the Investment Manager to seek employment or business opportunities elsewhere or not to devote such person's full and undivided business time to such person's activities as an officer or employee of the Investment Manager.

Litigation

The Fund is not engaged in any litigation or arbitration proceedings and is not aware of any litigation or claim pending or threatened by or against it. The Investment Manager has not been the subject of any criminal convictions or disciplinary action taken by a supervisory or regulatory body

Share Capital

The capital of the Fund shall be divided into 100 Founders Shares and such number of classes of Shares as the Directors may from time to time determine with the rights and restrictions contained in the Bye-laws as follows:

(a) *Voting Rights*: On a show of hands every Shareholder who is present in person or by proxy shall have one vote and every Founder Shareholder who is present, in person or by proxy, shall have one vote in respect of all of the Founder Shares. On a poll, every Shareholder present

in person or by proxy shall be entitled to one vote in respect of each Share held by him, and every Founder Shareholder who is present in person or by proxy, shall be entitled to one vote in respect of all of the Founder Shares.

(b) *Dividends:* Shareholders shall be entitled to such dividends as the Directors may from time to time declare. The Founder Shareholders shall not be entitled to any dividends in respect of such Founder Shares.

(c) *Redemption*: Shares may be redeemed by Shareholders on any Dealing Day in accordance with the Bye-laws.

(d) *Winding Up*: If the Directors decide that it is in the best interests of Shareholders to wind up the Fund, the Secretary shall forthwith at the Directors' request, convene a special general meeting of the Fund to consider a proposal to appoint a liquidator to wind up the Fund. The liquidator, on appointment, shall firstly apply the assets of the Fund in satisfaction of creditors' claims as he deems appropriate. The assets of the Fund shall then be distributed amongst the Shareholders. The assets available for distribution amongst the Shareholders shall be applied as follows:

(i) firstly those assets attributable to a particular class of Shares shall be paid to the holders of Shares in that class; and

(ii) secondly, any balance then remaining and not attributable to any class of Share shall be apportioned between the classes of Shares pro-rata to the Net Asset Value of each class of Share immediately prior to any distribution to Shareholders and the amounts so apportioned shall be paid to Shareholders pro-rata to the number of Shares in that class held by them; and

(iii) thirdly, in the payment to holders of Founder Shares of sums up to the nominal amount paid thereon. In the event that there are insufficient assets as aforesaid to enable such payment in full to be made, no recourse shall be had to any of the other assets of the Fund.

Subject to the provisions of the Bye-laws and the Act, the Fund in general meeting may from time to time by resolution:

(a) increase its capital by such sum divided into shares of such amounts as the resolution shall prescribe; all new shares shall be subject to the provisions of the Bye-laws;

(b) alter the share capital of the Fund in any way;

(c) reduce its share capital to such sum not less than the minimum share capital prescribed by this Memorandum as the resolution shall determine.

(e) *Transfer of Shares:* Subject to such of the restrictions of the Fund's Bye-laws as may be applicable, any Shareholder may transfer all or any of his shares by instrument in writing in any

usual common form or in any other form which the Directors may approve and every form of transfer shall state the full name and address of the transferor and transferee. Such instrument need not be under seal. The instrument of transfer of a Share shall be signed by or on behalf of the transferor and need not be signed by the transferee. The transferor shall be deemed to remain the holder of such shares until the name of the transferee is entered in the register in respect thereof.

(f) *Restrictions on transfer:* (i) A transfer of Shares shall not be registered if in consequence of such transfer the transferor would hold a number of Shares in value less than such amount as the Directors may determine from time to time; (ii) The Directors may decline to register any transfer of Shares unless all applicable taxes and/or stamp duties have been paid in respect of the instrument of transfer and the instrument of transfer is deposited at the registered office of the Fund or such other place as the Directors may reasonably require accompanied by such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and such relevant information as the Directors may reasonably require from the transferee. If the Directors decline to register a transfer of any Share they shall, within one month after the date on which the transfer was lodged with the Fund, send to the transferee notice of the refusal; (iii) The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine provided always that such registration shall not be suspended for more than thirty days in any year.

Under the terms of the Subscription Agreement, Shareholders designate and appoint UBS Financial Services Inc, acting by any of its duly authorized corporate representatives, with full power of substitution, as their proxy for the purpose of voting the Shares subscribed for or otherwise acquired as said proxy may determine on any and all matters which may arise at any annual or extraordinary general meeting of Shareholders and upon which such Shares could be voted by Shareholders present in person at such meeting. The proxy may be revoked by the owner of record of the Shares subscribed for, either personally or by presentation of a subsequently executed proxy at any annual or special general meeting of Shareholders, or by written notice to UBS Financial Services Inc, Alternative Investments US, 1285 Avenue of the Americas, New York, NY 10019, Attn: Operations – 37th Floor

Prior Period Items

In the event that the Fund at any time becomes subject to a liability or loss (or series of related liabilities or losses) which relates to a prior Accounting Period and which exceeds 10% of the Net Asset Value of the Fund as of the date that such liability or loss becomes due (other than items specifically associated with a Shareholder), the Directors of the Fund will use reasonable efforts to allocate such liability or loss in part or entirely to the persons (or the transferees of the persons) who were Shareholders in the prior period with respect to which the liability or loss relates (including former Shareholders). If the Directors of the Fund are unable to collect any portion of the liability or loss, or such liability or loss is below the 10% threshold, such amount will be allocated among the current Shareholders, irrespective of whether they were Shareholders during the prior period to which such liability or loss relates. No Shareholder will

be liable for prior period items in any amount exceeding such Shareholder's investment in the Fund, *plus* any amounts previously distributed to, or withdrawn by, such Shareholder (without interest).

Investment Manager Assignability, Redemptions and Delegation

The Investment Manager has the same right to terminate the Investment Management Agreement, with 90 days prior written notice to the Fund.

One or more additional or substitute Investment Managers may be admitted to the Fund by the Investment Manager without the consent of any other Shareholder; provided, that such additional or substitute Investment Managers are affiliates of the Investment Manager. The Investment Manager may also admit one or more persons who are not affiliated with the Investment Manager as additional Investment Managers, but only with the consent of a majority of the Shareholders. The admission of an additional or substitute Investment Manager will not be cause for dissolution of the Fund, and all the Shareholders will continue to be subject to the provisions of the Bye-Laws in all respects.

Reports

The Fund will furnish to each Shareholder a report of the Fund's estimated performance as soon as practicable after the end of each month, and a quarterly report with the increase or decrease in the Net Asset Value of the Fund during the preceding quarter, as well as such other information as the Investment Manager may deem appropriate. As soon as practicable after the end of each fiscal year, the Fund will furnish to each Shareholder audited financial statements as of the end of that fiscal year, and will include a copy of the Shareholder's federal K-1 for the preceding year, in a form sufficient to enable that Shareholder to determine its share, for federal, state and local income tax purposes, of all items of Fund income, gain, loss, deduction, preference and credit.

Shareholders may need to obtain one or more extensions of time to file their tax returns due to the late receipt of certain tax information from the Fund.

Money Laundering Prevention

Measures aimed towards the prevention of money laundering require an applicant to verify his identity to the Fund and the Registrar and Transfer Agent as its delegate. This obligation is absolute except where the application is being made through a recognised intermediary. This exception will only apply if the intermediary concerned is within a country recognised by applicable law as having equivalent anti-money laundering regulations to Ireland.

The Registrar and Transfer Agent or the distributor will notify applicants, as set out in the Subscription Agreement, what proof of identity is required. By way of example, an individual may be required to produce a copy of a passport or identification card duly certified by a public authority such as a notary public, the police or the ambassador in his country of residence, together with evidence of his/her address such as a utility bill or bank statement and date of birth. In the case of corporate applicants, this may require production of a certified copy of the

certificate of incorporation (and any change of name), Memorandum and Articles of Association and Bye-Laws (or equivalent), the names and residential and business addresses of all directors and beneficial owners.

The details given above are by way of example only, and the Registrar and Transfer Agent or distributor will request such information and documentation as it considers necessary to verify the identity of the applicant. In the event of delay or failure by the applicant to produce any information required for verification purposes, the Registrar and Transfer Agent or the distributor may refuse to accept the application and the subscription monies relating thereto or may refuse to process a Redemption Request until proper information has been provided. Investors should note specifically that where Redemption Proceeds are requested to be remitted to an account which is not in the name of the investor, the Registrar and Transfer Agent reserves the right to request such information as may be reasonably necessary in order to verify the identity of the investor and the owner of the account to which the Redemption Proceeds will be paid. The Redemption Proceeds will not be paid to a third party account if the investor and/or owner of the account fails to provide such information.

The Registrar and Transfer Agent reserves the right to seek further documentary identification or verification in order to satisfactorily update its records in compliance with all applicable legislation and regulation or internal policy of the Registrar and Transfer Agent as applied from time to time notwithstanding the fact that the applicant may have subscribed prior to such legislation, regulation or change in the Registrar and Transfer Agent's policy coming into force. As soon as it is reasonably practicable after such a change the applicant will provide to the Registrar and Transfer Agent such further documentary identification or verification as it may reasonably requested.

Applicants will be required to acknowledge and agree that where they fail to meet all of the Registrar and Transfer Agent's verification and identification policies as applied from time to time by the Registrar and Transfer Agent in its compliance with all applicable anti-money laundering laws and regulation, the Registrar and Transfer Agent, after notification to the Directors of the Fund, may refuse to issue statements of account in respect of their holding in the Fund until they comply with such applicable verification and identification standards. Where possible all reasonable steps will be taken to bring the period of suspension of non-issuance of statements of account to an end as soon as such Shareholder complies with such verification and identification standards in force and is no longer in breach with any applicable law or regulation.

The Fund and the Registrar and Transfer Agent reserve the right to reject an application, for any reason, in whole or in part in which event the application monies or any balance thereof will be returned to the applicant without interest by transfer to the applicant's designated account or by post at the applicant's risk.

Each applicant acknowledges that the Registrar and Transfer Agent and distributor shall be held harmless against any loss arising as a result of a failure to process his application for, or request for Redemption of Shares, if such information and documentation as had been properly requested by the Registrar and Transfer Agent or distributor has not been provided by the applicant.

ACCESS TO INFORMATION

The Investment Manager will answer all reasonable inquiries from prospective investors or their representatives concerning the Fund, the Investment Manager and other matters related to the offering of the Shares and as necessary or advisable to confirm the accuracy of this Memorandum; provided, that the Investment Manager will not disclose any confidential or proprietary information, including information concerning the Investment Manager's proprietary investment techniques and the identity of any investors in the Fund or other Investment Manager clients.

The Investment Manager invites each prospective Shareholder to meet with the Investment Manager to discuss a potential investment in the Fund.

Appendix A

An applicant for Shares in the Fund must be a person who is, or may properly be treated under the Bermuda Investment Business Act 2003 (as amended) as, (i) a "sophisticated private investor"; (ii) a "high net worth private investor"; (iii) a "high income private investor"; (iv) a body corporate in which all shareholders fall within the classes of persons in categories (i) to (iii) above; (v) a trust in which all the beneficiaries fall within the classes of persons in categories (i) to (iii) above; (vi) a body corporate that has total assets of not less than $5,000,000 (whether such assets are held by it or by another body corporate of which it is a subsidiary or holding company); (vii) an unincorporated association or trust that has total assets of not less than $5,000,000; or (viii) a partnership in which all the partners fall within the classes of persons in paragraph (i) to (iii) above.

A "sophisticated private investor" is defined in the Investment Business (Exemptions) Order 2004, promulgated under the Bermuda Investment Business Act 2003 (as amended) as (i) an individual who has such knowledge, and experience in, financial and business matters as would enable him to properly evaluate the merits and risks of the prospective purchase of investments; and (ii) who, in respect of each investment transaction, deals in amounts of not less than $100,000. A "high net worth private investor" means an individual whose net worth or joint net worth with that person's spouse in the year in which he purchases an investment exceeds $1,000,000; and "net worth" means the excess of total assets at fair market value over total liabilities; and a "high income private investor" means an individual who had an individual income in excess of $200,000 in each of the previous two years or has had a joint income with that person's spouse in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year; and "current year" means the year in which he purchases an investment.

Accredited Investor and Qualified Eligible Person ("QEP") Status

An applicant for Shares must meet one of the following criteria to be an Eligible Investor:-

INDIVIDUAL SUBSCRIBERS

(a) The applicant (hereinafter referred to as the Subscriber) is an accredited investor and qualified eligible person because the Subscriber has individual net worth, or the Subscriber's spouse and the Subscriber have a combined net worth, in excess of $1,000,000, and the Subscriber satisfies the Portfolio Requirement. For purposes of this Appendix, "net worth" means the excess of total assets at fair market value, including home, home furnishings and automobiles, over total liabilities. For purposes of determining "net worth," the principal residence owned by an individual shall be valued either at cost, including the cost of improvements, net of current encumbrances upon the property, or the appraised value of the property as determined upon a written appraisal used by an institutional lender making a loan to the individual secured by the property, including the cost of subsequent improvements, net of current encumbrances upon the property.

An applicant for Shares will be deemed to have satisfied the "Portfolio Requirement" only if the applicant (hereinafter referred to as the Subscriber) either: (i) owns securities (including participations in the Fund and other pools) of issuers not affiliated with the Subscriber and other investments (e.g., real estate held for investment purposes) with an aggregate market value of at least $2,000,000, or (ii) has on deposit with a futures commission merchant at least $200,000 in exchange-specified initial margin and option premium for commodity interest transactions, or (iii) owns a portfolio comprised of a proportionate combination of (i) and (ii) (e.g., $1,000,000 in securities and $100,000 in margin and premium).

CORPORATIONS, PARTNERSHIPS OR LIMITED LIABILITY COMPANIES

(b) The Subscriber is an accredited investor and qualified eligible person because it has total assets in excess of $5,000,000, was not formed for the specific purpose of investing in the Fund, its purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Fund, is not a commodity pool, and satisfies the Portfolio Requirement.

(c) The Subscriber is an accredited investor and qualified eligible person because it has total assets in excess of $5,000,000, was not formed for the specific purpose of investing in the Fund and is: (i) a futures commission merchant registered pursuant to Section 4(d) of the Commodity Exchange Act, as amended ("CEA"), (ii) a commodity trading advisor registered pursuant to Section 4m of the CEA who has either been so registered and active as such for two years or who provides commodity interest trading advice to commodity accounts which, in the aggregate, have total assets in excess of $5,000,000 deposited at one or more futures commission merchants, (iii) a commodity pool operator registered pursuant to Section 4m of the CEA who has either been so registered and active as such for two years or who operates pools which, in the aggregate, have total assets in excess of $5,000,000; (iv) a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; or (v) an investment adviser registered pursuant to the Investment Advisers Act of 1940, as amended (the "Advisers Act"), who has either been so registered and active as such for two years or who provides securities investment advice to securities accounts which, in the aggregate, have total assets in excess of $5,000,000 deposited at one or more registered securities brokers.

(d) The Subscriber is an accredited investor and qualified eligible participant because it has total assets in excess of $5,000,000, it was not formed for the specific purpose of investing in the Fund, it satisfies the Portfolio Requirement, it is a commodity pool, and its purchase is directed by a qualified eligible person.

(e) The Subscriber is an accredited investor and qualified eligible person because all of its equity owners, unit owners and participants are accredited investors and qualified eligible persons.

TRUSTS

(f) The Subscriber is an accredited investor and qualified eligible person because it has total assets in excess of $5,000,000, it was not formed for the specific purpose of investing in the Fund, its purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Fund, and either: (i) the Subscriber satisfies the Portfolio Requirement and its purchase is directed by a qualified eligible person; or (ii) the trustee or other person authorized to make investment decisions for the trust, and each settlor or other person who has contributed assets to the trust, is a qualified eligible person.

(g) The Subscriber is an accredited investor and qualified eligible person because it (i) is a bank as defined in Section 3(a)(2) of the Securities Act or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of that Act, (ii) is acting in its fiduciary capacity as trustee, (iii) satisfies the Portfolio Requirement, and (iv) is subscribing for the purchase of the securities being offered on behalf of a trust which qualifies as a qualified eligible person.

(h) The Subscriber is an accredited investor and qualified eligible person because it is a revocable trust which may be amended or revoked at any time by the grantors thereof and all of the grantors are accredited investors and qualified eligible persons.

EMPLOYEE BENEFIT PLANS (INCLUDING KEOGH PLANS)

(i) The Subscriber is an accredited investor and qualified eligible person because it is an employee benefit plan within the meaning of ERISA, the decision to invest in the Fund was made by a plan fiduciary (as defined in Section 3(21) of ERISA), which is either a bank, savings and loan association, insurance company or investment adviser registered as such under the Advisers Act, and the Subscriber satisfies the Portfolio Requirement.

(j) The Subscriber is an accredited investor and qualified eligible person because it is an employee benefit plan within the meaning of ERISA, it has total assets in excess of $5,000,000, and the Subscriber satisfies the Portfolio Requirement.

(k) The Subscriber is an accredited investor and qualified eligible person because it is a self-directed plan directed by a participant who is an accredited investor and qualified eligible person.

(l) The Subscriber is an accredited investor and qualified eligible person because the beneficiary thereof is an accredited investor and qualified eligible person.

OTHER TAX-EXEMPT ENTITIES

(m) The Subscriber is an accredited investor and qualified eligible person because it is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, was not formed for the specific purpose of acquiring the Interests, has total assets in excess of $5,000,000 and: either (i) satisfies the Portfolio Requirement; or (ii) the trustee or other person authorized to make investment decisions on behalf of the Subscriber, and the person who established the Subscriber, are qualified eligible persons.

(n) The Subscriber is an accredited investor and qualified eligible person because it is a plan established and maintained by a State, its political subdivisions, or any agency or instrumentality of a State or its political subdivisions for the benefit of its employees, has total assets in excess of 5,000,000 and satisfies the Portfolio Requirement.

BANKS

(o) The Subscriber is an accredited investor and qualified eligible person because it is a bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of that Act, acting in its individual capacity, and satisfies the Portfolio Requirement. ("Bank" is defined in Section 3(a)(2) of the Securities Act as "any national bank, or any banking institution organized under the laws of any State . . ., the business of which is substantially confined to banking and is supervised by the State or territorial banking commission or similar official.")

INSURANCE COMPANIES

(p) The Subscriber is an accredited investor and qualified eligible person because it is an insurance company as defined in Section 2(13) of the Securities Act, acting in its individual capacity, and either: (i) satisfies the Portfolio Requirement. ("Insurance company" is defined in Section 2(13) of the Securities Act as a "company which is organized as an insurance company whose primary and predominant business activity is the writing of insurance or the reinsuring of risks underwritten by insurance companies, and which is subject to supervision by the insurance commissioner, or a similar official or agency, of a State.")

NON UNITED STATES PERSONS

(q) The Subscriber is an individual who is not a resident of the United States.

(r) The Subscriber is a corporation, partnership or other entity organized principally for passive investment (such as a commodity pool or investment company) that (a) was not formed for the principal purpose of enabling U.S. Persons to participate in the Fund or in other commodity pools exempt under CFTC Rule 4.7; and (b) is 90% or more owned by Non-U.S. Persons and U.S. Persons that are QEPs.

(s) The Subscriber is a Corporation, partnership or other entity, other than a passive investment entity as described immediately above, organized under the laws of, and with its principal place of business in, a non-U.S. jurisdiction.

(t) The Subscriber is a pension plan for the employees, officers or principals of an entity organized and with its principal place of business outside the U.S.

(u) The Subscriber is an estate or trust whose income is not subject to U.S. income tax, regardless of source.

END